Exhibit (a)(1)(A)
Offer to Purchase
All Outstanding Shares of Common Stock
of
KALVISTA PHARMACEUTICALS, INC.
at
$27.00 per share, net to the seller in cash, without interest and subject to any withholding of taxes by
SKYLINE MERGER SUB, INC.,
a wholly owned subsidiary of
CHIESI FARMACEUTICI S.P.A.
THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE FOLLOWING 11:59 P.M., EASTERN TIME, ON JUNE 10, 2026, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.
Skyline Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”), in the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the other exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO” which, collectively with the Offer to Purchase and the Letter of Transmittal, each as may be amended, supplemented or modified from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated April 29, 2026 (as it may be amended, modified or supplemented from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and KalVista Pharmaceuticals Limited, a private limited company organized under the laws of England and Wales (“KalVista UK”), pursuant to which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury), (ii) any Shares held immediately prior to the Effective Time by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Offer) (see Section 8 - “Certain Information Concerning Parent, Purchaser and Valline”), and (iii) any Shares held by Company stockholders who are entitled to appraisal rights and who have properly exercised and perfected their statutory rights of appraisal pursuant to, and who comply in all respects with, Section 262 of the DGCL and who, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such Shares (the “Dissenting Shares”)) will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any withholding of applicable taxes.
Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for Shares.
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of, among other conditions: (1) the Minimum Condition (as defined below in Section 15 - “Conditions of the Offer”) and (2) the Regulatory Condition (as defined below in Section 15 - “Conditions of the Offer”). The Offer also is subject to other customary conditions as set forth in this Offer to Purchase. See Section 15 - “Conditions of the Offer.” There is no financing condition to the Offer.
The board of directors of the Company (the “Company Board”) has unanimously: (1) determined that the Merger Agreement and the transactions contemplated thereby (including the Offer and the Merger, the “Transactions”), are fair to, and in the best interest of, the Company and its stockholders; (2) declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by the

Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer; in each case, on the terms and subject to the conditions of the Merger Agreement.
THE COMPANY BOARD HAS UNANIMOUSLY RESOLVED TO RECOMMEND THAT YOU TENDER ALL OF YOUR SHARES TO PURCHASER PURSUANT TO THE OFFER.
A summary of the principal terms and conditions of the Offer appears in the “Summary Term Sheet” beginning on page i of this Offer to Purchase. You should read this entire document carefully before deciding whether to tender your Shares in the Offer.
NEITHER THE OFFER NOR THE MERGER HAS BEEN APPROVED OR DISAPPROVED BY THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION (THE “SEC”) OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SEC OR ANY STATE SECURITIES COMMISSION PASSED UPON THE FAIRNESS OR MERITS OF THE OFFER OR THE MERGER OR UPON THE ACCURACY OR ADEQUACY OF THE INFORMATION CONTAINED IN THIS OFFER TO PURCHASE OR THE LETTER OF TRANSMITTAL. ANY REPRESENTATION TO THE CONTRARY IS UNLAWFUL AND A CRIMINAL OFFENSE.
May 13, 2026

IMPORTANT
If you wish to tender all or any portion of your Shares to Purchaser pursuant to the Offer, you must either (i) complete and sign the Letter of Transmittal that accompanies this Offer to Purchase in accordance with the instructions contained in the Letter of Transmittal and mail or deliver the Letter of Transmittal and all other required documents to the Depositary (as defined below in the “Summary Term Sheet”) together with certificates representing the Shares tendered, or prepare an Agent’s Message (as defined below in the “Summary Term Sheet”) by following the procedure for book-entry transfer set forth below in Section 3 - “Procedures for Accepting the Offer and Tendering Shares,” in each case, prior to one minute following 11:59 p.m., Eastern Time, on June 10, 2026 (such time and date, the “Expiration Date,” unless the expiration of the Offer is extended to a subsequent date and time in accordance with the terms of the Merger Agreement, in which event the term “Expiration Date” means such subsequent date and time), (ii) follow the procedures for guaranteed delivery set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares,” or (iii) request that your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact that institution in order to tender your Shares to Purchaser before the Expiration Date.
Unless you use the guaranteed delivery procedures described in Section 3, the Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date.
Questions and requests for assistance should be directed to the Information Agent (as defined below in the “Summary Term Sheet”) at the address and telephone numbers set forth on the back cover of this Offer to Purchase. Additional copies of this Offer to Purchase, the related Letter of Transmittal, the notice of guaranteed delivery and other materials related to the Offer also may be obtained at our expense from the Information Agent. Additionally, copies of this Offer to Purchase, the related Letter of Transmittal and any other materials related to the Offer may be found at www.sec.gov. You also may contact your broker, dealer, commercial bank, trust company or other nominee for assistance.
This Offer to Purchase and the related Letter of Transmittal contain important information, and you should read both carefully and in their entirety before making a decision with respect to the Offer.

SUMMARY TERM SHEET
Skyline Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”), in the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the other exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO” which, collectively with the Offer to Purchase and the Letter of Transmittal, each as may be amended, supplemented or modified from time to time, collectively constitute the “Offer”).
The information contained in this Summary Term Sheet is a summary only and is not meant to be a substitute for the more detailed description and information contained in the Offer to Purchase, the Letter of Transmittal and other related materials. You are urged to read carefully this Offer to Purchase, the Letter of Transmittal and other related materials in their entirety. This Summary Term Sheet includes cross-references to other sections of this Offer to Purchase where you will find more complete descriptions of the topics mentioned below. All capitalized terms used but not defined herein shall have the meanings ascribed to them in the Merger Agreement (as defined below). The information concerning the Company contained in this Summary Term Sheet and elsewhere in this Offer to Purchase has been provided to Parent and Purchaser by the Company or has been taken from, or is based upon, publicly available documents or records of the Company on file with the Securities and Exchange Commission (the “SEC”) or other public sources at the time of the Offer. Parent and Purchaser have not independently verified the accuracy and completeness of such information.

Securities Sought	Subject to certain conditions, including the satisfaction of the Minimum Condition (as defined below in Section 15 - “Conditions of the Offer”), all of the outstanding Shares.

Price Offered Per Share	$27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”).

Scheduled Expiration of Offer	One minute following 11:59 p.m., Eastern Time, on June 10, 2026, unless the Offer is extended or terminated. See Section 1 - “Terms of the Offer.”

Purchaser
Skyline Merger Sub, Inc., a Delaware corporation and wholly owned subsidiary of Parent. Valline S.r.l., a privately-held company formed under the laws of Italy (“Valline”), holds 76% of the share capital of Parent.

Company Board Recommendation
The board of directors of the Company (the “Company Board”) has unanimously: (1) determined that the Merger Agreement (as defined below) and the transactions contemplated thereby (including the Offer and the Merger (as defined below), the “Transactions”), are fair to, and in the best interest of, the Company and its stockholders; (2) declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL (as defined below); and (5) resolved to recommend that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer; in each case, on the terms and subject to the conditions of the Merger Agreement.

Who is offering to buy my securities?
Skyline Merger Sub, Inc. is offering to buy all outstanding Shares in exchange for the Offer Price. Skyline Merger Sub, Inc. was formed solely for the purpose of facilitating an acquisition of the Company by Parent pursuant to the Agreement and Plan of Merger, dated as of April 29, 2026 (as may be amended, supplemented or modified
i

from time to time, the “Merger Agreement”), by and among Purchaser, Parent, the Company and KalVista Pharmaceuticals Limited, a private limited company organized under the laws of England and Wales (“KalVista UK”). See the “Introduction” to this Offer to Purchase and Section 11 - “The Merger Agreement; Other Agreements.”
Unless the context indicates otherwise, in this Offer to Purchase, we use the terms “us,” “we” and “our” to refer to Purchaser and, where appropriate, Parent. We use the term “Purchaser” to refer to Skyline Merger Sub, Inc. alone, the term “Parent” to refer to Chiesi Farmaceutici S.p.A. alone and the term “the Company” to refer to KalVista Pharmaceuticals, Inc.
See Section 8 - “Certain Information Concerning Parent, Purchaser and Valline.”
What is the class and amount of securities sought pursuant to the Offer?
Purchaser is offering to purchase all of the outstanding Shares on the terms and subject to the conditions set forth in this Offer to Purchase. In this Offer to Purchase, we use the term “Offer” to refer to this offer and the term “Shares” to refer to the Shares that are the subject of the Offer.
See the “Introduction” to this Offer to Purchase and Section 1 - “Terms of the Offer.”
Why are you making the Offer?
We are making the Offer because we want to acquire control of, and ultimately the entire equity interest in, the Company. Following the consummation of the Offer, we intend to complete the Merger (as defined below) as soon as practicable. Upon completion of the Merger, the Company will become a wholly owned subsidiary of Parent. In addition, after completion of the Merger we intend to cause the Shares to be delisted from The Nasdaq Global Market (“Nasdaq”) and deregistered under the Securities Exchange Act of 1934, as amended (the “Exchange Act”).
See Section 12 - “Purpose of the Offer; Plans for the Company.”
Who can participate in the Offer?
The Offer is open to all record holders and beneficial owners of Shares.
How much are you offering to pay?
Purchaser is offering to pay $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”).
See the “Introduction” to this Offer to Purchase.
Will I have to pay any fees or commissions?
If you are the holder of record of your Shares and you directly tender your Shares to us in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or other nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply.
See the “Introduction” to this Offer to Purchase and Section 18 - “Fees and Expenses.”
Is there an agreement governing the Offer?
Yes. The Company, Parent, Purchaser and KalVista UK have entered into the Merger Agreement. The Merger Agreement contains the terms and conditions of the Offer and the subsequent merger of Purchaser with and into the Company, with the Company surviving such merger as a wholly owned subsidiary of Parent, in accordance with Section 251(h) of the DGCL and on the terms and subject to the conditions set forth in the Merger Agreement, if the Offer is completed (such merger, the “Merger”).
See Section 11 - “The Merger Agreement; Other Agreements” and Section 15 - “Conditions of the Offer.”

Will the Purchaser have the financial resources to pay for all of the Shares that it is offering to purchase pursuant to the Offer?
Yes. We estimate that we will need approximately $2.0 billion to purchase all of the Shares pursuant to the Offer and to complete the Merger and to pay estimated related transaction fees and expenses, if necessary. Parent will provide us with sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger. Parent will have available to it, through a variety of sources, including balance sheet cash on hand and debt financing, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.
See Section 9 - “Source and Amount of Funds.”
Is Purchaser’s financial condition relevant to my decision to tender my Shares in the Offer?
No. We do not think Purchaser’s financial condition is relevant to your decision whether to tender Shares and accept the Offer because:
•	the Offer is being made for all outstanding Shares solely for cash;
•
through Parent, we will have sufficient funds available to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and, if we consummate the Offer and the Merger, all Shares converted into the right to receive the Offer Price in the Merger;

•	the Offer and the Merger are not subject to any financing or funding condition.
See Section 9 - “Source and Amount of Funds” and Section 11 - “The Merger Agreement; Other Agreements.”
Is there a minimum number of Shares that must be tendered in order for you to purchase any securities?
Yes. The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to various conditions set forth in Section 15 - “Conditions of the Offer,” including, among other conditions, the Minimum Condition. The “Minimum Condition” means that there shall have been validly tendered (and not validly withdrawn) Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its affiliates, including Purchaser (see Section 8 - “Certain Information Concerning Parent, Purchaser and Valline”), represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (excluding Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received,” as defined by Section 251(h)(6)(f) of the DGCL). See Section 15 - “Conditions of the Offer.”
How long do I have to decide whether to tender my Shares in the Offer?
You will have until one minute following 11:59 p.m., Eastern Time, on June 10, 2026 (such time and date, the “Expiration Date,” unless Purchaser shall have extended the period during which the Offer is open in accordance with the Merger Agreement, in which event the “Expiration Date” shall mean the latest time and date at which the Offer, as so extended by Purchaser, shall expire) to tender your Shares in the Offer. In addition, if, pursuant to the Merger Agreement, we decide to, or are required to, extend the Offer as described below, you will have an additional period of time to tender your Shares. If you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to use a guaranteed delivery procedure which is described in Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”
See Section 1 - “Terms of the Offer” and Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”
Can the Offer be extended and under what circumstances?
Yes. The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer and under which Parent is required to cause Purchaser to extend the Offer. Specifically, the Merger Agreement provides:
(i)
if, at the then scheduled Expiration Date, any Offer Condition (as defined below in Section 15 - “Conditions of the Offer”) has not been satisfied or waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent), Purchaser may, in its discretion (and without the consent of the Company or any other person) extend the Offer on one or more occasions, for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied;
(ii)
Purchaser shall extend the Offer for (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof, or Nasdaq applicable to the Offer; and (B) one or more consecutive increments of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), any foreign Antitrust Law and any Foreign Investment Law has expired or been terminated; and

(iii)
if, as of the then scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived (to the extent waivable by Purchaser or Parent), at the written request of the Company, Purchaser shall extend the Offer on one or more occasions for consecutive increments of such duration as requested by the Company, but not more than ten business days per extension, to permit such Offer Condition to be satisfied;

provided, however, that in no event will Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in compliance with its terms, and (y) the End Date (as defined below in Section 11 - The Merger Agreement; Other Agreements -Termination) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company, and provided, further, however, that if at any then-scheduled Expiration Date all of the Offer Conditions other than the Minimum Condition and any other conditions that by their nature are to be satisfied at the Offer Acceptance Time have been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer on more than three occasions in consecutive periods of up to ten business days each.
Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.
See Section 1 - “Terms of the Offer” and Section 11 - “The Merger Agreement; Other Agreements.”
Will there be a subsequent offering period?
No, the Merger Agreement does not permit a “subsequent offering period” in accordance with Rule 14d-11 under the Exchange Act without the prior written consent of the Company.
See Section 1 - “Terms of the Offer.”
How will I be notified if the Offer is extended?
If we extend the Offer, we will inform Equiniti Trust Company, LLC, which is the depositary for the Offer (the “Depositary”), of any extension, and will issue a press release announcing the extension no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date.
See Section 1 - “Terms of the Offer.”
What are the most significant conditions to the Offer?
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of a number of conditions by one minute following 11:59 p.m., Eastern Time, on the Expiration Date of the Offer, including, among other conditions:
•	the Minimum Condition (as defined below in Section 15 - “Conditions of the Offer”);
•	the Order Condition (as defined below in Section 15 - “Conditions of the Offer”);
•	the Regulatory Condition (as defined below in Section 15 - “Conditions of the Offer”);
•	the Representations Condition (as defined below in Section 15 - “Conditions of the Offer”); and
•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).

The above Offer Conditions are further described, and other Offer Conditions are described, below in Section 15 - “Conditions of the Offer.” The Offer is not subject to any financing condition.
How do I tender my Shares?
If you hold your Shares directly as the registered owner and such Shares are represented by stock certificates or book entry at the agent, you may tender your Shares in the Offer by delivering the certificates representing your Shares (if applicable), together with a properly completed and signed Letter of Transmittal and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message (as defined below in Section 2 - “Acceptance for Payment and Payment for Shares”) in lieu of the Letter of Transmittal and such other documents), to the Depositary, not later than the Expiration Date. If you hold your Shares through a bank or broker and they are represented by book-entry positions, you may follow the procedures for book-entry transfer set forth below in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” of this Offer to Purchase, not later than the Expiration Date. The Letter of Transmittal is enclosed with this Offer to Purchase.
If you cannot deliver everything that is required in order to make a valid tender in accordance with the terms of the Offer by the Expiration Date, you may be able to gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed notice of guaranteed delivery (the “Notice of Guaranteed Delivery”). For the tender to be valid, however, the Depositary must receive the missing items within one trading day after the execution of such Notice of Guaranteed Delivery. See Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”
For Company stockholders who are registered holders, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary prior to the Expiration Date. Company stockholders must tender their Shares in accordance with the procedures set forth in this Offer to Purchase and the Letter of Transmittal. Tenders received by the Depositary after the Expiration Date will be disregarded and of no effect, unless tendered pursuant to the guaranteed delivery procedures set forth herein.
If you hold your Shares in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details.
See Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”
If I accept the Offer, how will I get paid?
If the conditions are satisfied and we accept your validly tendered Shares for payment, payment will be made by deposit of the aggregate Merger Consideration for the Shares accepted in the Offer with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from Purchaser and transmitting payments, less any withholding of taxes, to tendering stockholders whose Shares have been accepted for payment. See Section 3 - “Procedures for Accepting the Offer and Tendering Shares.”
Until what time may I withdraw previously tendered Shares?
You may withdraw your previously tendered Shares at any time until the Expiration Date. In addition, if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after July 12, 2026, the 60th day after commencement of the Offer, until we accept your Shares for payment, pursuant to Section 14(d)(5) of the Exchange Act.
See Section 4 - “Withdrawal Rights.”
How do I withdraw previously tendered Shares?
To withdraw previously tendered Shares, you must deliver a written notice of withdrawal with the required information to the Depositary while you still have the right to withdraw Shares. If you tendered Shares by giving instructions to a broker, banker or other nominee, you must instruct the broker, banker or other nominee to arrange for the withdrawal of your Shares.
See Section 4 - “Withdrawal Rights.”
v

Has the Offer been approved by the Company Board?
Yes. The Company Board has unanimously: (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders; (2) declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer; in each case, on the terms and subject to the conditions of the Merger Agreement.
Descriptions of the reasons for the Company Board’s recommendation and approval of the Offer are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being sent to you. Stockholders of the Company should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for Recommendation.”
If Shares tendered pursuant to the Offer are purchased by Purchaser, will the Company continue as a public company?
No. We expect to complete the Merger as soon as practicable following the consummation of the Offer. Once the Merger takes place, the Company will be a wholly owned subsidiary of Parent. Following the Merger, we will cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.
See Section 13 - “Certain Effects of the Offer.”
Will a meeting of the Company’s stockholders be required to approve the Merger?
No. Section 251(h) of the DGCL provides that, unless expressly required by its certificate of incorporation, no vote of stockholders will be necessary to authorize the merger of a constituent corporation which has a class or series of stock listed on a national securities exchange or held of record by more than 2,000 holders immediately prior to the execution of the applicable agreement of merger by such constituent corporation if, subject to certain statutory provisions:
•
the agreement of merger expressly requires that the merger shall be effected by Section 251(h) of the DGCL and provides that such merger be effected as soon as practicable following the consummation of the tender offer;

•
an acquiring corporation consummates a tender offer for all of the outstanding stock of such constituent corporation on the terms provided in such agreement of merger that, absent the provisions of Section 251(h) of the DGCL, would be entitled to vote on the adoption or rejection of the agreement of merger; provided, however, that such tender offer may be conditioned on the tender of a minimum number or percentage of shares of the stock of such constituent corporation, or any class or series thereof, and such offer may exclude any excluded stock (as defined in the DGCL);

•
immediately following the consummation of the tender offer, the stock that the acquiring corporation irrevocably accepts for purchase, together with the stock otherwise owned by the acquiring corporation or its affiliates, equals at least the percentage of shares of each class of stock of such constituent corporation that would otherwise be required to adopt the agreement of merger for such constituent corporation;

•	the acquiring corporation merges with or into such constituent corporation pursuant to such agreement of merger; and
•
each outstanding share (other than shares of excluded stock) of each class or series of stock of the constituent corporation that is the subject of and not irrevocably accepted for purchase in the offer is converted in such merger into, or into the right to receive, the same amount and type of consideration in the merger as was payable in the tender offer.

If the conditions of the Offer and the Merger are satisfied or waived (to the extent waivable), we are required by the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL without a meeting of the Company’s stockholders and without a vote or any further action by the Company’s stockholders.

If I do not tender my Shares but the Offer is consummated, what will happen to my Shares?
If the Offer is consummated and there are no legal restraints preventing or prohibiting the Merger, Purchaser is required under the Merger Agreement to effect the Merger pursuant to Section 251(h) of the DGCL. In the Merger, each Share outstanding immediately prior to the Effective Time (other than (i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury), (ii) any Shares held immediately prior to the Effective Time by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Offer) (see Section 8 - “Certain Information Concerning Parent, Purchaser and Valline”), and (iii) any Shares held by Company stockholders who are entitled to appraisal rights and who have properly exercised and perfected their statutory rights of appraisal pursuant to, and who comply in all respects with, Section 262 of the DGCL and who, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such Shares (the “Dissenting Shares”)) will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any withholding of applicable taxes.
If the Merger is completed, the Company’s stockholders who do not tender their Shares in the Offer (other than stockholders who properly exercise appraisal rights) will receive the same Offer Price per Share that they would have received had they tendered their Shares in the Offer. Therefore, if the Offer is consummated and the Merger is completed, the only differences to you between tendering your Shares and not tendering your Shares in the Offer are that (i) you may be paid earlier if you tender your Shares in the Offer and (ii) appraisal rights will not be available to you if you tender Shares in the Offer, but will be available to you in the Merger if you do not tender Shares in the Offer and you comply in all respects with Section 262 of the DGCL. See Section 17 - “Appraisal Rights.”
However, in the unlikely event that the Offer is consummated but the Merger is not completed, the number of the Company’s stockholders and the number of Shares that are still in the hands of the public may be so small that there will no longer be an active public trading market (or, possibly, there may not be any public trading market) for the Shares. Also, in such event, it is possible that the Shares will be delisted from Nasdaq and the Company will no longer be required to make filings with the SEC under the Exchange Act, or will otherwise not be required to comply with the rules relating to publicly held companies to the same extent as it is now.
See the “Introduction” to this Offer to Purchase, Section 11 - “The Merger Agreement; Other Agreements” and Section 13 - “Certain Effects of the Offer.”
What are the material U.S. federal income tax consequences of tendering my Shares in the Offer or having my Shares exchanged for the Merger Consideration pursuant to the Merger?
The receipt of cash by a U.S. Holder (as defined in Section 5 - “Material U.S. Federal Income Tax Considerations”) in exchange for such U.S. Holder’s Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. A U.S. Holder will recognize gain or loss equal to the difference, if any, between (i) the cash received and (ii) such U.S. Holder’s adjusted tax basis in the Shares exchanged. Such gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in such Shares exceeds one year at the time of the closing of the Offer or the Effective Time, as the case may be.
Non-U.S. Holders (as defined in Section 5 - “Material U.S. Federal Income Tax Considerations”) generally will not be subject to U.S. federal income tax with respect to the receipt of cash in the Offer or the Merger unless such Non-U.S. Holder has certain connections to the United States or certain other exceptions apply, but may be subject to the backup withholding rules (as described in Section 5 - “Material U.S. Federal Income Tax Considerations”) unless the Non-U.S. Holder complies with certain certification procedures or otherwise establishes a valid exemption from backup withholding.
For more information, see Section 5 - “Material U.S. Federal Income Tax Considerations.”
We urge you to consult with your tax advisor as to the tax considerations relevant to you and the consequences of the Offer and the Merger in light of your particular circumstances (including the application and effect of any U.S. federal, state, local or non-U.S. income and other tax laws).

What will happen to my stock options and equity awards in the Offer?
The Offer is being made only for Shares, and not for outstanding stock options or other equity awards granted by the Company. The following describes the treatment of options to purchase Shares (“Company Options”) and restricted stock units granted by the Company (“Company RSUs”) outstanding immediately prior to the Effective Time.
The Merger Agreement provides that, at the Effective Time:
•
Each Company Option that is then outstanding and unexercised, and which has a per Share exercise price that is less than the Merger Consideration, shall be (i) to the extent not then vested, deemed fully vested and (ii) cancelled and converted into the right of the holder thereof to receive a cash payment (without interest) equal to the product of (A) the excess of (x) the Merger Consideration over (y) the per Share exercise price of such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time;

•
Each Company Option with a per Share exercise price equal to or greater than the Merger Consideration shall be cancelled at the Effective Time without any consideration payable in respect thereof and shall have no further force or effect; and

•
Each then outstanding Company RSU shall be (i) deemed fully vested and (ii) cancelled and converted into the right of the holder thereof to receive a cash payment (without interest) equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Company RSU immediately prior to the Effective Time.

See Section 11 - “The Merger Agreement; Other Agreements.”
What is the market value of my Shares as of a recent date?
On April 28, 2026, the last full day of trading before we announced the Merger Agreement, the reported closing sale price of the Shares on Nasdaq was $19.24 per Share. On May 12, 2026, the last full day of trading before commencement of the Offer, the reported closing sale price of the Shares on Nasdaq was $26.73 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.
See Section 6 - “Price Range of Shares; Dividends on the Shares.”
Will I have appraisal rights in connection with the Offer?
No appraisal rights will be available to holders of Shares who tender such Shares in connection with the Offer. However, if Purchaser purchases Shares pursuant to the Offer and the Merger is completed, holders of Shares immediately prior to the Effective Time who (i) did not tender their Shares in the Offer, (ii) follow the procedures set forth in Section 262 of the DGCL and (iii) do not thereafter lose such holders’ appraisal rights (by withdrawal, failure to perfect or otherwise) in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and to receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, thereon. The “fair value” could be greater than, less than or the same as the Offer Price.
See Section 17 - “Appraisal Rights.”
Whom should I call if I have questions about the Offer?
You may call MacKenzie Partners, Inc., the information agent for the Offer (the “Information Agent”), toll free at (800) 322-2885. Banks and brokerage firms may call (212) 929-5500. See the back cover of this Offer to Purchase for additional contact information.

INTRODUCTION
Skyline Merger Sub, Inc., a Delaware corporation (“Purchaser”) and a wholly owned subsidiary of Chiesi Farmaceutici S.p.A., an Italian società per azioni (“Parent”), is offering to purchase all of the outstanding shares of common stock, par value $0.001 per share (the “Shares”), of KalVista Pharmaceuticals, Inc., a Delaware corporation (the “Company”), for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase (this “Offer to Purchase”), in the accompanying Letter of Transmittal (the “Letter of Transmittal”) and the other exhibits to the Tender Offer Statement on Schedule TO (the “Schedule TO” which, collectively with the Offer to Purchase and the Letter of Transmittal, each as may be amended, supplemented or modified from time to time, collectively constitute the “Offer”).
The Offer is being made pursuant to the Agreement and Plan of Merger, dated April 29, 2026 (as it may be amended, supplemented or modified from time to time, the “Merger Agreement”), by and among the Company, Parent, Purchaser and KalVista Pharmaceuticals Limited, a private limited company organized under the laws of England and Wales (“KalVista UK”), pursuant to which, as soon as practicable following consummation of the Offer and the satisfaction or waiver of certain conditions, Purchaser will merge with and into the Company pursuant to Section 251(h) of the General Corporation Law of the State of Delaware, as amended (the “DGCL”), upon the terms and subject to the conditions set forth in the Merger Agreement, with the Company continuing as the surviving corporation (the “Surviving Corporation”) and becoming a wholly owned subsidiary of Parent (the “Merger”). In the Merger, each Share outstanding immediately prior to the effective time of the Merger (the “Effective Time”) (other than (i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury), (ii) any Shares held immediately prior to the Effective Time by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Offer) (see Section 8 - “Certain Information Concerning Parent, Purchaser and Valline”), and (iii) any Shares held by Company stockholders who are entitled to appraisal rights and who have properly exercised and perfected their statutory rights of appraisal pursuant to, and who comply in all respects with, Section 262 of the DGCL and who, as of the Effective Time, have neither effectively withdrawn nor lost their rights to such appraisal and payment under the DGCL with respect to such Shares (the “Dissenting Shares”)) will be converted into the right to receive the Offer Price, without interest, from Purchaser (the “Merger Consideration”), less any withholding of applicable taxes.
Under no circumstances will interest be paid on the purchase price for the Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making payment for the Shares.
The Merger Agreement is more fully described below in Section 11 - “The Merger Agreement; Other Agreements.”
Tendering stockholders who are holders of record of their Shares and who tender directly to the Depositary (as defined above in the “Summary Term Sheet”) will not be obligated to pay brokerage fees or commissions or, except as otherwise provided in Section 6 of the Letter of Transmittal, stock transfer taxes with respect to the purchase of Shares by Purchaser pursuant to the Offer. Stockholders who hold their Shares through a broker, banker or other nominee should consult such institution as to whether it charges any service fees or commissions.
The Company Board has unanimously: (1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders; (2) declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer; in each case, on the terms and subject to the conditions of the Merger Agreement.
Descriptions of the Company Board’s reasons for authorizing and approving the Merger Agreement and the consummation of the Transactions are set forth in the Company’s Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”), which is being sent to you. Stockholders of the Company should carefully read the information set forth in the Schedule 14D-9, including the information set forth in Item 4 thereof under the sub-headings “Background of the Offer and the Merger” and “Reasons for Recommendation.”
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of, among other conditions: (i) the Minimum Condition (as defined below in Section 15 - “Conditions of the Offer”), (ii) the Order Condition (as defined below in Section 15 - “Conditions of the Offer”), (iii) the Regulatory Condition (as defined below in Section 15 - “Conditions of the Offer”) and (iv) the Representations Condition (as defined below in Section 15 - “Conditions of the Offer”). The Offer also is subject to other conditions as set forth in this Offer to Purchase. See Section 15 - “Conditions of the Offer.” There is no financing condition to the Offer.
The Company has advised Parent that at a meeting of the Company Board held on April 28, 2026, representatives of Centerview Partners LLC (“Centerview”) reviewed with the Company Board Centerview’s financial analysis of the Offer Price and the Merger Consideration, and rendered to the Company Board its oral opinion, which was subsequently confirmed by delivery of a written opinion dated April 28, 2026, that, as of the date of such written opinion and based upon and subject to the various assumptions made, procedures followed, matters considered and qualifications and limitations upon the review undertaken by Centerview in preparing its opinion, the Offer Price or Merger Consideration to be paid to the holders of Shares (other than Excluded Shares, Dissenting Shares or any Shares held by any affiliate of the Company or Parent) (see Section 8 - “Certain Information Concerning Parent, Purchaser and Valline”) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. The full text of the written opinion of Centerview sets forth the assumptions made, procedures followed, matters considered and qualifications and limitations on the review undertaken by Centerview in connection with its opinion and is attached as Annex I to the Schedule 14D-9.
THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION THAT SHOULD BE READ CAREFULLY IN ITS ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE TENDER OFFER
1.	Terms of the Offer
Purchaser is offering to purchase all of the outstanding Shares at the Offer Price. Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of such extension or amendment), we will accept for payment and, promptly after the Expiration Date, pay for all Shares validly tendered prior to the Expiration Date and not validly withdrawn as described in Section 4 - “Withdrawal Rights.”
The Offer is conditioned upon, among other things, the satisfaction or waiver of the Minimum Condition and the other conditions described in Section 15 - “Conditions of the Offer.”
The Merger Agreement contains provisions that govern the circumstances under which Purchaser is required or permitted to extend the Offer. Specifically, the Merger Agreement provides that:
(i)
if, at the then scheduled Expiration Date, any Offer Condition (as defined below in Section 15 - “Conditions of the Offer”) has not been satisfied or waived by Purchaser or Parent (to the extent waivable by Purchaser or Parent), Purchaser may, in its discretion (and without the consent of the Company or any other person) extend the Offer on one or more occasions, for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied;

(ii)
Purchaser shall extend the Offer for (A) any period required by any Legal Requirement, any interpretation or position of the SEC, the staff thereof, or Nasdaq applicable to the Offer; and (B) one or more consecutive increments of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the Hart-Scott-Rodino Antitrust Improvements Act of 1976 (the “HSR Act”), any foreign Antitrust Law and any Foreign Investment Law has expired or been terminated; and

(iii)
if, as of the then scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived (to the extent waivable by Purchaser or Parent), at the written request of the Company, Purchaser shall extend the Offer on one or more occasions for consecutive increments of such duration as requested by the Company, but not more than ten business days per extension, to permit such Offer Condition to be satisfied;

provided, however, that in no event will Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with its terms, and (y) the End Date (as defined in Section 11 - The Merger Agreement; Other Agreements -Termination) (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company, and provided, further, however, that if at any then-scheduled Expiration Date all of the Offer Conditions other than the Minimum Condition and any other conditions that by their nature are to be satisfied at the Offer Acceptance Time have been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer on more than three occasions in consecutive periods of up to ten business days each.
Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.
See Section 11 - “The Merger Agreement; Other Agreements - Termination.”
If we extend the Offer, are delayed in our acceptance for payment of or payment for Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 - “Withdrawal Rights.” However, our ability to delay the payment for Shares that we have accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires us to pay the consideration offered or return the securities deposited by or on behalf of stockholders promptly after the termination or withdrawal of the Offer.
Purchaser expressly reserves the right to waive, in its sole discretion, in whole or in part, any Offer Condition or modify the terms of the Offer, except that the Company’s prior written consent is required for Purchaser to:
•	decrease the Offer Price;
•	change the form of consideration payable in the Offer;

•	decrease the maximum number of Shares sought to be purchased in the Offer;
•	impose conditions or requirements to the Offer in addition to the Offer Conditions;
•	amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clauses (e) or (g) of Annex I to the Merger Agreement;
•
amend or modify any of the other terms of the Offer in a manner that adversely affects, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Parent or Purchaser to consummate the Offer, the Merger or any of the other Transactions;

•	terminate the Offer or accelerate, extend or otherwise change the Expiration Date, except as provided in Sections 1.1(c) or 1.1(d) of the Merger Agreement; or
•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
Any extension, delay, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., Eastern Time, on the business day after the previously scheduled Expiration Date. Without limiting the manner in which we may choose to make any public announcement, we intend to make announcements regarding the Offer by issuing a press release and making any appropriate filing with the SEC.
If we make a material change in the terms of the Offer or the information concerning the Offer or if we waive a material condition of the Offer, we will disseminate additional tender offer materials and extend the Offer, in each case, if and to the extent required by Rules 14d-4(d)(1), 14d-6(c) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the relative materiality of the terms or information changes. We understand that in the SEC’s view, an offer should remain open for a minimum of five business days from the date the material change is first published, sent or given to holders of Shares, and with respect to a change in price or a change in the percentage of securities sought, a minimum ten business day period generally is required to allow for adequate dissemination to holders of Shares and investor response.
If, on or before the Expiration Date, we increase the consideration being paid for Shares accepted for payment in the Offer, such increased consideration will be paid to all holders whose Shares are purchased in the Offer, whether such Shares were tendered before or after the announcement of the increase in consideration.
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of the Offer Conditions. Notwithstanding any other term of the Offer or the Merger Agreement, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-1(c) under the Exchange Act, to pay for any tendered Shares if any of the Offer Conditions has not been satisfied or waived at one minute following 11:59 p.m., Eastern Time, on the scheduled Expiration Date of the Offer. Under certain circumstances described in the Merger Agreement, Parent or the Company may terminate the Merger Agreement.
The Company has provided us with its stockholder list and security position listings for the purpose of disseminating the Offer to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed to record holders of Shares, whose names appear on the Company’s stockholder list and will be furnished, for subsequent transmittal to beneficial owners of Shares, to brokers, dealers, commercial banks, trust companies and similar persons whose names, or the names of whose nominees, appear on the stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.
2.	Acceptance for Payment and Payment for Shares
Subject to the terms of the Offer and the Merger Agreement and the satisfaction or waiver of all of the Offer Conditions set forth in Section 15 - “Conditions of the Offer,” we will (i) promptly after the expiration of the Offer irrevocably accept for payment all Shares tendered and not validly withdrawn pursuant to the Offer (the time of such acceptance, the “Offer Acceptance Time”) and (ii) promptly after the Offer Acceptance Time pay for such Shares. Subject to compliance with Rule 14e-1(c) and Rule 14d-11(e) under the Exchange Act, as applicable, and with the

Merger Agreement, for a description of our rights and obligations to delay payment for Shares in order to comply in whole or in part with any applicable law or regulation, see Section 1 - “Terms of the Offer” and Section 16 - “Certain Legal Matters; Regulatory Approvals.”
In all cases, we will pay for Shares validly tendered, not validly withdrawn and accepted for payment pursuant to the Offer only after timely receipt by the Depositary of (i) the certificates evidencing such Shares (the “Share Certificates”) or confirmation of a book-entry transfer of such Shares into the Depositary’s account at The Depository Trust Company (“DTC”) (such a confirmation, a “Book-Entry Confirmation”) pursuant to the procedures set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares,” (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message (as defined below) in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares, are actually received by the Depositary.
The term “Agent’s Message” means a message transmitted through electronic means by DTC in accordance with the normal procedures of DTC to, and received by, the Depositary and forming part of a Book-Entry Confirmation, that states that DTC has received an express acknowledgment from the participant in DTC tendering the Shares that are the subject of such Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal, and that Purchaser may enforce such agreement against such participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office.
For purposes of the Offer, we will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered to Purchaser and not validly withdrawn as, if and when we give oral or written notice to the Depositary of our acceptance for payment of such Shares pursuant to the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment pursuant to the Offer will be made by deposit of the Offer Price for such Shares with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments from us and transmitting such payments to tendering stockholders whose Shares have been accepted for payment. If we extend the Offer, are delayed in our acceptance for payment of Shares or are unable to accept Shares for payment pursuant to the Offer for any reason, then, without prejudice to our rights under the Offer and the Merger Agreement, the Depositary may retain tendered Shares on our behalf, and such Shares may not be withdrawn except to the extent that tendering stockholders are entitled to withdrawal rights as described in Section 4 - “Withdrawal Rights” and as otherwise required by Rule 14e-1(c) under the Exchange Act. Under no circumstances will we pay interest on the Offer Price for Shares accepted for payment in the Offer, including by reason of any extension of the Offer or any delay in making such payment.
If any tendered Shares are not accepted for payment pursuant to the terms and conditions of the Offer for any reason, or if Share Certificates are submitted evidencing more Shares than are tendered, Share Certificates representing unpurchased Shares will be promptly returned, without expense, to the tendering stockholder (or, in the case of Shares tendered by book-entry transfer into the Depositary’s account at DTC pursuant to the procedure set forth in Section 3 -“Procedures for Accepting the Offer and Tendering Shares,” such Shares will be credited to an account maintained at DTC) following the expiration or termination of the Offer.
3.	Procedures for Accepting the Offer and Tendering Shares
Valid Tenders. Except as set forth below, in order for a stockholder to validly tender Shares pursuant to the Offer, the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees and any other documents required by the Letter of Transmittal (or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents) must be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase and either (i) the Share Certificates evidencing tendered Shares must be received by the Depositary at such address or (ii) such Shares must be tendered pursuant to the procedure for book-entry transfer described below under “Book-Entry Transfer” and a Book-Entry Confirmation must be received by the Depositary, in each case prior to the expiration of the Offer. Alternatively, the tendering stockholder may comply with the guaranteed delivery procedures set forth below.
Book-Entry Transfer. The Depositary will establish an account with respect to the Shares at DTC for purposes of the Offer within two business days after the date of this Offer to Purchase. Any financial institution that is a participant in the system of DTC may make a book-entry delivery of Shares by causing DTC to transfer such Shares into the Depositary’s account at DTC in accordance with DTC’s procedures for such transfer. However, although delivery of Shares may be effected through book-entry transfer at DTC, either the Letter of Transmittal, properly completed and duly executed, together with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase prior to the Expiration Date. Delivery of documents to DTC does not constitute delivery to the Depositary.
Guaranteed Delivery. A stockholder who desires to tender Shares pursuant to the Offer and who cannot complete the procedure for book-entry transfer prior to the Expiration Date, or who cannot deliver all required documents to the Depositary prior to the Expiration Date, may tender such Shares by satisfying all the requirements set forth below:
•	such tender is made by or through an Eligible Institution (as defined below);
•	a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by us, is received by the Depositary (as provided below) prior to the Expiration Date; and
•
a properly completed and duly executed Letter of Transmittal, with any required signature guarantees (in respect of Shares tendered by any means other than book-entry transfer through DTC) or, in the case of book-entry transfer through the DTC, a Book-Entry Confirmation with respect to all such Shares together, with a Letter of Transmittal (with any required signature guarantees) or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents, are received by the Depositary within one trading day after the date of execution of such Notice of Guaranteed Delivery. A “trading day” is any day on which Nasdaq is open for business.

The Notice of Guaranteed Delivery may be delivered by overnight courier to the Depositary or mailed or e-mailed to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery. Shares tendered by a Notice of Guaranteed Delivery will not be deemed validly tendered for purposes of satisfying the Minimum Condition unless the Shares underlying such Notice of Guaranteed Delivery are delivered to the Depositary prior to the Expiration Date.
Signature Guarantees for Shares. No signature guarantee is required on the Letter of Transmittal (i) if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3, includes any participant in DTC’s systems whose name appears on a security position listing as the owner of the Shares) of the Shares tendered therewith, unless such holder or holders have completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the cover of the Letter of Transmittal or (ii) if the Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a member in good standing of the Security Transfer Agents Medallion Program or any other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 of the Exchange Act (each an “Eligible Institution” and collectively “Eligible Institutions”). In all other cases, all signatures on a Letter of Transmittal must be guaranteed by an Eligible Institution. See Instruction 1 of the Letter of Transmittal. If a Share Certificate is registered in the name of a person or persons other than the signers of the Letter of Transmittal, or if payment is to be made or delivered to, or a Share Certificate not accepted for payment or not tendered is to be issued in, the name(s) of a person or persons other than the registered holder(s), then the Share Certificate must be endorsed or accompanied by appropriate duly executed stock powers, in either case signed exactly as the name(s) of the registered holder(s) appear on the Share Certificate, with the signature(s) on such Share Certificate or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 of the Letter of Transmittal.
Notwithstanding any other provision of this Offer, payment for Shares accepted for payment pursuant to the Offer will in all cases only be made after timely receipt by the Depositary of (i) certificates evidencing such Shares or a Book-Entry Confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC pursuant to the procedures set forth in this Section 3, (ii) the Letter of Transmittal, properly completed and duly executed, with any required signature guarantees and (iii) any other documents required by the Letter of Transmittal or, in the case of a book-entry transfer, an Agent’s Message in lieu of the Letter of Transmittal and such other documents. Accordingly, tendering stockholders may be paid at different times depending upon when the Share Certificates and Letter of Transmittal, or Book-Entry Confirmations and Agent’s Message, in each case, with respect to Shares are actually received by the Depositary. If you are unable to deliver any required document or instrument to the Depositary prior to the Expiration Date, you may gain some extra time by having a broker, a bank or other fiduciary that is an eligible guarantor institution guarantee that the missing items will be received by the Depositary by using the enclosed Notice of Guaranteed Delivery. For the tender to be valid, however, the Depositary must receive the missing items within one trading day after the execution of such Notice of Guaranteed Delivery.
THE METHOD OF DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS, INCLUDING DELIVERY THROUGH DTC, IS AT THE ELECTION AND RISK OF THE TENDERING STOCKHOLDER. DELIVERY OF THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS WILL BE DEEMED MADE, AND RISK OF LOSS THEREOF SHALL PASS, ONLY WHEN THEY ARE ACTUALLY RECEIVED BY THE DEPOSITARY (INCLUDING, IN THE CASE OF A BOOK-ENTRY TRANSFER OF SHARES, BY BOOK-ENTRY CONFIRMATION WITH RESPECT TO SUCH SHARES). IF SUCH DELIVERY IS BY MAIL, IT IS RECOMMENDED THAT THE SHARES (OR SHARE CERTIFICATES), THE LETTER OF TRANSMITTAL AND ALL OTHER REQUIRED DOCUMENTS BE SENT BY PROPERLY INSURED REGISTERED MAIL WITH RETURN RECEIPT REQUESTED. IN ALL CASES, SUFFICIENT TIME SHOULD BE ALLOWED TO ENSURE TIMELY DELIVERY PRIOR TO THE EXPIRATION DATE.
Tender Constitutes Binding Agreement. The tender of Shares pursuant to any one of the procedures described above will constitute the tendering stockholder’s acceptance of the Offer, as well as the tendering stockholder’s representation and warranty that such stockholder has the full power and authority to tender and assign the Shares tendered, as specified in the Letter of Transmittal. Our acceptance for payment of Shares tendered pursuant to the Offer will constitute a binding agreement between the tendering stockholder and us upon the terms and subject to the conditions of the Offer.
Determination of Validity. The Depositary will examine each document received from stockholders for the tender of Shares (including, if applicable, Share Certificates, the Letter of Transmittal and other required documents) and each notice of withdrawal to determine whether such tender or withdrawal may be defective. In the event the Depositary reasonably concludes that any such document or notice has been improperly completed, executed or transmitted or if some other defect or irregularity exists in connection with a tender of Shares or a withdrawal of tender of Shares, if applicable, the Depositary is authorized to notify the person tendering or withdrawing such Shares of the existence of such defect or irregularity and to take such commercially reasonable actions as are necessary to cause such defect or irregularity to be corrected. If such actions prove to be unsuccessful, the Depositary shall consult with Purchaser for instructions as to the number of Shares, if any, it is authorized to accept for tender or withdrawal of tender. All questions as to the validity, form, eligibility (including time of receipt) and acceptance for payment of any tender of Shares will be determined by us, in our sole discretion, which determination shall be final and binding on all parties, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. We reserve the absolute right to reject any and all tenders determined by us not to be in proper form or the acceptance for payment of which may, in our opinion, be unlawful. We also reserve the absolute right to waive any defect or irregularity in the tender of any Shares of any particular stockholder, whether or not similar defects or irregularities are waived in the case of other stockholders. No tender of Shares will be deemed to have been validly made until all defects and irregularities have been cured or waived to our satisfaction. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. Subject to the terms of the Merger Agreement and the rights of holders of Shares to challenge any interpretation with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court, our interpretation of the terms and conditions of the Offer (including the Letter of Transmittal and the instructions thereto) will be final and binding.
Appointment as Proxy. By executing the Letter of Transmittal (or, in the case of a book-entry transfer, delivering an Agent’s Message in lieu of a Letter of Transmittal) as set forth above, the tendering stockholder will irrevocably appoint designees of Purchaser as such stockholder’s attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by Purchaser and with respect to any and all other Shares or other securities or rights issued or issuable in respect of such Shares. All such powers of attorney and proxies will be considered irrevocable and coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, we accept for payment the Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). Upon the effectiveness of such appointment, the designees of Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any annual, special or adjourned meeting of the Company’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. We reserve the right to require that, in order for Shares to be deemed validly tendered, immediately upon our acceptance for payment of such Shares, Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of the Company’s stockholders.
Company Options and Company Restricted Stock Units (“Company RSUs”)
The Offer is being made only for Shares, and not for outstanding stock options or other equity awards granted by the Company. Holders of certain outstanding equity awards granted by the Company, will receive payment for such equity awards following the Effective Time as provided in the Merger Agreement without participating in the Offer. The following describes the treatment of the equity awards outstanding immediately prior to the Effective Time.
At the Effective Time, each Company Option that is then outstanding and unexercised, and which has a per Share exercise price that is less than the Merger Consideration, shall be (i) to the extent not then vested, deemed fully vested and (ii) cancelled and converted into the right of the holder thereof to receive a cash payment (without interest) equal to the product of (A) the excess of (x) the Merger Consideration over (y) the per Share exercise price of such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time.
Any Company Option with a per Share exercise price equal to or greater than the Merger Consideration shall be cancelled at the Effective Time without any consideration payable in respect thereof and shall have no further force or effect.
At the Effective Time, each then outstanding Company RSU shall be deemed fully vested and cancelled and converted into the right of the holder thereof to receive a cash payment (without interest) equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Company RSU immediately prior to the Effective Time.
4.	Withdrawal Rights
Except as otherwise provided in this Section 4, or as provided by applicable law, tenders of Shares made pursuant to the Offer are irrevocable.
Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. Thereafter, tenders are irrevocable, except that if we have not accepted your Shares for payment within 60 days of commencement of the Offer, you may withdraw them at any time after July 12, 2026, the 60th day after commencement of the Offer, until Purchaser accepts your Shares for payment, pursuant to Section 14(d)(5) of the Exchange Act.
For a withdrawal of Shares to be effective, the Depositary must timely receive a written notice of withdrawal at one of its addresses set forth on the back cover of this Offer to Purchase. Any notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and the names in which the Share Certificates are registered, if different from that of the person who tendered such Shares. The signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution, unless such Shares have been tendered for the account of an Eligible Institution. If Shares have been tendered pursuant to the procedures for book-entry transfer as set forth in Section 3 - “Procedures for Accepting the Offer and Tendering Shares,” any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn Shares. If Share Certificates representing the Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, prior to the physical release of such Share Certificates, the name of the registered owners and the serial numbers shown on such Share Certificates must also be furnished to the Depositary.
Withdrawals of tenders of Shares may not be rescinded and any Shares validly withdrawn will be deemed not validly tendered for purposes of the Offer. Withdrawn Shares may, however, be retendered by following one of the procedures for tendering Shares described in Section 3 - “Procedures for Accepting the Offer and Tendering Shares” at any time prior to the Expiration Date.

Purchaser will determine, in its sole discretion, all questions as to the form and validity (including time of receipt) of any notice of withdrawal, and such determination will be final and binding, subject to the rights of holders of Shares to challenge such determination with respect to their Shares in a court of competent jurisdiction and any subsequent judgment of any such court. No withdrawal of Shares shall be deemed to have been properly made until all defects and irregularities have been cured or waived. None of Purchaser, Parent or any of their respective affiliates or assigns, the Depositary, the Information Agent or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification.
5.	Material U.S. Federal Income Tax Considerations
The following is a discussion of the material U.S. federal income tax considerations of the Offer and the Merger, as applicable, to the Company’s stockholders whose Shares are tendered and accepted for payment pursuant to the Offer or whose Shares are converted into the right to receive cash in the Merger. This discussion is based on provisions of the Internal Revenue Code of 1986, as amended (the “Code”), U.S. Treasury Department regulations promulgated or proposed thereunder, and administrative guidance and judicial interpretations thereof, each in effect as of the date of this Offer, and all of which are subject to change or differing interpretation, possibly with retroactive effect. We have not sought, and do not intend to seek, any ruling from the U.S. Internal Revenue Service (“IRS”) or any opinion of counsel with respect to the statements made and the conclusions reached in the following summary. No assurance can be given that the IRS will agree with the views expressed herein, or that a court will not sustain any challenge by the IRS in the event of litigation, and the IRS or a court may assert alternative characterizations of all or part of the consideration received in the Offer or of the Merger.
This summary applies only to the Company’s stockholders who hold their Shares as “capital assets” within the meaning of Section 1221 of the Code (generally, property held for investment). This summary does not address all aspects of U.S. federal income taxation that may be relevant to a stockholder of the Company in light of its particular circumstances, or that may apply to a Company stockholder subject to special treatment under U.S. federal income tax laws, including, but not limited to:
•
a Company stockholder that is a regulated investment company, real estate investment trust, controlled foreign corporation, passive foreign investment company, cooperative, bank or certain other financial institution, insurance company, small business investment company, tax-exempt organization (including a private foundation), governmental organization, retirement or pension plan, dealer in securities or foreign currency, trader that uses the mark-to-market method of accounting with respect to its securities, expatriate or former long-term resident of the United States;

•	a Company stockholder that is, or holds Shares through, a partnership, S corporation, hybrid entity, or other pass-through entity or branch for U.S. federal income tax purposes;
•
a Company stockholder that holds Shares as part of a straddle, hedging, constructive sale, conversion or other integrated transaction, or that is required to recognize income or gain with respect to the Offer or the Merger, as applicable, no later than the time such income or gain is required to be reported on an applicable financial statement (as defined in Section 451(b) of the Code);

•	a Company stockholder that holds or has held, directly, indirectly, or constructively by attribution, 5% or more of the outstanding Shares;
•	a Company stockholder that holds Shares as qualified small business stock for purposes of Sections 1045 and/or 1202 of the Code;
•	a Company stockholder that exercises appraisal rights in the Merger;
•
a Company stockholder who received the Shares as compensation, pursuant to the exercise of employee stock options, stock purchase rights or stock appreciation rights, as restricted stock, or otherwise; and

•	a U.S. Holder (as defined below) whose functional currency is not the United States dollar.
In addition, this discussion does not address any tax considerations arising under the Medicare contribution tax on net investment income, the alternative minimum tax, or the special tax accounting rules under Section 451(b) of the Code (which would require certain Company stockholders to recognize income or gain with respect to the Offer or the Merger, as applicable, no later than the time such income or gain is required to be reported on an applicable financial statement), nor does it address any tax considerations under state, local, or non-U.S. laws or U.S. federal laws (including the Foreign Account Tax Compliance Act of 2010) other than those pertaining to the U.S. federal income tax.
If a partnership, or another entity or arrangement treated as a partnership, or other pass-through entity for U.S. federal income tax purposes, holds Shares, the tax treatment of its partners or members generally will depend upon the status of the partner or member and the activities of the partnership or other entity. Accordingly, partnerships and other entities or arrangements treated as partnerships or other pass-through entities for U.S. federal income tax purposes that hold Shares, and partners or members in those entities or arrangements, are urged to consult their tax advisors regarding the specific U.S. federal income tax considerations relevant to them and the consequences of the Offer and the Merger, as applicable.
This discussion of the material U.S. federal income tax considerations of the Offer and the Merger to holders of Shares is for general information only and is not, is not intended to be, and may not be construed as, tax advice to holders of Shares, and is not binding on the IRS or any court. Because individual circumstances may differ, each Company stockholder is urged to consult his, her, or its tax advisors as to the applicability and effect of the rules discussed below and the particular tax consequences of the Offer and the Merger, as applicable, including the application of the alternative minimum tax and any other U.S. federal, state, local, and non-U.S. tax laws.
Material Tax Considerations for U.S. Holders
For purposes of this discussion, the term “U.S. Holder” means a beneficial owner of Shares that, for U.S. federal income tax purposes, is:
(i)	an individual who is a citizen or resident of the United States;
(ii)	a corporation, or an entity treated as a corporation for U.S. federal income tax purposes, created or organized under the laws of the United States, any state thereof, or the District of Columbia;
(iii)	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or
(iv)
a trust, if (A) a United States court is able to exercise primary supervision over the trust’s administration and one or more U.S. persons have authority to control all of the trust’s substantial decisions or (B) the trust has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

The exchange of Shares for cash pursuant to the Offer or the Merger, as applicable, will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. Holder will recognize capital gain or loss for U.S. federal income tax purposes in an amount equal to the difference, if any, between (i) the amount of cash received (determined before the deduction of withholding taxes, if any) and (ii) the U.S. Holder’s adjusted tax basis in the Shares sold pursuant to the Offer or exchanged pursuant to the Merger. Such capital gain or loss will be long-term capital gain or loss if the U.S. Holder’s holding period in such Shares exceeds one year at the time of the closing of the Offer or the Effective Time, as the case may be. A non-corporate U.S. Holder (including an individual) who has held the Shares for more than one year generally will be eligible for reduced tax rates for such long-term capital gains. The deductibility of capital losses is subject to limitations. If a U.S. Holder acquired different blocks of Shares at different times and different prices, such U.S. Holder must determine its adjusted tax basis and holding period separately with respect to each block of the Shares.
Material Tax Considerations for Non-U.S. Holders
For purposes of this discussion, the term “Non-U.S. Holder” means any beneficial owner of Shares that is neither a U.S. Holder nor a partnership (or other entity or arrangement classified as a partnership) for U.S. federal income tax purposes.
Subject to the discussion below under the heading “Information Reporting and Backup Withholding,” any gain realized by a Non-U.S. Holder upon the tender of Shares pursuant to the Offer or the exchange of Shares pursuant to the Merger, as the case may be, generally will not be subject to U.S. federal income tax unless:
(i)
the gain is effectively connected with a U.S. trade or business of such Non-U.S. Holder (and, if an applicable income tax treaty so provides, is attributable to a permanent establishment maintained by such Non-U.S. Holder in the United States), in which case the Non-U.S. Holder generally will be taxed in the same manner as a U.S. Holder (as described above under “Material Tax Considerations for U.S. Holders”), except that if the Non-U.S. Holder is a foreign corporation for U.S. federal income tax purposes, an additional “branch profits tax” may in certain circumstances apply at a rate of 30% (or a lower rate under an applicable income tax treaty) on its “effectively connected gains;” or
(ii)
the Non-U.S. Holder is a nonresident alien individual who is present in the United States for 183 days or more in the taxable year of the closing of the Offer or the Effective Time, as the case may be, and certain other conditions are met, in which case the Non-U.S. Holder generally will be subject to U.S. federal income tax at a rate of 30% (or a lower rate under an applicable income tax treaty) on such gain (net of certain U.S.-source capital losses for the Non-U.S. Holder’s taxable year).

Information Reporting and Backup Withholding
Payments made in exchange for Shares pursuant to the Offer or the Merger, as applicable, may be subject, under certain circumstances, to information reporting and backup withholding (currently at a rate of 24%). To avoid backup withholding, a U.S. Holder that does not otherwise establish an exemption from backup withholding should complete and return an IRS Form W-9, certifying under penalties of perjury that such U.S. Holder is a “United States person” (within the meaning of the Code), that the taxpayer identification number provided is correct and that such U.S. Holder is not subject to backup withholding.
A Non-U.S. Holder may be subject to information reporting and backup withholding (currently at a rate of 24%) on payments made in exchange for Shares pursuant to the Offer or the Merger, as applicable. To avoid backup withholding, a Non-U.S. Holder that does not otherwise establish an exemption from backup withholding should complete and return an IRS Form W-8BEN, IRS Form W-8BEN-E or other appropriate version of IRS Form W-8 for the Non-U.S. Holder, in accordance with the instructions thereto, certifying that such Non-U.S. Holder is not a “United States person” (within the meaning of the Code).
Any amount withheld under the backup withholding rules is generally not an additional tax and generally will be allowed as a refund or credit against the U.S. federal income tax liability of a holder, provided the required information is timely furnished to the IRS. The IRS may impose a penalty upon a holder that fails to provide the correct taxpayer identification number.
U.S. Holders and Non-U.S. Holders should consult their tax advisors to determine their qualification for exemption from backup withholding and the procedure for obtaining such exemption.
6.	Price Range of Shares; Dividends on the Shares
The Shares trade on Nasdaq under the symbol “KALV.” The following table sets forth the high and low intraday sale prices per Share for each quarterly period within the two preceding fiscal years, as reported by Nasdaq:

	High	Low
Current Fiscal Year (Ends December 31, 2026)
Second Quarter (through May 12, 2026)	$26.84	$18.66
First Quarter	$20.58	$14.22
Transition Period (May 1, 2025 to December 31, 2025)
Transition Period	$17.30	$9.83
Fiscal Year Ended April 30, 2025
Fourth Quarter	$14.00	$8.74
Third Quarter	$12.85	$7.30
Second Quarter	$14.84	$9.45
First Quarter	$15.50	$10.85
Fiscal Year Ended April 30, 2024
Fourth Quarter	$16.88	$10.10
Third Quarter	$16.21	$7.21
Second Quarter	$11.45	$7.77
First Quarter	$11.00	$8.39

On April 28, 2026, the last full day of trading before the public announcement of the execution of the Merger Agreement, the closing price of the Shares on Nasdaq was $19.24 per Share. On May 12, 2026, the last full day of trading before commencement of the Offer, the closing price of the Shares on Nasdaq was $26.73 per Share. We encourage you to obtain a recent market quotation for Shares before deciding whether to tender your Shares.
The Company has never declared or paid cash dividends on the Shares and does not intend to declare or pay cash dividends on the Shares in the foreseeable future.
7.	Certain Information Concerning the Company
The summary information set forth below is qualified in its entirety by reference to the Company’s public filings with the SEC (which may be obtained and inspected as described below under “Additional Information”) and should be considered in conjunction with the financial and other information in such filings and other publicly available information. Neither Parent nor Purchaser has any knowledge that would indicate that any statements contained in this Offer to Purchase based on such filings and information is untrue. However, neither Parent nor Purchaser assumes any responsibility for the accuracy or completeness of the information concerning the Company, whether furnished by the Company or contained in such filings, or for any failure by the Company to disclose events that may have occurred or that may affect the significance or accuracy of any such information but which are unknown to Parent or Purchaser.
General. KalVista Pharmaceuticals, Inc. is a global biopharmaceutical company dedicated to developing and delivering life-changing oral therapies for individuals affected by rare diseases with significant unmet needs. The Company’s common stock is listed on the Nasdaq Global Market under the ticker symbol KALV. The address of the Company’s principal executive offices and the Company’s phone number at its principal executive offices are as set forth below:
KalVista Pharmaceuticals, Inc.
200 Crossing Boulevard
Framingham, Massachusetts 01702
(857) 999-0075
Additional Information. The Shares are registered under the Exchange Act. Accordingly, the Company is subject to the information and reporting requirements of the Exchange Act and, in accordance therewith, is required to file periodic reports and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning the Company’s directors and officers, their compensation, stock options, performance-based restricted stock units, and restricted stock units granted to them, the principal holders of the Company’s securities, any material interests of such persons in transactions with the Company and other matters were disclosed in the Company’s Definitive Proxy Statement for the Company’s 2025 Annual Meeting of Stockholders. Such information also will be available in the Schedule 14D-9. The SEC maintains a website at http://www.sec.gov that contains reports, proxy statements and other information regarding registrants, including the Company, that file electronically with the SEC.
8.	Certain Information Concerning Parent, Purchaser and Valline
Purchaser is a Delaware corporation and wholly owned subsidiary of Parent and was formed solely for the purpose of facilitating an acquisition by Parent. Purchaser has not carried on any activities to date, except for activities incidental to its formation and activities undertaken in connection with the Transactions. Upon consummation of the Merger, Purchaser will merge with and into the Company and will cease to exist, with the Company surviving the Merger. The business address and business telephone number of Purchaser are as set forth below:
Skyline Merger Sub, Inc.
One Boston Place, Suite 4000
Boston, MA 02108
(888) 466-6505
Parent is a privately held international research-oriented biopharmaceutical company organized under the laws of Italy. Headquartered in Parma, Italy, the Chiesi Group has over 85 years of experience in the pharmaceutical industry and operates globally through 31 affiliates and distributors in over 100 countries. Valline holds 76% of the share capital of Parent.

Parent is a società per azioni organized under the laws of Italy and is a privately held international biopharmaceutical company. The business address and business telephone number of Parent are as set forth below:
Chiesi Farmaceutici S.p.A.
Via Palermo 26/A 43122 Parma, Italy
+39 0521 2791
Valline is a privately-held company formed under the laws of Italy. Valline acts as a holding company for ownership interests of Parent. The business address and business telephone number of Valline are as set forth below:
Valline S.r.l.
Stradello Marche 6, 43121
Parma, Italy
+39 0521 2791
The name, business address, citizenship, current principal occupation or employment, and five-year material employment history of each director and executive officer of Purchaser, Parent and Valline and certain other information are set forth in Schedule I to this Offer to Purchase.
Except as set forth in Schedule I to this Offer to Purchase, during the last five years, none of Purchaser, Parent or Valline, or, to the best knowledge of Purchaser, Parent and Valline after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, (i) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) was a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.
As of May 13, 2026, none of Parent, Purchaser, Valline or, to the knowledge of Purchaser, Parent and Valline, their respective affiliates owned any Shares.
Except as set forth elsewhere in this Offer to Purchase or Schedule I to this Offer to Purchase: (i) none of Purchaser, Parent, Valline or, to the best knowledge of Purchaser, Parent and Valline after due inquiry, the persons listed in Schedule I hereto beneficially owns or has a right to acquire any Shares or any other equity securities of the Company; (ii) none of Purchaser, Parent, Valline or, to the best knowledge of Purchaser, Parent and Valline after due inquiry, the persons referred to in clause (i) above has effected any transaction with respect to the Shares or any other equity securities of the Company during the past 60 days; (iii) none of Purchaser, Parent, Valline or, to the best knowledge of Purchaser, Parent and Valline after due inquiry, the persons listed in Schedule I to this Offer to Purchase has any contract, arrangement, understanding or relationship with any other person with respect to any securities of the Company (including any contract, arrangement, understanding or relationship concerning the transfer or the voting of any such securities, joint ventures, loan or option arrangements, puts or calls, guaranties of loans, guaranties against loss or the giving or withholding of proxies, consents or authorizations); (iv) during the two years before the date of this Offer to Purchase, there have been no transactions between any of Purchaser, Parent, Valline, their subsidiaries or, to the best knowledge of Purchaser, Parent and Valline after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its executive officers, directors or affiliates, on the other hand, that would require reporting under SEC rules and regulations; and (v) during the two years before the date of this Offer to Purchase, there have been no material contacts, negotiations or transactions between Purchaser, Parent, Valline, their subsidiaries or, to the best knowledge of Purchaser, Parent and Valline after due inquiry, any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and the Company or any of its affiliates, on the other hand, concerning a merger, consolidation or acquisition, a tender offer for or other acquisition of the Company’s securities, an election of the Company’s directors or a sale or other transfer of a material amount of the Company’s assets.
Additional Information. Parent is not subject to the information and reporting requirements of the Exchange Act. Information regarding the business and operations of Parent is available on its website at https://www.chiesi.com/en/.
9.	Source and Amount of Funds
We estimate that we will need approximately $2.0 billion to purchase all of the Shares pursuant to the Offer to complete the Merger and to pay estimated related transaction fees and expenses, if necessary. We will receive sufficient funds to purchase all Shares validly tendered (and not validly withdrawn) in the Offer and to provide funding for the Merger from Parent. Parent has or will have available to them, through a variety of sources, including balance sheet cash on hand and debt financing, funds necessary to satisfy all of Purchaser’s payment obligations under the Merger Agreement and resulting from the Transactions. The Offer is not conditioned upon Parent’s or Purchaser’s ability to finance the purchase of the Shares pursuant to the Offer.
10.	Background of the Offer; Past Contacts or Negotiations with the Company
The information set forth below regarding the Company was provided by the Company, and none of Parent, Purchaser or any of its affiliates or representatives takes any responsibility for the accuracy or completeness of any information regarding meetings or discussions in which Parent or its affiliates or representatives did not participate. The following contains a description of negotiations and material contacts between representatives of Parent or Purchaser and representatives of the Company that resulted in the execution of the Merger Agreement. For a review of the Company’s activities relating to these negotiations and contacts, please refer to the Company’s Schedule 14D-9 that will be filed with the SEC and mailed to the Company’s stockholders with this Offer to Purchase.
In late July of 2024, Centerview Partners LLC (“Centerview”), financial advisor to the Company, contacted a representative of Parent to assess Parent’s interest in a potential strategic transaction involving the Company.
On July 7, 2025, the Company announced that the U.S. Food and Drug Administration (“FDA”) had approved EKTERLY® (sebetralstat) for the treatment of acute attacks of HAE in adult and pediatric patients aged 12 years and older.
Between January 13 and 15, 2026, the Company’s business development team met with representatives of Parent at the 2026 J.P. Morgan & Co. Annual Healthcare Conference in San Francisco, California (the “2026 JPM Conference”). During this session, Parent indicated strategic interest in the Company. At that time, the Company’s management team noted that the Company was focused on the commercial launch of EKTERLY® and was not interested in pursuing strategic alternatives.
On January 23, 2026, following discussions at the 2026 JPM Conference, Parent and the Company entered into a mutual confidentiality agreement for purposes of exploring a range of business relationships, including a potential business combination transaction, which did not contain a standstill provision. In connection with the confidentiality agreement, Parent requested access to certain non-public information that they indicated would enable them to continue evaluation of a potential strategic transaction.
On January 27, 2026, representatives of the Company’s business development team spoke with representatives of Parent, during which discussion Parent confirmed continued interest in submitting a proposal for a strategic transaction involving the Company. Representatives of Parent requested additional information to help them evaluate a potential strategic transaction and requested a meeting with Mr. Palleiko, which was scheduled for February 5, 2026.
On February 5, 2026, Mr. Palleiko spoke by phone with Giacomo Chiesi, Parent’s Head of Global Rare Diseases, during which call Mr. Chiesi provided Mr. Palleiko with background on Parent. Mr. Chiesi indicated that he had received support from Parent’s board of directors to make a proposal for a potential strategic transaction and further noted that Parent had scheduled a meeting of its board of directors on February 18 to formally approve an offer for a strategic transaction involving the Company. Mr. Palleiko explained that the Company was not pursuing strategic alternatives as the Company’s management team had been occupied with the successful ongoing launch of EKTERLY® and noted that, if Parent were to submit a proposal for a strategic transaction, it would need to involve a substantial premium for the Company Board to consider it.
On February 13, 2026, Mr. Chiesi contacted Mr. Palleiko to schedule an in-person follow-up meeting during the afternoon of February 19. Mr. Palleiko replied that he would prefer if Parent first submitted a proposal for a strategic transaction for the Company’s review in advance of a follow-up meeting, after which the Company would follow up as appropriate.
On February 19, 2026, Mr. Chiesi spoke with Mr. Palleiko by phone to describe the terms that would be included in a written proposal to be delivered by email following Mr. Chiesi and Mr. Palleiko’s conversation.
Later on February 19, 2026, Parent submitted a written proposal (the “February 19 Parent Proposal”) to acquire all of the outstanding shares of the Company for $24.00 per Share in cash. In the February 19 Parent Proposal, Parent expressed that the proposed transaction with the Company was a priority and that, assuming the availability of Company personnel and requested information for due diligence, Parent could complete due diligence in four weeks. The February 19 Parent Proposal indicated that Parent would finance the transaction using a combination of cash on hand and external debt financing, but that the transaction would not be subject to any financing conditions or contingencies. The February 19 Parent Proposal represented a 55% premium to the Company’s closing trading price on February 18, 2026, and reflected an implied total equity valuation of approximately $1.7 billion.
On February 23, 2026, following a meeting of the Company Board, representatives of Centerview met by videoconference with representatives of Lazard Frères & Co. LLC (“Lazard”), financial advisor to Parent to inform Lazard that the price indicated in the February 19 Parent Proposal was not at a level at which the Company Board was willing to transact, but that the Company Board was willing to provide Parent with access to certain information to assist Parent with identifying additional value. The representatives of Centerview noted that the Company was populating a virtual data room containing confidential due diligence materials for this purpose. Representatives of Lazard confirmed Parent’s willingness to conduct additional diligence to assist Parent with identifying additional value.
On February 27, 2026, Parent and the Company amended their existing confidentiality agreement to include a standstill provision that did not contain “don’t-ask-don’t-waive” language and expired on the earlier of (1) February 27, 2027, and (2) the Company’s announcement of its entry into a definitive agreement contemplating a change of control transaction.
Also on February 27, 2026, the Company’s management team held a virtual management presentation based on non-public diligence information with representatives of Parent, also attended by representatives of Centerview.
On March 1, 2026, the Company granted representatives of Parent access to a virtual data room hosted by the Company containing confidential due diligence materials.
On March 18, 2026, Parent submitted a revised written proposal (the “March 18 Parent Proposal”) to acquire the Company for $26.50 per Share in cash. In the March 18 Parent Proposal, Parent indicated that, assuming the availability of requested due diligence information, the parties could move promptly toward signing and announcing a transaction as early as mid-April 2026. The March 18 Parent Proposal represented a 60% premium to the Company’s closing trading price on March 17, 2026 and reflected an implied total equity valuation of approximately $1.9 billion.
On March 19, 2026, representatives of Centerview spoke with representatives of Lazard to convey the Company Board’s feedback regarding the March 18 Parent Proposal, including that the Company Board had authorized the Company to facilitate Parent’s confirmatory diligence. Representatives of Centerview also conveyed that the price in the March 18 Parent Proposal was not at a level at which the Company Board would be prepared to transact and that the parties would need to revisit value following the completion of diligence.
Between March 20 and April 28, 2026, Parent and its representatives engaged in discussions with the Company and its representatives concerning confirmatory due diligence matters.
On March 31, 2026, at the direction of the Company’s management team, representatives of Kirkland shared an initial draft merger agreement with Parent through the virtual data room.
Also on March 31, 2026, representatives of Centerview spoke with Lazard by phone to discuss the status of Parent’s due diligence and timing for announcement of a potential transaction assuming that the parties aligned on transaction terms. Representatives of Lazard informed Centerview that Parent planned to complete a majority of its due diligence by early April, but that the board of directors of Parent would not be meeting until mid-April at the earliest and that it was not likely that the Parent board of directors would be prepared to approve a transaction before that date. Representatives of Centerview reiterated that Parent would have to improve its proposal for the Company Board to approve a transaction.
On April 14, 2026, representatives of Centerview spoke with Lazard by videoconference to discuss updates concerning the status of Parent’s diligence and the expected timing of Parent’s board of directors’ meeting to consider and approve a transaction. Representatives of Centerview informed representatives of Lazard that if the parties were to transact, the Company Board would expect a transaction to be announced no later than the

Company’s anticipated earnings release on May 5, 2026. Representatives of Centerview and Lazard agreed to work toward completing Parent’s due diligence and finalizing the transaction documentation in advance of the April 28 meeting of Parent’s board of directors. Representatives of Lazard noted that Parent expected to submit a revised proposal following the meeting of its board of directors.
On April 17, 2026, representatives of Ropes & Gray LLP (“Ropes & Gray”), Parent’s outside legal counsel, shared a revised draft merger agreement with Kirkland. Between April 17, 2026 and the announcement of the Transactions on April 29, 2026, representatives of Kirkland and Ropes & Gray exchanged drafts of the merger agreement and various other ancillary transaction documents. The key issues negotiated and resolved in the draft merger agreement included the size of the termination fee payable by the Company, the parties’ obligations to seek regulatory approvals for the transaction, the circumstances under which the parties could terminate the merger agreement, and the Company’s ability to implement various executive and employee compensation matters, including proposed 280G gross-up payments by the Company and the proposed transaction bonus pools (for a summary of these matters affecting executive officers, please see the section of this Schedule 14D-9 captioned “— Arrangements between the Company and its Executive Officers, Directors and Affiliates”; for more information about the Merger Agreement, please see the section of the Offer to Purchase captioned “The Merger Agreement.”).
On April 23, 2026, at Parent’s request, Mr. Chiesi and Mr. Palleiko spoke by phone to discuss an update on business developments at Parent and to provide the Company with an update on Parent’s progress concerning evaluation of a potential transaction.
On April 24, 2026, representatives of Centerview spoke with representatives of Parent by phone in advance of the meeting of Parent’s board of directors scheduled for April 28, 2026. Consistent with prior Company Board discussions, representatives of Centerview encouraged Parent to submit a price as close to $30.00 per Share in cash as it could to maximize the likelihood the Company Board would accept its revised proposal. Representatives of Parent responded that Parent had not identified meaningful additional value that would enable it to reach that amount and previewed that Parent’s revised proposal may include a contingent value right (“CVR”) to help bridge the valuation gap.
On April 28, 2026, Parent’s board of directors held a meeting at which representatives of Lazard and Ropes & Gray were in attendance. At the meeting, Mr. Chiesi provided the board with an update on the status of the transaction and the proposed terms of the transaction, including the transaction structure, the expected timing of closing, regulatory approvals required and other closing conditions. Following discussion, the Parent’s board of directors approved the submission of a revised offer of $27.50 per Share and delegated to Parent’s management team discretion over the negotiation strategy and form of consideration, including the use of a CVR.
On April 28, 2026, Mr. Chiesi spoke by phone with Mr. Palleiko to communicate Parent’s revised proposal, which Parent subsequently delivered in writing, of $26.50 per Share in cash, plus one CVR per Share representing the right to receive $1.00 in cash payable upon FDA approval of a new drug application for sebetralstat orally disintegrating tablets for the treatment of HAE in pediatric patients aged between two and 11 years old by December 31, 2027 (the “April 28 Parent Proposal”). Mr. Palleiko conveyed that the Company Board generally disapproved of CVRs and would likely not be interested in accepting a proposal containing a CVR given the Company is a commercial-stage business and because the negotiation of a CVR would be complex and time-consuming and that any potential value received would be incremental and inherently uncertain, particularly since Parent would be controlling the product. In response, Mr. Chiesi explained that the April 28 Parent Proposal had included a CVR proposal because Parent was reaching the limit of their cash valuation of the Company.
Later on April 28, 2026, Mr. Palleiko spoke with Mr. Chiesi to submit a counterproposal consisting of $27.50 per Share in cash (the “April 28 Company Counterproposal”). Mr. Chiesi later called Mr. Palleiko by phone to submit a revised proposal of $27.00 per Share in cash (the “Revised April 28 Parent Proposal”), which Mr. Chiesi characterized as Parent’s “final” proposal, noting that Parent was unable to provide any additional upfront cash value. The Revised April 28 Parent Proposal represented a 41% premium to the Company’s closing trading price on April 27, 2026, and reflected an implied total equity valuation of approximately $1.9 billion. Mr. Chiesi also explained that, if the offer was to be accepted by the Company Board, given the late hour in Italy, it was unlikely that Parent would be in a position to announce a transaction before U.S. trading markets opened on April 29 and suggested announcing a transaction after U.S. markets closed on April 29 or before U.S. markets opened on April 30.

Later in the afternoon on April 28, 2026, Mr. Palleiko spoke with Mr. Chiesi to explain that the Company Board was willing to accept the Revised April 28 Parent Proposal, contingent on Parent agreeing to announce a transaction before trading on Nasdaq opened on April 29, 2026. Mr. Chiesi confirmed that Parent would work to announce a transaction before U.S. trading markets opened on April 29 and that its advisors would work with the Company’s advisors to finalize the Transaction Documents.
On April 29, 2026, the Company and Parent entered into the Merger Agreement and issued a joint press release announcing the execution of the Merger Agreement prior to the opening of trading on Nasdaq on April 29, 2026.
On May 13, 2026, Purchaser commenced the Offer.
11.	The Merger Agreement; Other Agreements
Merger Agreement
The following summary description of the Merger Agreement does not purport to be complete and is qualified in its entirety by reference to the Merger Agreement, a copy of which Purchaser has included as Exhibit (d)(1) to the Schedule TO and is incorporated herein by reference. The summary description has been included in this Offer to Purchase to provide you with information regarding the terms of the Merger Agreement and is not intended to modify or supplement any factual disclosures about Parent, Purchaser, the Company, KalVista UK or their respective affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for the purposes of the Merger Agreement, were made as of specific dates, were made solely for the benefit of the parties to the Merger Agreement and may not have been intended to be statements of fact, but rather, as a method of allocating risk and governing the contractual rights and relationships among the parties to the Merger Agreement. In addition, such representations, warranties and covenants may have been qualified by certain disclosures not reflected in the text of the Merger Agreement and may apply standards of materiality and other qualifications and limitations in a way that is different from what may be viewed as material by Parent, Purchaser, the Company, KalVista UK or the Company’s stockholders or under federal securities laws. In reviewing the representations, warranties and covenants contained in the Merger Agreement or any descriptions thereof in this summary, it is important to bear in mind that such representations, warranties, covenants or descriptions were not intended by the parties to the Merger Agreement to be characterizations of the actual state of facts or conditions of Parent, Purchaser, the Company, KalVista UK or their respective affiliates. Moreover, information concerning the subject matter of the representations and warranties may have changed or may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in public disclosures. For the foregoing reasons, the representations, warranties, covenants or descriptions of those provisions should not be read alone and should instead be read in conjunction with the other information contained in the reports, statements and filings that the Company publicly files. The capitalized terms not defined herein shall have the meaning as provided in the Merger Agreement.
The Offer
Upon the terms and subject to the conditions set forth in the Merger Agreement, Purchaser shall commence a tender offer, as promptly as practicable after the date of the Merger Agreement but in no event later than ten business days after the date of the Merger Agreement, to acquire all of the outstanding Shares for $27.00 per Share, net to the seller in cash, without interest and subject to any withholding of taxes (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase. Purchaser’s obligation to accept for payment and pay for Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of the Minimum Condition and the satisfaction or waiver of the other conditions in Section 15 - “Conditions of the Offer.”

Purchaser expressly reserves the right to (a) increase the Offer Price, (b) waive any Offer Condition and (c) make any other changes in the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided, however, that without the prior written consent of the Company, Parent and Purchaser will not:
•	decrease the Offer Price;
•	change the form of consideration payable in the Offer;
•	decrease the maximum number of Shares sought to be purchased in the Offer;
•	impose conditions or requirements to the Offer in addition to the Offer Conditions;
•	amend, modify or waive the Minimum Condition, Termination Condition or the conditions set forth in clause (e) or (g) of Annex I to the Merger Agreement;
•
amend or modify any of the other terms of the Offer in a manner that adversely affects, individually or in the aggregate, any holder of Shares in its capacity as such or the ability of Parent or Purchaser to consummate the Offer, the Merger or any of the other Transactions;

•	except as provided in Sections 1.1(c) or 1.1(d) of the Merger Agreement, terminate the Offer or accelerate, extend or otherwise change the Expiration Date; or
•	provide any “subsequent offering period” (or any extension thereof) within the meaning of Rule 14d-11 promulgated under the Exchange Act.
Purchaser may not withdraw the Offer prior to any scheduled Expiration Date (or any rescheduled Expiration Date) unless the Merger Agreement is terminated in accordance with its terms.
Extensions of the Offer
If, as of the then-scheduled Expiration Date, any Offer Condition is not satisfied and has not been waived by Purchaser or Parent, then to permit such Offer Condition to be satisfied: (a) Purchaser may, in its discretion (and without the consent of the Company or any other person), extend the Offer on one or more occasions, for additional periods of up to ten business days per extension, to permit such Offer Condition to be satisfied, and (b) at the written request of the Company, Purchaser shall extend the Offer on one or more occasions, for consecutive increments of such duration as requested by the Company, but not more than ten business days per extension; provided, however, that in no event shall Purchaser (1) be required to extend the Offer beyond the earlier to occur of (x) the valid termination of the Merger Agreement in accordance with its terms and (y) the End Date (such earlier occurrence, the “Extension Deadline”); or (2) be permitted to extend the Offer beyond the Extension Deadline without the prior written consent of the Company; provided, further, however, that if at any then-scheduled Expiration Date all of the Offer Conditions other than the Minimum Condition and any other conditions that by their nature are to be satisfied at the Offer Acceptance Time have been satisfied or waived and the Minimum Condition has not been satisfied, Purchaser shall not be required to, and Parent shall not be required to cause Purchaser to, extend the Offer on more than three occasions in consecutive periods of up to ten business days each.
The Merger Agreement further requires that Purchaser will extend the Offer from time to time for (i) any period required by any Legal Requirement or any interpretation or position of the SEC or the staff thereof or Nasdaq, in each case, as applicable to the Offer, and (ii) one or more consecutive increments of up to ten business days per extension, until any waiting period (and any extension thereof) applicable to the consummation of the Offer under the HSR Act, any foreign Antitrust Law and any Foreign Investment Law will have expired or been terminated.
Purchaser shall not terminate the Offer, or permit the Offer to expire, prior to the Extension Deadline without the prior written consent of the Company.
The Merger
As soon as practicable following the consummation of the Offer, and subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of certain conditions set forth in the Merger Agreement, Purchaser will merge with and into the Company, and the Company will survive the Merger as a wholly owned subsidiary of Parent.
At the Effective Time, the separate corporate existence of Purchaser will cease and the Company will continue as the Surviving Corporation. At the Effective Time, each then outstanding Share not previously purchased in the

Offer (other than (i) any Shares held immediately prior to the Effective Time by the Company (or held in the Company’s treasury), (ii) any Shares held immediately prior to the Effective Time by Parent or Purchaser or any other direct or indirect wholly owned subsidiary of Parent or Purchaser (including, for the avoidance of doubt, any Shares acquired by Purchaser in the Offer), and (iii) the Dissenting Shares) will be converted into the right to receive the Offer Price, without any interest thereon and subject to any withholding of Taxes in accordance with the Merger Agreement.
As of the Effective Time, (a) the certificate of incorporation of the Company shall by virtue of the Merger and without any further action, be amended and restated to read in its entirety as set forth on Annex II to the Merger Agreement and, as so amended and restated, shall be the certificate of incorporation of the Surviving Corporation until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.4(a) of the Merger Agreement, (b) the bylaws of the Surviving Corporation shall be amended and restated to conform to the bylaws of Purchaser as in effect immediately prior to the Effective Time, until thereafter changed or amended as provided therein or by applicable Legal Requirements, subject to Section 6.4(a) of the Merger Agreement, except that references to the name of Purchaser shall be replaced by references to the name of the Surviving Corporation, (c) the directors and officers of Purchaser immediately prior to the Effective Time will be the directors and officers, respectively, of the Surviving Corporation, each to hold office until their respective successors are duly elected and qualified, or until their earlier death, resignation or removal. Prior to the Effective Time, each director and, if so requested by Parent, each officer of the Company immediately prior to the Effective Time shall execute and deliver a letter effectuating such director’s resignation as a member of the Company Board and an officer of the Company (but for the avoidance of doubt, not as an employee of the Company), respectively, conditioned upon and effective as of the Effective Time.
The Merger Agreement provides that the Merger will be effected under Section 251(h) of the DGCL and will be effected without a vote of the Company’s stockholders.
Company Equity Awards and Company 2017 Employee Stock Purchase Plan
Company Options
At the Effective Time each Company Option that is outstanding and unexercised, which has a per Share exercise price that is less than the Merger Consideration, shall be (i) to the extent not then vested, deemed fully vested and (ii) cancelled and converted into the right of the holder thereof to receive a cash payment (without interest) equal to the product of (A) the excess of (x) the Merger Consideration over (y) the per Share exercise price of such Company Option, multiplied by (B) the total number of Shares subject to such Company Option immediately prior to the Effective Time.
Any Company Option with a per Share exercise price equal to or greater than the Merger Consideration shall be cancelled at the Effective Time without any consideration payable in respect thereof and shall have no further force or effect.
Company RSUs
At the Effective Time, each then outstanding Company RSU shall be (i) deemed fully vested and (ii) cancelled and converted into the right of the holder thereof to receive a cash payment (without interest) equal to the product of (A) the Merger Consideration multiplied by (B) the number of Shares subject to such Company RSU immediately prior to the Effective Time.
Treatment of the Company Employee Stock Purchase Plan
Pursuant to the Merger Agreement, the Company shall take all necessary and appropriate actions to: (a) suspend the commencement of any future offering period following the date of the Merger Agreement under the Company 2017 Employee Stock Purchase Plan, as amended (the “Company ESPP”); (b) provide that no increases to participants’ payroll deduction elections shall be permitted during the current offering period from those in effect as of the date of the Merger Agreement; (c) provide that, except to the extent required by applicable Legal Requirements, no individual participating in the Company ESPP shall be permitted to make separate non-payroll contributions to the Company ESPP; (d) provide that no individuals may enroll in the Company ESPP during the period from the date of the Merger Agreement through the Effective Time; (e) provide that all outstanding purchase rights under the Company ESPP shall be fully exercised on the earlier of (i) the regularly scheduled purchase date for the current offering period or (ii) a date that is no later than five business days prior to the Effective Time, with any accumulated payroll deductions not applied to the purchase of Shares returned to the participant; and (f) terminate the Company ESPP effective immediately prior to, and contingent upon, the Effective Time.
Representations and Warranties
In the Merger Agreement, the Company has made customary representations and warranties to Parent and Purchaser that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement or the confidential disclosure letter that the Company delivered to Parent and Purchaser in connection with the execution and delivery of the Merger Agreement. These representations and warranties relate to, among other things:
•	corporate organization and good standing;
•	subsidiaries and other equity interests;
•	organizational documents;
•	capitalization;
•	legal authority to enter into the Merger Agreement and the binding nature of the Merger Agreement;
•	non-contravention and consents;
•	SEC filings and financial statements;
•	absence of “off-balance sheet arrangements” (as defined in Item 303(a) of Regulation S-K under the Exchange Act);
•	information to be included in the Offer documents and Schedule 14D-9;
•	absence of certain changes;
•	title to assets and real property
•	intellectual property;
•	data privacy and security;
•	material contracts;
•	absence of undisclosed liabilities;
•	compliance with laws;
•	regulatory matters (including with respect to healthcare regulations and FDA filings);
•	anticorruption matters and business practices;
•	governmental authorization;
•	tax matters;
•	labor and employment matters, including regarding employee benefit plans;
•	environmental matters;
•	litigation and legal proceedings;
•	orders and judgments;
•	anti-takeover statutes;
•	insurance;
•	no stockholder approval requirement for the Merger;
•	opinion of financial advisor;
•	broker’s fees; and
•	no TID U.S. Business.

In the Merger Agreement, Parent and Purchaser have made customary representations and warranties to the Company that are subject, in some cases, to specified exceptions and qualifications contained in the Merger Agreement. These representations and warranties relate to, among other things:
•	corporate organization and good standing;
•	legal authority to enter into the Merger Agreement and the binding nature of the Merger Agreement;
•	Purchaser’s business purpose and activities, and Parent’s ownership of Purchaser;
•	enforceability of the Merger Agreement;
•	required consents and approvals and no violations of organizational documents, applicable law or contracts;
•	information to be included in the Offer documents and Schedule 14D-9;
•	litigation;
•	no ownership of securities of the Company or certain other arrangements relating to the Merger Agreement, the Transactions or the Surviving Corporation;
•	brokers’ fees;
•	sufficiency of funds; and
•	no reliance on representations and warranties other than those in the Merger Agreement.
The representations and warranties of each of Parent, Purchaser and the Company will not survive consummation of the Merger.
Material Adverse Effect
Several of the Company’s representations and warranties, as well as certain closing conditions, contained in the Merger Agreement refer to the concept of “Material Adverse Effect.”
For purposes of the Merger Agreement, a “Material Adverse Effect” means any event, occurrence, circumstance, change or effect which, individually or when taken together with all other events, occurrences, circumstances, changes or effects which have occurred in the applicable determination period for a Material Adverse Effect, has had or would reasonably be expected to have a material adverse effect on (a) the ability of the Company to consummate the Offer and the Merger on or before the End Date or (b) the business, assets, financial condition or results of operations of the Company and its subsidiaries (the “Acquired Corporations”), taken as a whole; provided, however, that none of the following shall be deemed to constitute or be taken into account in determining whether there is, or would reasonably be expected to be, a Material Adverse Effect for purposes of clause (b) above:
•
(i) any change in the market price or trading volume of the Company’s stock or change in the Company’s credit ratings; provided that the underlying causes of any such change may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception set forth in the Merger Agreement;

•
(ii) any event, occurrence, circumstance, change or effect resulting from the announcement, pendency or performance of the Transactions (other than for purposes of any representation or warranty contained in Section 3.23 of the Merger Agreement and the condition set forth in clause (b)(iv) of Annex I to the Merger Agreement solely as such condition relates to Section 3.23);

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(iii) any event, occurrence, circumstance, change or effect generally affecting the industries in which the Acquired Corporations operate or in the economy generally or other general business, financial or market conditions;

•	(iv) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to fluctuations in the value of any currency or interest rates;
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(v) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any act of terrorism, war, national or international calamity, natural disaster, acts of god, epidemic, pandemic, trade wars or any other similar event;

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(vi) the failure of the Company to meet internal or analysts’ expectations or projections; provided that the underlying causes of such failure may be considered in determining whether a Material Adverse Effect has occurred to the extent not otherwise excluded by another exception set forth in the Merger Agreement;

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(vii) any adverse effect arising directly from or otherwise directly relating to any action taken by an Acquired Corporation at the written direction of Parent or any action specifically required to be taken by an Acquired Corporation under the Merger Agreement, or the failure of an Acquired Corporation to take any action that such Acquired Corporation is specifically prohibited by the terms of the Merger Agreement from taking to the extent Parent fails to give its consent thereto after a written request therefor pursuant to Section 5.2 of the Merger Agreement;

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(viii) any event, occurrence, circumstance, change or effect resulting or arising from the identity of, or any facts or circumstances relating to, Parent, Purchaser or any of their respective Affiliates;

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(ix) any event, occurrence, circumstance, change or effect arising directly or indirectly from or otherwise relating to any change in, or any compliance with or action taken for the purpose of complying with any change in, any Legal Requirement or GAAP (or interpretations of any Legal Requirement or GAAP);

•	(x) any Legal Proceeding described in Section 2.7 or Section 6.5 of the Merger Agreement;
•	(xi) any event, occurrence, circumstance, change or effect resulting or arising from breach of the Merger Agreement by Parent or Purchaser; or
•	(xii) the availability of or cost of equity, debt or other financing to Parent or Purchaser.
provided that any event, occurrence, circumstance, change or effect referred to in the foregoing clauses (iii), (iv), (v) and (ix) may be taken into account in determining whether there is, or would be reasonably expected to be, a Material Adverse Effect solely to the extent such event, occurrence, circumstance, change or effect disproportionately affects the Acquired Corporations relative to other participants in the industries in which the Acquired Corporations operate.
Several of the representations and warranties of Parent or Purchaser contained in the Merger Agreement refer to the concept of “Parent Material Adverse Effect.” For purposes of the Merger Agreement, a “Parent Material Adverse Effect” means any effect, change, event or occurrence that would or would reasonably be expected to, individually or in the aggregate, materially impair, prevent or materially delay Parent’s or Purchaser’s ability to consummate the Transactions in a timely manner on the terms set forth in the Merger Agreement.
Operating Covenants
Pursuant to the Merger Agreement, from the date of the Merger Agreement until the earlier of the Offer Acceptance Time and the termination of the Merger Agreement pursuant to its terms (the “Pre-Closing Period”), except as (a) required or otherwise contemplated under the Merger Agreement or as required by applicable Legal Requirements, (b) undertaken with the written consent of Parent (which consent shall not be unreasonably withheld, conditioned or delayed), or (c) as set forth in Section 5.2 of the Company Disclosure Schedule that the Company delivered to Parent and Purchaser in connection with the execution of the Merger Agreement, (x) the Company and KalVista UK shall, and the Company shall cause each Acquired Corporation to conduct its business in the ordinary course consistent with past practice in all material respects; and (y) the Company and KalVista UK shall not, and the Company shall cause each Acquired Corporation not to:
•
(A) establish a record date for, declare, accrue, set aside or pay any dividend or make any other distribution in respect of any shares of its capital stock (including the Shares) or other equity or voting interests, or (B) repurchase, redeem or otherwise reacquire any of the Shares, or any rights, warrants or options to acquire any of the Shares or its equity interests, other than: (1) repurchases of Shares outstanding as of the date of the Merger Agreement pursuant to the Company’s right (under written commitments in effect as of the date of the Merger Agreement) to purchase Shares held by a director, officer, employee or independent contractor of the Acquired Corporations only upon termination of such Person’s employment or engagement by the Company; (2) repurchases or forfeitures of Company Options or Company RSUs (together, the “Company Equity Awards”) (or Shares issued upon the exercise, vesting or forfeiture thereof) outstanding on the date of the Merger Agreement; (3) settlements in cash (in whole or in part) or conversion of any of the Company’s 3.250% Convertible Senior Notes due 2031 issued under the Indenture, dated as of September 29, 2025, between the Company and U.S. Bank Trust

Company, National Association, as trustee, as amended or supplemented as of the date of the Merger Agreement (such notes, the “Convertible Senior Notes”, and such Indenture, the “Convertible Senior Notes Indenture”) in accordance with their terms as of the date of the Merger Agreement; (4) in connection with the exercise, cancellation or conversion of warrants set forth on Schedule A of the Company Disclosure Schedule (the “Company Warrants”) in accordance with their terms as of the date of the Merger Agreement; (5) in connection with withholding to satisfy the exercise price and/or Tax obligations with respect to the Company Equity Awards outstanding on the date of the Merger Agreement to the extent required by their terms as in effect on the date of the Merger Agreement or (D) among Acquired Corporations;
•	split, combine, subdivide or reclassify any shares of its capital stock (including the Shares) or other equity interests;
•
sell, issue, grant, deliver, pledge, transfer, encumber, dispose of or authorize the sale, issuance, grant, delivery, pledge, transfer or encumbrance of (A) any capital stock, equity interest or other security, (B) any option, call, warrant, restricted securities, restricted stock unit, stock appreciation rights, incentive award measured based on the Shares or similar equity or equity-based awards with respect to any Acquired Corporation or right to acquire any capital stock, voting securities, equity interest or other security, or (C) any instrument convertible into or exchangeable for or settled in any capital stock, voting securities, equity interest or other security (except (x) that the Company may issue Shares as required to be issued upon the exercise or vesting (as the case may be) of the Company’s Equity Awards or Company Warrants, in each case as outstanding on the date of the Merger Agreement in accordance with their terms in effect on the date of the Merger Agreement or issuable to participants in the Company ESPP in accordance with the terms thereof in effect on the date of the Merger Agreement, or upon conversion of the Convertible Senior Notes, in each case, that are outstanding as of the date of the Merger Agreement (or in the case of the Company ESPP, made pursuant to elections in effect on the date of the Merger Agreement); (y) that the Company may issue Company Warrants to the extent required in connection with any Indebtedness permitted to be established or incurred under Section 5.2(b)(xiv) of the Merger Agreement or (z) with respect to sales, grants, pledges, transfers or encumbrances (or authorizations with respect to any of the foregoing)) constituting Encumbrances created or incurred in connection with any Indebtedness permitted to be established or incurred under Section 5.2(b)(xiv) of the Merger Agreement;

•
except as required under any Employee Plan that has been disclosed on Section 3.17(a) of the Company Disclosure Schedule, (A) increase any benefits or increase the compensation payable or paid, whether conditionally or otherwise, to any current or former employee, director, officer or independent contractor of the Acquired Corporations other than in connection with increases in base salaries and target bonus opportunities in connection with promotions as permitted under Section 5.2(b)(v) of the Merger Agreement, provided that such increases are in the ordinary course of business and consistent with past practice, (B) establish, adopt, terminate or amend any Employee Plan (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date of the Merger Agreement), other than the renewals of broad-based Employee Plans in the ordinary course of business consistent with past practice if the cost related to such renewal is not material or with respect to the entry into offer letters or promotion letters on the Company’s standard form that do not provide for severance or other termination-related entitlements in connection with any hire, promotion, engagement, or termination not otherwise prohibited by Section 5.2(b)(v) of the Merger Agreement, (C) grant any bonus, deferred compensation, severance or termination pay or benefit or grant any equity or equity-based awards to any employee, director, officer, or independent contractor of the Acquired Corporations, or (D) take any action, or grant any right, to accelerate the vesting under any Employee Plans (or any plan, program, arrangement or agreement that would be an Employee Plan if it were in existence on the date of the Merger Agreement);

•
hire, promote, engage or terminate (other than a termination for cause) the employment or engagement of any employee or independent contractor who earns or will earn (or prior to such termination, did earn) annual base compensation in excess of $200,000;

•
engage in any broad-based written or oral discussions or communications with any employee, director, officer, or independent contractor of the Acquired Corporations regarding post-Closing compensation and benefits;

•	take any action that would constitute a “mass layoff” or “plant closing” within the meaning of, or would otherwise trigger notice requirements or liability under, the WARN Act;
•
terminate, allow to lapse or expire, suspend, modify or otherwise take any step to limit the effectiveness or validity of, or fail to maintain as valid and in full force and effect, any applicable material Governmental Authorization owned or controlled by any Acquired Corporation;

•	amend or permit the adoption of any amendment to its certificate of incorporation or bylaws or other charter or organizational or governing documents;
•
form any subsidiary, acquire any equity or voting interest in any other Entity or enter into any joint venture, or clinical or commercial collaboration agreement or any other material collaboration, license, development, partnership, limited liability company, strategic alliance, material research, commercialization or similar material arrangement or trigger or exercise any right of first negotiation or right of first refusal under any collaboration, license or development agreement or similar arrangement;

•	make or authorize any capital expenditure in excess of $50,000 in the aggregate;
•
acquire, lease, license, sublicense, pledge, sell or otherwise dispose of, divest or spin-off, abandon, waive, covenant not to assert, relinquish or permit to lapse, transfer or assign guarantee, exchange or swap, mortgage or otherwise encumber (including pursuant to a sale-leaseback transaction or securitization) or subject to any material Encumbrance (other than Permitted Encumbrances) any material tangible asset or property (except (A) in the ordinary course of business consistent with past practice, (B) pursuant to dispositions of obsolete, surplus or worn out assets that are no longer useful in the conduct of the business of the Acquired Corporations, (C) capital expenditures permitted by Section 5.2(b)(xi) of the Merger Agreement, (D) transactions among Acquired Corporations, (E) with respect to pledges, sales or other dispositions constituting Encumbrances created or incurred in connection with any Indebtedness permitted to be established or incurred under Section 5.2(b)(xiv) of the Merger Agreement, or (F) pursuant to Contracts, to which an Acquired Corporation is a party, made available to Parent and in effect prior to the date of the Merger Agreement);

•
acquire, lease, license, sublicense, pledge, encumber, sell or otherwise dispose of, or abandon or permit to lapse, or transfer or assign any item of Company IP nor disclose any Trade Secrets to a third Person other than pursuant to a written confidentiality agreement (except (A) in the ordinary course of business consistent with past practice (including entering into Standard IP Contracts or Permitted Encumbrances), (B) abandoning or permitting to lapse any Company Registered IP at the end of its statutory term or otherwise in the ordinary course of business consistent with past practice, or (C) transactions among Acquired Corporations);

•
lend money or make capital contributions or advances to or make investments in, any Person, or incur, assume or guarantee or otherwise become contractually liable for any material Indebtedness for borrowed money (except for (A) advances to directors, employees, consultants and other third parties involved in the sales, marketing and distribution of Company products for travel and other business related expenses in the ordinary course of business consistent with past practice and in compliance with the Company’s policies related thereto; (B) advances of expenses as required under the Company’s certificate of incorporation or bylaws or any Contract made available to Parent; (C) surety bonds, letters of credit or similar instruments issued in the ordinary course of business consistent with past practice and (D) Indebtedness in an aggregate principal amount not to exceed $100,000);

•
(A) amend or modify or breach in any material respect, or voluntarily terminate, any Material Contract (but excluding the amendment or modification of any statement of work, purchase order or ancillary agreement or documentation issued under an existing Material Contract, not in excess of $100,000 individually) (B) enter into any Contract which would have been a Material Contract if such Contract was outstanding as of the execution and delivery of the Merger Agreement(but excluding the entry into any statement of work, purchase order or ancillary agreement or documentation issued under an existing Material Contract, not in excess of $100,000 individually), in each case of clauses (A) and (B), except in the ordinary course of business consistent with past practice or as otherwise permitted by Section 5.2(b) of the Merger Agreement, or (C) amend, modify, breach in any respect, or terminate, that certain Material Contract identified on Section 5.2(b)(xv)(C) of the Company Disclosure Schedule;

•
(A) change any income or other material method of Tax accounting or any Tax accounting period; (B) make (except in the ordinary course of business), change or revoke any income or other material Tax election; (C) file an amended income or other material Tax Return; (D) enter into a closing agreement with any Governmental Body regarding any income or other material Taxes; (E) settle, compromise or consent to any income or other material Tax claim or assessment or surrender a right to a material Tax refund; (F) waive or extend the statute of limitations with respect to any Tax or Tax Return, other than any automatically granted extension obtained to file Tax Returns or in connection with any pending Tax claim or proceeding; or (G) take any action that will cause a change in the (x) U.S. federal (and applicable state or local) income Tax classification or (y) Tax residency, in each case, of any Acquired Corporation from its classification or residency, as applicable, as of the date of the Merger Agreement;

•
commence any Legal Proceeding or settle, release or waive or compromise any Legal Proceeding or other claim (or threatened Legal Proceeding or other claim) against any Acquired Corporation, other than (A) any settlement that involves a Tax claim or assessment which is exclusively governed by Section 5.2(b)(xvi) of the Merger Agreement; (B) any settlement or compromise with any Governmental Body where (1) the amount paid does not exceed $50,000 in the aggregate, (2) such settlement or compromise does not impose any non-monetary restrictions or obligations that are material to the Acquired Corporations, taken as a whole, and (3) such settlement does not involve any finding or admission of any violation of Legal Requirements or admission of any wrongdoing by any Acquired Corporation; (C) any settlement or compromise that relates to Intellectual Property Rights where (1) the amount paid does not exceed $50,000 in the aggregate, (2) such settlement or compromise does not impose any non-monetary restrictions or obligations that are material to the Acquired Corporations, taken as a whole, and (3) such settlement does not involve any finding or admission of any violation of Legal Requirements or admission of any wrongdoing by any Acquired Corporation; (D) any other settlement or compromise that (1) results solely in monetary obligations involving only the payment of monies by the Acquired Corporations of not more than $100,000 in the aggregate (excluding monetary obligations that are funded by an indemnity obligation to, or an insurance policy of, any Acquired Corporation) or (2) results in no monetary or other material non-monetary obligation of any Acquired Corporation; provided that the settlement, release, waiver or compromise of any Legal Proceeding or claim brought by Company stockholders against the Company and/or its directors relating to the Transactions or a breach of the Merger Agreement or any other agreements contemplated therein shall be subject to Section 2.7 or Section 6.5 of the Merger Agreement, as applicable;

•	enter into any collective bargaining agreement or other Contract with any Union;
•	adopt or implement any stockholder rights plan or similar arrangement;
•	adopt a plan or agreement of complete or partial liquidation or dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of any of the Acquired Corporations; or
•	authorize any of, or agree or commit to take, any of the foregoing actions.
No Solicitation
Pursuant to the Merger Agreement, except as otherwise described below, during the Pre-Closing Period, the Company shall (and shall cause each Acquired Corporation to) not, and shall use reasonable best efforts to cause their respective directors, officers, employees, attorneys, accountants, investment bankers, consultants, agents, financial advisors, other advisors and other representatives (“Representatives”) not to, directly or indirectly:
•	continue any solicitation, knowing encouragement, discussions or negotiations with any Persons that may be ongoing with respect to an Acquisition Proposal (as defined below);
•
(A) solicit, initiate or knowingly facilitate or encourage (including by way of furnishing non-public information) any inquiries regarding, or the making of any proposal or offer that constitutes, or could reasonably be expected to lead to, an Acquisition Proposal, (B) engage in, continue or otherwise participate in any discussions or negotiations regarding, or furnish to any other Person any non-public information in connection with, or for the purpose of soliciting or knowingly encouraging or facilitating, an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an

Acquisition Proposal or (C) approve, adopt, endorse or recommend or enter into any letter of intent, acquisition agreement, agreement in principle or similar agreement with respect to an Acquisition Proposal or any proposal or offer that could reasonably be expected to lead to an Acquisition Proposal;
•	waive or release any Person from, forebear in the enforcement of, or amend any standstill agreement or any standstill provisions of any other Contract; or
•
resolve or agree to do any of the foregoing, unless in the case of the preceding clause, the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements.

As promptly as reasonably practicable following the date of the Merger Agreement (and in any event within one business day following the date thereof), the Company shall request the prompt return or destruction (to the extent provided for by the applicable confidentiality agreement) of all non-public information previously furnished to any Person (other than Parent and Parent’s Representatives) that has, within the one year period prior to the date of the date of the Merger Agreement, made or indicated an intention to make an Acquisition Proposal.
Notwithstanding anything to the contrary in the Merger Agreement, if prior to the Offer Acceptance Time any Acquired Corporation or any of its Representatives receives a bona fide written Acquisition Proposal, which was made or renewed after the date of the Merger Agreement, and did not, directly or indirectly, result from any material breach of Section 5.3 of the Merger Agreement, and the Company Board determines in good faith, after consultation with its financial advisors and outside legal counsel, that such Acquisition Proposal constitutes or could reasonably be expected to lead to a Superior Offer (as defined below), then the Company and its Representatives may (a) furnish information (including non-public information) with respect to the Acquired Corporations pursuant to an Acceptable Confidentiality Agreement (as defined below) to the Person(s) who has made such Acquisition Proposal and the Representatives of such Person(s), so long as the Company as promptly as practicable (and in any event within twenty-four hours) provides to Parent any non-public information concerning the Company that is provided to any Person given such access that was not previously provided to Parent or its Representatives and (b) engage in or otherwise participate in discussions or negotiations with the Person(s) making such Acquisition Proposal and the Representatives of such Person(s); provided, however, that in the case of clauses (a) and (b) above, that at or prior to the first time that the Company furnishes any information to or participates in any discussions or negotiations with any Person after the date of the Merger Agreement, the Company shall provide written notice to Parent of such determination in good faith of the Company Board as provided for above.
During the Pre-Closing Period, the Company will (i) promptly (and in any event within twenty-four hours) notify Parent in writing if any inquiries, proposals or offers with respect to, or that would reasonably be expected to lead to, an Acquisition Proposal are received by any Acquired Corporation and provide to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto, to the extent such documents are provided to the Company in connection with such Acquisition Proposal) and a summary of any material unwritten terms and conditions thereof (and indicate the identity of such Person), and (ii) keep Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any material changes to the terms thereof) on a prompt basis (and in any event within twenty-four hours of any request by Parent for an update as to the status of any such material development, discussion or negotiation).
Nothing in the Merger Agreement prevents the Company from: (a) taking and disclosing to its stockholders a position contemplated by Rule 14e-2(a), Rule 14d-9 or Item 1012(a) of Regulation M-A promulgated under the Exchange Act, including any “stop, look and listen” communication pursuant to Rule 14d-9(f) promulgated under the Exchange Act; or (b) making any legally required disclosure to Company stockholders provided, however, that the Company Board shall not effect a Company Adverse Change Recommendation except in accordance with Section 6.1(b) of the Merger Agreement.
“Acceptable Confidentiality Agreement” means any customary confidentiality agreement that (i) contains provisions that are not materially less favorable to the Company than those contained in the Confidentiality Agreement and (ii) does not prohibit the Company from providing any information to Parent in accordance with the Merger Agreement.

“Acquisition Proposal” means any proposal or offer from any Person (other than Parent and its Affiliates) or “group”, within the meaning of Section 13(d) of the Exchange Act, including any amendment or modification to any existing proposal or offer relating to, in a single transaction or series of related transactions, any (a) acquisition or exclusive license of assets of Acquired Corporations equal to 20% or more of the Acquired Corporations’ consolidated assets or to which 20% or more of the Company’s revenues or earnings on a consolidated basis are attributable, (b) issuance or acquisition of 20% or more of the outstanding common stock, $0.001 par value per share, of the Company (the “Company Common Stock”), (c) recapitalization, tender offer or exchange offer that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock or (d) merger, consolidation, amalgamation, share exchange, business combination, recapitalization, liquidation, dissolution or similar transaction involving the Company that if consummated would result in any Person or group beneficially owning 20% or more of the outstanding Company Common Stock, in each case (a) through (d) other than the Transactions.
“Superior Offer” means a bona fide written Acquisition Proposal that the Company Board determines, in its good faith judgment, after consultation with the Company’s outside legal counsel and financial advisors, is reasonably likely to be consummated in accordance with its terms, taking into account all legal, regulatory and financing aspects (including certainty of closing) of the proposal and the Person making the proposal and other aspects of the Acquisition Proposal that the Company Board deems relevant, and if consummated, would result in a transaction more favorable to the Company’s stockholders (solely in their capacity as such) from a financial point of view than the Transactions (including after giving effect to proposals, if any, made by Parent pursuant to Section 6.1(b)(i)) of the Merger Agreement; provided that for purposes of the definition of “Superior Offer,” the references to “20%” in the definition of Acquisition Proposal shall be deemed to be references to “50%”.
Company Board Recommendation
The Company has represented to Parent and Purchaser in the Merger Agreement that the Company Board has, in each case, on the terms and subject to the conditions of the Merger Agreement:
•	determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are fair to, and in the best interest of, the Company and its stockholders;
•	declared it advisable to enter into the Merger Agreement;
•	approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger;
•	resolved that the Merger shall be effected under Section 251(h) of the DGCL; and
•	resolved to recommend that the holders of Shares tender their Shares to Purchaser pursuant to the Offer (the “Company Board Recommendation”).
Under the Merger Agreement, neither the Company Board nor any committee thereof will:
•
withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), or publicly propose to withdraw or withhold (or modify or qualify in a manner adverse to Parent or Purchaser), the Company Board Recommendation, (b) adopt, approve, recommend or declare advisable, or publicly propose to approve, recommend or declare advisable, any Acquisition Proposal, (c) after public announcement of an Acquisition Proposal (other than a tender offer or exchange offer), fail to publicly affirm the Company Board Recommendation within three business days after a written request by Parent to do so (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Expiration Date), (d) following the commencement of a tender offer or exchange offer relating to the Shares by a Person unaffiliated with Parent, fail to publicly affirm the Company Board Recommendation and recommend that the Company’s stockholders reject such tender offer or exchange offer within ten business days after the commencement of such tender offer or exchange offer pursuant to Rule 14d-9(f) promulgated under the Exchange Act (or, if earlier, by the close of business on the business day immediately preceding the scheduled date of the Expiration Date) or (e) fail to include the Company Board Recommendation in the Schedule 14D-9 when filed with the SEC or disseminated to the Company’s stockholders (any action described in this bullet being referred to herein as a “Company Adverse Change Recommendation”); or

•
approve, recommend or declare advisable, or propose to approve, recommend or declare advisable, or cause or allow the Company to execute or enter into any Contract, letter of intent, memorandum of understanding, agreement in principle or term sheet with respect to any Acquisition Proposal, or Contract that would require, or would reasonably be expected to cause, the Company to abandon, terminate, delay or fail to consummate, or that would otherwise materially impede, interfere with or be inconsistent with, the Transactions (other than an Acceptable Confidentiality Agreement).

Notwithstanding the foregoing or anything to the contrary contained in the Merger Agreement, at any time prior to the Offer Acceptance Time, and subject to compliance with the other provisions of Section 6.1 of the Merger Agreement, if any Acquired Corporation has received a bona fide written Acquisition Proposal, which was made after the date of the Merger Agreement, from any Person that has not been withdrawn and after consultation with outside legal counsel, the Company Board shall have determined, in good faith, that such Acquisition Proposal is a Superior Offer, (a) the Company Board may make a Company Adverse Change Recommendation, or (b) provided that the Company and its subsidiaries are not in breach of Section 5.3 of the Merger Agreement and subject to the other provisions of Section 8.1(e) of the Merger Agreement, the Company may terminate the Merger Agreement to enter into a Specified Agreement (as defined below) with respect to such Superior Offer, if and only if:
•
the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements;

•
the Company has given Parent prior written notice of its intention to consider making a Company Adverse Change Recommendation or terminate the Merger Agreement at least four business days prior to doing so (a “Determination Notice”);

•
the Company has (i) promptly (and in any event within twenty-four hours) notified Parent in writing if any inquiries, proposals or offers with respect to an Acquisition Proposal are received by any Acquired Corporation and provided to Parent a copy of any written Acquisition Proposal (including any proposed term sheet, letter of intent, acquisition agreement or similar agreement with respect thereto, to the extent such documents are provided to the Company in connection with such Acquisition Proposal), a copy of any financing commitments relating thereto and a summary of any material unwritten terms and conditions thereof (and indicated the identity of such Person), and (ii) kept Parent reasonably informed of any material developments, discussions or negotiations regarding any Acquisition Proposal (including any material changes to the terms thereof) on a prompt basis (and in any event within twenty-four hours of any request by Parent for an update as to the status of any such material development, discussion or negotiation);

•
the Company has given Parent four business days after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that such Acquisition Proposal would cease to constitute a Superior Offer, and to the extent requested by Parent, has negotiated in good faith with Parent and its Representatives with respect to such proposed revisions or other proposal, if any; and

•
at the end of such four business day period, the Company Board has determined, after consultation with the Company’s outside legal counsel, that such Acquisition Proposal continues to constitute a Superior Offer and that the failure to make the Company Adverse Change Recommendation or terminate the Merger Agreement would be inconsistent with the fiduciary duties of the Company Board under applicable Legal Requirements (after taking into account the amendments to the Merger Agreement and the Transactions proposed by Parent, if any).

The provisions in the foregoing bullet points will also apply to any change to any of the financial terms (including the form, amount and timing of payment of consideration) or other material amendment to any Acquisition Proposal and shall require a new Determination Notice, except that the references to four business days shall be deemed to be two business days.
Other than in connection with an Acquisition Proposal, the Company Board may make a Company Adverse Change Recommendation only in respect of an Intervening Event if:
•
the Company Board determines in good faith, after consultation with the Company’s outside legal counsel, that the failure to do so would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements;

•
the Company shall have given Parent a Determination Notice at least four business days prior to making any such Company Adverse Change Recommendation and, if desired by Parent, during such four-business day period shall have negotiated, and caused its Representatives to negotiate, in good faith with respect to any revisions to the terms of the Merger Agreement or another proposal to the extent proposed by Parent so that a Company Adverse Change Recommendation would no longer be necessary; and

•
(i) the Company shall have specified in reasonable detail the facts and circumstances that render a Company Adverse Change Recommendation necessary, (ii) the Company shall have given Parent the four business day period after the Determination Notice to propose revisions to the terms of the Merger Agreement or make another proposal so that a Company Adverse Change Recommendation would no longer be necessary, and (iii) after giving effect to the proposals made by Parent during such period, if any, after consultation with the Company’s outside legal counsel, the Company Board shall have determined, in good faith, that the failure to make the Company Adverse Change Recommendation would be inconsistent with the fiduciary duties of the Company Board to the Company’s stockholders under applicable Legal Requirements.

The provisions in the foregoing bullet points will also apply to any material change to the facts and circumstances relating to such Intervening Event specified by the Company pursuant to clause (i) of the third bullet point above and require a new Determination Notice except that for the purposes of such subsequent Determination Notice, all references to four business days shall be deemed to be two business days.
Efforts to Close the Merger
The parties to the Merger Agreement agree to use their reasonable best efforts to:
•
take promptly any and all steps necessary to avoid or eliminate each and every impediment under the Antitrust Laws and Foreign Investment Laws, that may be asserted by any Governmental Body or any other party, so as to enable the Closing to occur as promptly as practicable, but in no case later than the End Date, including providing as promptly as reasonably practicable all information required by any Governmental Body pursuant to its evaluation of the Transactions under the HSR Act or other applicable Antitrust Laws and Foreign Investment Laws.

Notwithstanding the foregoing, Parent and its Affiliates shall not have an obligation to propose, negotiate, commit to and consent to any divestiture, sale, disposition, hold separate Order or other structural or conduct relief, or other operational undertakings, in order to obtain clearance from any Governmental Body.
The parties to the Merger Agreement agree to (i) promptly, but in no event later than ten business days after the date of the Merger Agreement, make an appropriate filing of all notification and report forms as required by the HSR Act from each party with respect to the Transactions, and (ii) promptly, but in no event later than fifteen business days after the date of the Merger Agreement, prepare and make, any other filings, notifications or other Consents that are required to be made with, or obtained from, any other Governmental Bodies under applicable Antitrust Laws and Foreign Investment Laws in connection with the Transactions.
The parties to the Merger Agreement shall jointly control the overall strategy with respect to the Transactions under Antitrust Laws and Foreign Investment Laws, including the right to determine the strategy and timing for any such filings, submissions, communications and meetings and each party shall consider in good faith the views of the other party, and keep the other party informed of the status of such matters.
During the Pre-Closing Period, each party shall:
•
give the other parties prompt notice of the making or commencement of any request, inquiry, investigation, action or Legal Proceeding brought by a Governmental Body or brought by a third party before any Governmental Body, in each case, with respect to the Transactions under the Antitrust Laws and Foreign Investment Laws;

•	keep the other parties informed as to the status of any such request, inquiry, investigation, action or Legal Proceeding;
•
promptly inform the other parties of, and wherever practicable give the other parties reasonable advance notice of, and the opportunity to participate in, any communication to or from the FTC, DOJ or any other Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding;

•
promptly furnish to the other parties, subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, copies of documents provided to or received from any Governmental Body in connection with any such request, inquiry, investigation, action or Legal Proceeding (other than “Transaction-Related Documents” and “Plans and Reports” as those terms are used in the rules and regulations under the HSR Act, that contain valuation information (which can be redacted));

•
subject to an appropriate confidentiality agreement to limit disclosure to counsel and outside consultants, and to the extent reasonably practicable, consult and cooperate with the other parties and consider in good faith the views of the other parties in connection with any analysis, appearance, presentation, memorandum, brief, argument, opinion or proposal made or submitted in connection with any such request, inquiry, investigation, action or Legal Proceeding;

•
except as may be prohibited by any Governmental Body or by any Legal Requirement, in connection with any such request, inquiry, investigation, action or Legal Proceeding in respect of the Transactions, give the other party reasonable advance notice of, and permit authorized Representatives of the other party to be present at each meeting or conference relating to such request, inquiry, investigation, action or Legal Proceeding and to have access to and be consulted in connection with any argument, opinion or proposal made or submitted to any Governmental Body in connection with such request, inquiry, investigation, action or Legal Proceeding; and

•
not (and shall cause its Affiliates not to) enter into any transactions (whether by way of asset purchase, equity purchase, merger or otherwise) which would reasonably be expected to materially delay, or materially reduce the likelihood of obtaining approval of any Governmental Body of the Transactions, pursuant to any Antitrust Laws.

Access to Information and Investigation
During the Pre-Closing Period, upon reasonable advance notice to the Company, the Company has agreed to provide Parent and its Representatives reasonable access during normal business hours of the Company to the Company’s designated Representatives and assets and to all existing books, records, documents and information relating to the Acquired Corporations, and promptly provide Parent and Parent’s Representatives with all reasonably requested information regarding the business of the Acquired Corporations and such additional financial, operating and other data and information regarding the Acquired Corporations, as Parent may reasonably request, in each case for any reasonable business purpose in furtherance of the consummation of the Offer and the Merger or any integration or restructuring planning, subject to customary exceptions and limitations.
Subject to applicable Legal Requirements, each of the Company and Parent shall promptly notify the other of (A) any notice or other communication received by such party from any Governmental Body in connection with the Merger Agreement, the Offer, the Merger or the other Transactions, or from any Person alleging that the consent of such Person is or may be required in connection with the Offer, the Merger or the other Transactions; or (B) any Legal Proceeding commenced or, to any party’s knowledge, threatened in writing against, such party or any of its subsidiaries or otherwise relating to, involving or affecting such party or any of its subsidiaries, in each case in connection with, arising from or otherwise relating to the Offer, the Merger or any other Transaction. The Company shall give prompt notice to Parent of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had, individually or in the aggregate, a Material Adverse Effect, and Parent shall give prompt notice to the Company of any change, circumstance, condition, development, effect, event, occurrence or state of facts that has had, individually or in the aggregate, a Parent Material Adverse Effect.
Employee Matters
For a period of one year following the Closing Date, Parent shall provide, or cause to be provided, to each employee of an Acquired Corporation who is employed by an Acquired Corporation as of immediately prior to the Closing Date and who continues to be employed by the Surviving Corporation (or any Affiliate thereof, including, for the avoidance of doubt, Parent and Parent’s Affiliates) during such one-year period (each, a “Continuing Employee”) with: (i) a base salary or hourly wage rate (as applicable) and target annual or short-term cash incentive opportunities that, in the aggregate, are at least equal to the base salary or hourly wage rate (as applicable) and target annual or short-term cash incentive opportunities provided to such Continuing Employee immediately prior to the Closing Date; and (ii) broad-based employee benefits (excluding any change-in-control or transaction-based payments, long-term incentives, nonqualified deferred compensation, severance, retention, equity or equity-based compensation, defined benefit plans, and post-retirement or retiree medical or retiree welfare benefits (the “Excluded Benefits”)) that are no less favorable in the aggregate to, at the discretion of Parent, the employee benefits (other than the Excluded Benefits) provided (A) by an Acquired Corporation to such Continuing Employee immediately prior to the Closing Date or (B) by Parent or its Affiliates (other than, following the Closing, the Surviving Corporation and its subsidiaries) to similarly situated employees of Parent or its Affiliates.
For the one-year period following the Closing Date, Parent shall, or shall cause its applicable Affiliate (including, following the Closing, the Surviving Corporation and its subsidiaries) to, provide each Continuing Employee with severance benefits that are no less favorable than, at the discretion of Parent, (i) the severance benefits made available to such Continuing Employee immediately prior to the Closing Date and set forth on Section 6.3(b) of the Company Disclosure Schedule or (ii) the severance benefits provided to similarly situated employees of Parent or any of its Affiliates.
Parent shall, or shall cause the Surviving Corporation or its subsidiaries to, give each Continuing Employee full credit for such Continuing Employee’s service with the Company and its subsidiaries (and any Affiliates or predecessors thereto) for vesting, future paid time off accruals and eligibility purposes (but not for benefit accrual purposes) under the broad-based benefit plans maintained by Parent or any of its Affiliates (including the Surviving Corporation and its subsidiaries, the “Parent Employee Plans”) in which the Continuing Employee participates following Closing to the same extent recognized by the Company or its subsidiaries immediately prior to the Closing Date; provided, however, that such service shall not be recognized to the extent that such recognition would result in a duplication of benefits with respect to the same period of service.
Following the Closing Date, with respect to any Parent Employee Plans providing for health or welfare benefits in which Continuing Employees are eligible to participate, Parent or an Affiliate of Parent shall until the earlier of (x) the end of the calendar year in which the Closing Date occurs or (y) the end of the applicable benefit plan year in which Closing occurs, use commercially reasonable efforts to: (i) waive any preexisting condition limitations otherwise applicable to Continuing Employees and their eligible dependents under any plan of Parent or an Affiliate that provides health and welfare benefits in which Continuing Employees are eligible to participate following the Closing Date to the same extent as such preexisting condition limitations are waived for similarly situated employees of Parent, (ii) honor and credit any deductible, co-payment and out-of-pocket expenses incurred by the Continuing Employees and their eligible dependents under the health and welfare plans in which they participated immediately prior to transitioning into a plan of Parent or an Affiliate during the portion of the plan year prior to such transition in satisfying any deductibles, co-payments or out-of-pocket maximums under health plans of Parent or an Affiliate and (iii) waive any waiting period limitation or evidence of insurability requirement that would otherwise be applicable to a Continuing Employee and his or her eligible dependents on or after the Closing Date, in each case, to the extent such Continuing Employee or eligible dependent had satisfied any similar limitation or requirement under an analogous Employee Plan prior to the Closing Date and to the same extent as such terms and conditions apply to similarly situated employees of Parent.
Notwithstanding anything to the contrary set forth in the Merger Agreement, Section 6.3 of the Merger Agreement will not be deemed to: (i) create any rights to continued employment or service or guarantee employment for any period of time with Parent, the Company or any of their respective Affiliates, or preclude the ability of Parent, the Company or any of their respective Affiliates to terminate the employment or service of any employee or any other Person; (ii) create, terminate, modify, or amend any Employee Plan or any other benefit or compensation plan, program, agreement or arrangement, or limit the ability of Parent, the Company or any of their respective Affiliates to amend, modify, or terminate any benefit or compensation plan, program, policy, contract, agreement or arrangement; (iii) alter or limit the ability of Parent or the Company or any of their respective Affiliates to amend, modify or terminate any benefit plan, program, agreement or arrangement at any time assumed, established, sponsored or maintained by any of them; or (iv) create any third-party beneficiary rights in any employee or any other Person (or beneficiary or dependent thereof).
Director and Officer Indemnification and Insurance
The Merger Agreement provides that, for a period of six years from the Effective Time, Parent has agreed that all rights to indemnification, advancement of expenses and exculpation from liabilities for acts or omissions occurring at or prior to the Effective Time (whether asserted or claimed prior to, at or after the Effective Time) now existing in favor of the current or former directors or officers of any Acquired Corporation and any indemnification or other similar agreements of any Acquired Corporation, in each case as in effect on the date of the Merger

Agreement, shall continue in full force and effect in accordance with their terms, and the Surviving Corporation shall (and shall cause each Acquired Corporation to) perform their obligations thereunder.
Without limiting the foregoing, during the period commencing at the Effective Time and ending on the sixth anniversary of the Effective Time, Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, and the Surviving Corporation has agreed that it will, indemnify and hold harmless each individual who is as of the date of the Merger Agreement, or who becomes prior to the Effective Time, a director or officer of any Acquired Corporation or who is as of the date of the Merger Agreement, or who thereafter commences prior to the Effective Time, serving at the request of any Acquired Corporation as a director or officer of another Person (the “Indemnified Persons”), pursuant to and to the extent provided in the certificate of incorporation and bylaws (or other organizational documents) of each of the Acquired Corporations in effect on the date of the Merger Agreement or any indemnification agreement between such Indemnified Person and any of the Acquired Corporations in effect on the date of the Merger Agreement and set forth on the Company Disclosure Schedule, against all claims, losses, liabilities, damages, judgments, inquiries, fines and reasonable fees, costs and expenses, including attorneys’ fees and disbursements, incurred in connection with any claim, action, suit or proceeding, whether civil, criminal, administrative or investigative (including with respect to matters existing or occurring at or prior to the Effective Time, including the Merger Agreement and the Transactions), arising out of or pertaining to the fact that the Indemnified Person is or was a director or officer of any Acquired Corporation or is or was serving at the request of any Acquired Corporation as a director or officer of another Person, whether asserted or claimed prior to, at or after the Effective Time, to the fullest extent permitted under applicable Legal Requirements; provided, however, that neither Parent nor the Surviving Corporation nor any of their respective subsidiaries shall be obligated to indemnify or hold harmless any Indemnified Person in connection with any claim, action, suit or proceeding arising out of or resulting from fraud, intentional misconduct or knowing violation of law by such Indemnified Person; provided, further, that the foregoing exceptions shall not limit or affect the obligation of Parent or the Surviving Corporation to advance expenses pursuant to clause (x) of Section 6.4(a) of the Merger Agreement. In the event of any such claim, action, suit or proceeding, (x) Parent shall, and shall cause the Surviving Corporation and its subsidiaries to, pay, in advance of the final disposition of such claim, action, suit or proceeding, any expenses incurred in defense thereof by the Indemnified Person upon receipt of an undertaking by such Indemnified Person to repay such amount if it shall ultimately be determined that such Indemnified Person is not entitled to be indemnified pursuant to the preceding sentence and (y) Parent shall, and shall cause the Surviving Corporation and its subsidiaries to reasonably cooperate in the defense of any such matter. Parent and the Surviving Corporation shall have the right (but not the obligation) to assume the defense of any claim, action, suit, or proceeding for which indemnification is sought under Section 6.4(a) of the Merger Agreement, with counsel reasonably satisfactory to the Indemnified Person, except to the extent otherwise provided in an indemnification agreement between such Indemnified Person and any of the Acquired Corporations in effect on the date of the Merger Agreement and set forth on the Company Disclosure Schedule. If Parent assumes such defense, the Indemnified Person shall not be entitled to retain separate counsel at the expense of Parent or the Surviving Corporation, unless (a) Parent agrees in writing to pay such fees, (b) the Indemnified Person has been advised by counsel that there is an actual conflict of interest between the Indemnified Person and Parent in the conduct of the defense, or (c) Parent fails to diligently pursue the defense after assuming it.
The Merger Agreement provides that for a period of six years after the Effective Time, Parent and the Surviving Corporation shall either cause to be maintained in effect the current policies of directors’ and officers’ insurance maintained by or for the benefit of the Acquired Corporations or provide substitute policies for the Acquired Corporations, and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations in either case, of not less than the existing coverage and having other terms not less favorable to the insured Persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time (with insurance carriers having at least an “A” rating by A.M. Best with respect to directors’ and officers’ insurance), except that in no event shall Parent or the Surviving Corporation be required to pay with respect to such insurance policies more than 300% of the aggregate annual premium most recently paid by the Acquired Corporations prior to the date of the Merger Agreement (the “Maximum Amount”), and if the Surviving Corporation is unable to obtain the insurance required by Section 6.4(b) of the Merger Agreement it shall obtain as much comparable insurance as possible for the years within such six-year period for a premium equal to the Maximum Amount. In lieu of such insurance, prior to the Effective Time the Company may, at its option, purchase a “tail” directors’ and officers’ insurance policy for the Acquired Corporations and their current and former directors and officers who are currently covered by the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations. The tail directors’ and officers’ insurance policy shall provide coverage in an amount not less than the existing coverage and on other terms not less favorable to the insured Persons than the directors’ and officers’ insurance coverage currently maintained by or for the benefit of the Acquired Corporations with respect to claims arising from facts or events that occurred at or before the Effective Time. However, in no event shall the cost of any such tail policy exceed the Maximum Amount. Parent and the Surviving Corporation shall maintain such policies in full force and effect, and continue to honor the obligations thereunder.
Conditions of the Offer
See Section 15 - “Conditions of the Offer.”
Conditions to the Merger
The obligation of each party to consummate the Merger is subject to the satisfaction of the following conditions:
•
There will not have been issued by any Governmental Body of competent jurisdiction in a jurisdiction where either Parent and its Affiliates or the Acquired Corporations operate their respective businesses or own any material assets (a “Specified Governmental Body”) and remain in effect any temporary restraining order, preliminary or permanent injunction or other Order preventing the consummation of the Merger, nor will any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Merger by any Specified Governmental Body which prohibits or makes illegal the consummation of the Merger; and

•	Purchaser (or Parent on Purchaser’s behalf) shall have accepted for payment all of the Shares validly tendered pursuant to the Offer and not validly withdrawn.
Termination
The Merger Agreement may be terminated prior to the Effective Time:
•	by mutual written consent of the Company and Parent at any time prior to the Offer Acceptance Time; or
by either the Company or Parent, if:
•
at any time prior to the Offer Acceptance Time, the Closing has not occurred on or before midnight, Eastern Time, on October 29, 2026 (such date and time, the “End Date”); provided, that (x) if on the End Date all of the conditions set forth in Annex I to the Merger Agreement, other than clause (e) or (g) (solely in respect of the HSR Act, other Antitrust Laws and Foreign Investment Laws), shall have been satisfied or waived by Parent or Purchaser, to the extent waivable by Parent or Purchaser (other than conditions that by their nature are to be satisfied at the Offer Acceptance Time, each of which is then capable of being satisfied), then the End Date shall automatically be extended by a period of ninety (90) days (and all references to the End Date in the Merger Agreement and its Annex I shall be as so extended); (y) this termination right will not be available to any party whose material breach of any provision of the Merger Agreement has caused, or resulted in, the Offer not being consummated by such date (the termination right described in this bullet, an “End Date Termination”);

•
a Specified Governmental Body of competent jurisdiction has issued an Order, or shall have taken any other action, that has the effect of permanently restraining, enjoining or otherwise prohibiting the acceptance for payment of Shares pursuant to the Offer or the Merger or making consummation of the Offer or the Merger illegal, which Order or other action shall be final and nonappealable; provided, however, that, this termination right will not be available to any party whose material breach of any provision of the Merger Agreement has been the cause of, or resulted in, the issuance of such final and non-appealable Order or other action or to any party that has failed to use its reasonable best efforts as required by Sections 6.2 and 6.6 of the Merger Agreement to remove such Order or other action; or

by Parent, at any time prior to the Offer Acceptance Time, if:
•	the Company Board (i) shall have failed to include the Company Board Recommendation in the Schedule 14D-9 when mailed, or shall have effected a Company Adverse Change Recommendation; or

(ii) in the case of a tender offer or exchange offer subject to Regulation 14D under the Exchange Act, other than the Offer, the Company Board fails to recommend, in a Solicitation/Recommendation Statement on Schedule 14D-9, rejection of such tender offer or exchange offer within ten business days of the commencement of such tender offer or exchange offer (the termination right described in this bullet, a “Board Recommendation Termination”); or
•
the Company has breached any of its representations, warranties, covenants or other obligations contained in the Merger Agreement, which breach or failure to perform (i) would give rise to the failure of condition set forth in clause (b) or (c) of Annex I to the Merger Agreement to be satisfied and (ii) is incapable of being cured by the End Date or, if capable of being cured by the End Date, has not been cured within thirty days after the date Parent gives written notice to the Company of such breach or failure to perform (provided that, this termination right will not be available to Parent if Parent or Purchaser is in material breach of any representation, warranty, covenant or obligation of the Merger Agreement which breach would permit the Company to terminate the Merger Agreement) (the termination right described in this bullet, a “Company Breach Termination”); or

by the Company, at any time prior to the Offer Acceptance Time:
•
in order to accept a Superior Offer and substantially concurrently enter into a binding written definitive acquisition agreement providing for the consummation of a transaction which the Company Board shall have determined, in good faith, constitutes a Superior Offer (a “Specified Agreement”); provided, however, that (i) the Company shall not have violated Section 5.3 of the Merger Agreement, (ii) the Company and the Company Board shall have complied with Section 6.1(b) of the Merger Agreement and (iii) the Company shall have paid, or caused to be paid, the Termination Fee immediately before or simultaneously with and as a condition to such termination (the termination right described in this bullet, a “Superior Offer Termination”);

•
if Parent breaches or fails to perform any of its representations, warranties, covenants or other agreements contained in the Merger Agreement, which breach or failure to perform (a) would reasonably be expected to prevent Parent or Purchaser from consummating the Transactions and (b) is incapable of being cured by the End Date, or if capable of being cured by the End Date, has not been cured by Parent within thirty days after the Company gives Parent a written notice of such breach or failure to perform (provided that, this termination right will not be available to the Company if it is in material breach of any representation, warranty, covenant or obligation of the Merger Agreement which breach would give rise to a failure of a condition set forth in clause (b) or (c) of Annex I of the Merger Agreement (if such condition were tested as of the date of such breach instead of as of the Offer Acceptance Time)); or

•
if following the expiration of the Offer, Purchaser shall have failed to accept for payment all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the Merger Agreement or if following the Offer Acceptance Time, Purchaser shall have failed to purchase all Shares validly tendered (and not validly withdrawn) pursuant to the Offer in accordance with the Merger Agreement.

Termination Fee
The Company will pay, or cause to be paid, to Parent a termination fee of $66,400,000 in cash (the “Termination Fee”) in the event that:
•	the Merger Agreement is terminated by the Company in accordance with a Superior Offer Termination;
•	the Merger Agreement is terminated by Parent in accordance with a Board Recommendation Termination; or
•	each of the below occurs:
•
(A) Either the Company or Parent terminates the Merger Agreement in accordance with an End Date Termination (but in the case of a termination by the Company, only if at such time Parent would not be prohibited from terminating the Merger Agreement pursuant to proviso (y) of the definition of End Date Termination) or by Parent pursuant to the Company Breach Termination;

•
(B) after the date of the Merger Agreement and prior to such termination, a bona fide Acquisition Proposal has been publicly disclosed, or such Acquisition Proposal has otherwise been communicated to the Company Board or the Company’s stockholders, by any Person and not publicly withdrawn; and

•
(C) within twelve months of such termination, the Company enters into a definitive agreement with respect to, or consummates an Acquisition Proposal; provided, that for purposes of the preceding clauses (B) and (C) the references to “20%” in the definition of “Acquisition Proposal” shall be deemed to be references to “50%”.

In no event shall the Company be required to pay the Termination Fee on more than one occasion.
Payment of the Termination Fee will constitute the sole and exclusive remedy of Parent, Purchaser or any of their respective Affiliates against the Acquired Corporations and any of their respective former, current or future officers, directors, partners, stockholders, managers, members or Affiliates (collectively, the “Company Related Parties”) for any loss suffered as a result of the failure of the Offer or the Merger to be consummated or for a breach or failure to perform under the Merger Agreement or otherwise, and upon payment of the Termination Fee, none of the Company Related Parties will have any further liability or obligation relating to or arising out of the Merger Agreement or the Transactions; provided, that neither Parent, Purchaser nor the Company shall be released from any liabilities or damages arising out of any fraud by such party or a willful and material breach of the Merger Agreement by such party. If the Company fails to timely pay any amount due pursuant to Section 8.3(b) of the Merger Agreement, and, in order to obtain the payment, Parent commences a Legal Proceeding which results in a judgment against the Company, the Company shall pay Parent its reasonable and documented costs and expenses (including reasonable and documented attorneys’ fees) in connection with such suit, together with interest on such amount at the prime rate as published in the Wall Street Journal in effect on the date such payment was required to be made through the date such payment was actually received.
Rule 14d-10(d) Matters
Prior to the Offer Acceptance Time and to the extent permitted by applicable Legal Requirements, the compensation committee of the Company Board will approve, as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act, each agreement, arrangement or understanding between Purchaser, the Company or their respective Affiliates and any of the officers, directors or employees of the Acquired Corporations that are effective as of the date of the Merger Agreement or are entered into after the date of the Merger Agreement and prior to the Offer Acceptance Time pursuant to which compensation is paid to such officer, director or employee and will take all other action reasonably necessary to satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d)(2) under the Exchange Act.
Section 16 Matters
Prior to the Offer Acceptance Time, the Company and the Company Board shall take appropriate action, to the extent necessary, to approve, for purposes of Section 16(b) of the Exchange Act, the disposition and cancellation or deemed disposition and cancellation of the Shares and the Company Equity Awards in the Merger by any officer or director of the Company who is subject to Section 16 of the Exchange Act intended to cause such dispositions and/or cancellations to be exempt under Rule 16b-3 promulgated under the Exchange Act.
Notices to Holders of Company Warrants
During the Pre-Closing Period, the Company has agreed to deliver any notices required in connection with the Transactions under the terms of any outstanding Company Warrants to the holders thereof, and the Company will provide Parent with a reasonable opportunity to review and comment on such notices and will give reasonable and good faith consideration to any comments provided by Parent to such notices.
Treatment of Convertible Senior Notes
Prior to the Effective Time, the Company has agreed to use reasonable best efforts to take all actions as may be required in accordance with, and subject to the terms of, the applicable provisions of the Convertible Senior Notes Indenture, including the giving of the notices required by the Convertible Senior Notes Indenture in connection with the Transactions.

The Company shall use its reasonable best efforts to (i) execute and deliver any supplemental indentures required in connection with the Transactions and the consummation thereof to be executed and delivered to the Trustee (as defined in the Convertible Senior Notes Indenture) at or prior to the Effective Time under the Convertible Senior Notes Indenture and (ii) cause to be executed and delivered to the Trustee an officer’s certificate and an opinion of counsel (as such terms are defined in the Convertible Senior Notes Indenture) and any other related documentation required by the Convertible Senior Notes Indenture in connection with such supplemental indenture; provided that opinions of counsel required by the Convertible Senior Notes Indenture, as may be necessary to comply with all of the terms and conditions of the Convertible Senior Notes Indenture in connection with the Transactions shall be delivered by Parent and its counsel to the extent required to be delivered on or after the Effective Time.
Parent shall be given a reasonable opportunity to review any notice, announcement, certificate or legal opinion before such document is provided to the Trustee under the Convertible Senior Notes Indenture prior to the Effective Time, and the Company shall in good faith consider any comments made by Parent.
The Company shall not make any settlement election under or make any change to the terms of the Convertible Senior Notes Indenture or take any action that would result in a change to the Conversion Rate (as defined in the Convertible Senior Notes Indenture), in each case, without the prior written consent of Parent.
Financing Assistance
Subject to applicable Legal Requirements, during the Pre-Closing Period, the Company shall, and shall cause each Acquired Corporation to, and shall use reasonable best efforts to cause its and their respective Representatives to, use its and their reasonable best efforts to provide such cooperation as may be reasonably requested by Parent in connection with arranging, obtaining or syndicating third-party debt financing (if any) by Parent or any of its wholly owned subsidiaries, the proceeds of which are intended to be used to consummate the Transactions (the “Debt Financing”); provided that neither the Company nor any Acquired Corporation nor any of their respective Representatives shall be required to: (A) prepare or provide any financial statements or other financial information other than financial statements or other financial information that are filed or required to be filed with the SEC (before giving effect to any grace periods, exemptive Orders or other similar relief that would change the applicable due date) or to the extent such financial information is readily available to the Company; (B) provide any guarantees or grant any security interests on any of their equity interests or assets or otherwise become subject to any Encumbrance prior to the Effective Time; (C) take any action that would reasonably be expected to (i) give rise to a breach of any provision of their organizational documents or any representation, warranty, or covenant in the Merger Agreement or the failure of any condition to Closing set forth in Annex I of the Merger Agreement to be satisfied or (ii) conflict with, violate or result in a breach of or give rise to any right of termination or cancellation under any Material Contract; (D) incur any expense or liability that is not promptly reimbursed by Parent upon written request by the Company; or (E) adopt resolutions or consents, or deliver any opinion of legal counsel, relating to the Debt Financing prior to the Effective Time.
Notwithstanding anything to the contrary in the Merger Agreement, the condition set forth in Annex I, clause (c) of the Merger Agreement, as it applies to the obligations of the Company under Section 6.14 of the Merger Agreement, will be deemed to be satisfied unless the Debt Financing is not obtained and the Company’s willful and material breach of its obligations under Section 6.14 of the Merger Agreement was the primary cause of the failure of the Debt Financing to be obtained.
Fees and Expenses
Subject to certain exceptions and subject to the provisions described in “- Termination Fee,” all fees and expenses incurred in connection with the Merger Agreement and the Transactions shall be paid by the party incurring such fees or expenses, whether or not the Offer and Merger are consummated.
Amendment; Waiver
Prior to the Effective Time, the Merger Agreement may be amended with the approval of the respective boards of directors of the Company, Parent and Purchaser at any time. The Merger Agreement may not be amended except by an instrument in writing signed on behalf of each of the parties.
No failure on the part of any party to exercise any power, right, privilege or remedy under the Merger Agreement, and no delay on the part of any party in exercising any power, right, privilege or remedy under the

Merger Agreement, shall operate as a waiver of such power, right, privilege or remedy; and no single or partial exercise of any such power, right, privilege or remedy shall preclude any other or further exercise thereof or of any other power, right, privilege or remedy.
No party shall be deemed to have waived any claim arising out of the Merger Agreement, or any power, right, privilege or remedy under the Merger Agreement, unless the waiver of such claim, power, right, privilege or remedy is expressly set forth in a written instrument duly executed and delivered on behalf of such party and any such waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure. At any time prior to the Effective Time, Parent and Purchaser, on the one hand, and the Company, on the other hand, may, to the extent permissible under applicable Legal Requirements, (a) extend the time for the performance of any of the obligations or other acts of the other, (b) waive any breach of the representations and warranties of the other contained in the Merger Agreement or in any document delivered pursuant thereto or (c) waive compliance by the other with any of the agreements or covenants contained therein. Any such extension or waiver shall be valid only if is expressly set forth in a written instrument duly executed and delivered on behalf of the party or parties to be bound thereby, but such extension or waiver or failure to insist on strict compliance with an obligation, covenant, agreement or condition shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure.
Governing Law and Venue
The Merger Agreement is governed by, and construed in accordance with, the laws of the State of Delaware, regardless of the laws that might otherwise govern under applicable principles of conflicts of laws thereof. The exclusive jurisdiction and venue for any action or proceeding arising out of or relating to the Merger Agreement or any of the Transactions is (A) the Court of Chancery of the State of Delaware and any state appellate court therefrom, (B) if (but only if) the court in clause (A) lacks subject matter jurisdiction, the Superior Court of the State of Delaware sitting in New Castle County and any state appellate court therefrom or (C) if (but only if) the courts in clause (A) and (B) lack subject matter jurisdiction, the United States District Court sitting in the State of Delaware and any appellate court therefrom (collectively the “Delaware Courts”).
Specific Performance
The parties to the Merger Agreement acknowledged and agreed that irreparable damage for which monetary damages, even if available, would not be an adequate remedy, would occur in the event that the parties do not perform their obligations under the provisions of the Merger Agreement in accordance with its specified terms or otherwise breach such provisions. The parties acknowledge and agree that (i) the parties shall be entitled to an injunction or injunctions, specific performance, or other equitable relief, to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions thereof in the Delaware Courts without proof of damages or otherwise, this being in addition to any other remedy to which they are entitled under the Merger Agreement, and (ii) the right of specific performance is an integral part of the Transactions and without that right, neither the Company nor Parent would have entered into the Merger Agreement. Each of the parties agrees that it will not oppose the granting of an injunction, specific performance or other equitable relief on the basis that the other parties have an adequate remedy at law or that an award of specific performance is not an appropriate remedy for any reason at law or equity. The parties acknowledge and agree that any party seeking an injunction or injunctions to prevent breaches of the Merger Agreement and to enforce specifically the terms and provisions of the Merger Agreement in accordance with its applicable terms shall not be required to provide any bond or other security in connection with any such Order or injunction.
Waiver of Jury Trial
Each of the parties to the Merger Agreement irrevocably and unconditionally waived any right it may have to a trial by jury in any litigation arising out of, relating to or in connection with the Merger Agreement.
Mutual Confidentiality Agreement
The Company and Parent entered into a confidentiality agreement, dated January 23, 2026, as amended on February 27, 2026 (such amendment, the “Confidentiality Agreement Amendment”, and such agreement, as amended, the “Confidentiality Agreement”), for the purpose of evaluating a potential business relationship or transaction. Under the terms of the Confidentiality Agreement, each of Parent and the Company agreed, subject to certain exceptions, to keep confidential certain proprietary or non-public information relating to the other party, including information regarding research, development, business plans, unpublished financial statements, trade secrets, know-how, intellectual property rights, and the existence and subject matter of any business discussions, negotiations, or agreements between the parties. Each party agreed to treat all such confidential information in the strictest confidence and to not use it for any purpose other than evaluating a potential business relationship or transaction between the parties. Each party further agreed not to disclose, directly or indirectly, any confidential information to any person who is not a party to the Confidentiality Agreement, except to its directors, officers, employees, representatives, independent contractors, consultants, professional advisors, affiliates, and its affiliates’ respective representatives, in each case as necessary for the purposes of the Confidentiality Agreement and subject to such persons being bound by confidentiality obligations at least equivalent to the terms of the Confidentiality Agreement. Parent also agreed to abide by a standstill provision which ceased to be effective upon the execution of the Merger Agreement and the announcement of the Transactions. The Confidentiality Agreement also contains a non-solicitation provision, pursuant to which Parent agreed that, for a period of 12 months from the date of the Confidentiality Agreement Amendment, neither Parent nor any of its representatives acting on its behalf would solicit for employment or hire any employee of the Company who becomes known to Parent or its representatives in connection with the evaluation of a potential negotiated transaction, without the Company’s prior written consent, subject to an exception for general advertisements or solicitations that are not specifically targeted at such persons.
The foregoing summary of the Confidentiality Agreement and the Confidentiality Agreement Amendment does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement and the Confidentiality Agreement Amendment, copies of which Purchaser has included as Exhibit (d)(2) and Exhibit (d)(3) to the Schedule TO and is incorporated herein by reference.
12.	Purpose of the Offer; Plans for the Company
Purpose of the Offer
The purpose of the Offer is for Parent, through Purchaser, to acquire control of, and would be the first step in Parent’s acquisition of the entire equity interest in, the Company. The Offer is intended to facilitate the acquisition of all outstanding Shares. The purpose of the Merger is to acquire all outstanding Shares not tendered and purchased pursuant to the Offer. If the Offer is consummated, Purchaser intends to complete the Merger as soon as practicable thereafter.
The Company Board has unanimously: (1) determined that the Merger Agreement and the Transactions are fair to, and in the best interest of, the Company and its stockholders; (2) declared it advisable to enter into the Merger Agreement; (3) approved the execution, delivery and performance by the Company of the Merger Agreement and the consummation of the Transactions, including the Offer and the Merger; (4) resolved that the Merger shall be effected under Section 251(h) of the DGCL; and (5) resolved to recommend that the Company’s stockholders tender their Shares to Purchaser pursuant to the Offer; in each case, on the terms and subject to the conditions of the Merger Agreement.
If the Offer is consummated, we will not seek the approval of the Company’s remaining stockholders before effecting the Merger. Section 251(h) of the DGCL provides that following consummation of a successful tender offer for a public corporation, and subject to certain statutory provisions, if the acquirer holds at least the amount of shares of each class of stock of the constituent corporation that would otherwise be required to approve a merger for the constituent corporation, and the other stockholders receive the same consideration for their stock in the merger as was payable in the tender offer, the acquirer can effect a merger without the action of the other stockholders of the constituent corporation. Accordingly, if we consummate the Offer, we are required pursuant to the Merger Agreement to complete the Merger without a vote of the Company’s stockholders in accordance with Section 251(h) of the DGCL.
Plans for the Company
After completion of the Offer and the Merger, the Company will be a wholly owned subsidiary of Parent. In connection with Parent’s consideration of the Offer, Parent has developed a plan, on the basis of available information, for the combination of the business of the Company with that of Parent. Parent plans to integrate the Company’s business and products into Parent’s business and product offerings. Parent will continue to evaluate and refine the plan and may make changes to it as additional information is obtained.

Upon completion of the Merger, Purchaser and Parent plan to replace all of the members of the Company Board and do not expect that any current member of the Company Board will become a member of the board of directors of either Purchaser or Parent.
After completion of the Merger, we intend to cause the Shares to be delisted from Nasdaq and deregistered under the Exchange Act.
13.	Certain Effects of the Offer
Because the Merger will be governed by Section 251(h) of the DGCL, no stockholder vote will be required to consummate the Merger. Promptly after the consummation of the Offer, and subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of the remaining conditions set forth in the Merger Agreement, we and the Company will consummate the Merger as soon as practicable pursuant to Section 251(h). Immediately following the Merger, all of the issued and outstanding Shares will be held by Parent.
Market for the Shares. If the Offer is successful, there will be no market for the Shares because Purchaser intends to consummate the Merger as soon as practicable and subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of certain conditions set forth in the Merger Agreement.
Stock Quotation. Depending upon the number of Shares purchased pursuant to the Offer, the Shares may no longer meet the requirements for continued listing on Nasdaq if, among other things, the Company does not meet the requirements for the number of publicly held Shares, the aggregate market value of the publicly held Shares or the number of market makers for the Shares. Parent will seek to cause the delisting of Shares on Nasdaq as soon after the consummation of the Offer as the requirements for termination of the listing are satisfied.
If Nasdaq were to delist the Shares, it is possible that the Shares would continue to trade on other securities exchanges or in the over-the-counter market and that price or other quotations of the Shares would be reported by other sources. The extent of the public market for such Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and the aggregate market value of such securities remaining at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act, and other factors.
Margin Regulations. The Shares are currently “margin securities” under the Regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which has the effect, among other things, of allowing brokers to extend credit based on the use of Shares as collateral. Depending upon factors similar to those described above regarding the market for the Shares and stock quotations, it is possible that, following the Offer, the Shares would no longer constitute “margin securities” for the purposes of the margin regulations of the Federal Reserve Board and, therefore, could no longer be used as collateral for loans made by brokers.
Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon notice of the Company to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by the Company to its stockholders and to the SEC and would make certain provisions of the Exchange Act no longer applicable to the Company, such as the short-swing profit recovery provisions of Section 16(b) of the Exchange Act, the requirement of furnishing a proxy statement pursuant to Section 14(a) of the Exchange Act in connection with stockholders’ meetings and the related requirement of furnishing an annual report to stockholders and the requirements of Rule 13e-3 under the Exchange Act with respect to “going private” transactions. Furthermore, the ability of “affiliates” of the Company and persons holding “restricted securities” of the Company to dispose of such securities pursuant to Rule 144 under the Securities Act of 1933, as amended, may be impaired or eliminated. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or be eligible for listing on Nasdaq. We will cause the delisting of the Shares from Nasdaq and the termination of the registration of the Shares under the Exchange Act as soon after completion of the Merger as the requirements for such delisting and termination of registration are satisfied.
14.	Dividends and Distributions
The Merger Agreement provides that from the date of the Merger Agreement to the Effective Time, without the prior written consent of Parent, the Company will not declare, accrue, set aside, establish a record date in respect of, accrue or pay any dividends on, or make any other distributions (whether in cash, stock, equity securities or property) in respect of any capital stock of the Company (including the Shares) or other equity or voting interests.

15.	Conditions of the Offer
The obligation of Purchaser to accept for payment and pay for Shares validly tendered (and not validly withdrawn) pursuant to the Offer is subject to the satisfaction of the conditions below. Notwithstanding any other provision of the Offer or the Merger Agreement to the contrary, Purchaser will not be required to accept for payment or (subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act relating to Purchaser’s obligation to pay for or return tendered Shares promptly after termination or withdrawal of the Offer) pay for, and may delay the acceptance for payment of, or (subject to any such rules and regulations) the payment for, any tendered Shares, and, to the extent permitted by the Merger Agreement, may terminate the Offer: (i) upon termination of the Merger Agreement; and (ii) at any scheduled Expiration Date (subject to any extensions of the Offer pursuant to the Merger Agreement), if: (A) the Minimum Condition, the Termination Condition, the Regulatory Condition and the Order Condition (each as defined below) shall not be satisfied by the time at which the Offer expires on the Expiration Date; or (B) any of the Representations Condition, the Obligations Condition, the MAE Condition and the Officer’s Certificate Condition (each as defined below) shall not be satisfied or waived in writing by Parent by the time at which the Offer expires on the Expiration Date:
•
there shall have been validly tendered, and not validly withdrawn, in the Offer a number of Shares that, considered together with all other Shares (if any) beneficially owned by Parent and its Affiliates, represent one more Share than 50% of the total number of Shares outstanding at the time of the expiration of the Offer (the “Minimum Condition”); provided, however, that for purposes of determining whether the Minimum Condition has been satisfied, the parties shall exclude Shares tendered in the Offer pursuant to guaranteed delivery procedures that have not yet been “received” by the “depository” (as such terms are defined in Section 251(h)(6) of the DGCL);

•
the representations and warranties of the Company set forth in Sections 3.3(a) and 3.3(d) of the Merger Agreement shall be accurate except for any de minimis inaccuracies as of the date of the Merger Agreement and as of the Expiration Date as if made on such date (without taking into account any “Material Adverse Effect” and “materiality” qualifications); the representations and warranties set forth in the first two (2) sentences of Section 3.1(a) (Due Organization, Subsidiaries, Etc.), Section 3.2 (Certificate of Incorporation and Bylaws), Section 3.21 (Authority; Binding Nature of Agreement), Section 3.22 (Takeover Laws), Section 3.24 (Opinion of Financial Advisor), and Section 3.25 (Brokers and Other Advisors) of the Merger Agreement shall be accurate in all material respects (without taking into account any “Material Adverse Effect” and “materiality” qualifications) as of the date of the Merger Agreement and as of the Expiration Date; the representations and warranties set forth in Sections 3.5(b) (No Material Adverse Effect) of the Merger Agreement shall be accurate in all respects as of the date of the Merger Agreement and as of the Expiration Date; and all the Company’s other representations and warranties are accurate (without taking into account any “Material Adverse Effect” and “materiality” qualifications) as of the date of the Merger Agreement and the Expiration Date, except where the failure of such representations and warranties to be so accurate has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect (the “Representations Condition”);

•
the Company shall have complied with or performed in all material respects the covenants and agreements it is required to comply with or perform at or prior to the time at which the Offer expires on the Expiration Date (or any failure to comply or perform shall have been cured by such time) (the “Obligations Condition”);

•	since the execution and delivery of the Merger Agreement, there shall not have occurred any Material Adverse Effect (the “MAE Condition”);
•
any waiting period (or any extension thereof) applicable to the Offer under the HSR Act shall have expired or been terminated and the Antitrust and Foreign Investment Approvals shall have been obtained (the “Regulatory Condition”);

•
Parent and Purchaser shall have received a certificate executed on behalf of the Company by the Company’s Chief Executive Officer or Chief Financial Officer confirming that the conditions set forth in clauses (b), (c) and (d) of Annex I to the Merger Agreement have been satisfied (the “Officer’s Certificate Condition”);

•	there shall not have been issued by any Specified Governmental Body of competent jurisdiction and remain in effect any temporary restraining order, preliminary or permanent injunction or other Order preventing the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger, nor shall any Legal Requirement have been promulgated, enacted, issued or deemed applicable to the Offer or the Merger by any Specified Governmental Body which prohibits or makes illegal the acquisition of or payment for Shares pursuant to the Offer or the consummation of the Merger (the “Order Condition”); and
•	the Merger Agreement shall not have been terminated in accordance with its terms (the “Termination Condition”).
The foregoing conditions are for the sole benefit of Parent and Purchaser and (except for the Minimum Condition, the Termination Condition, the Regulatory Condition and the Order Condition) may be waived by Parent and Purchaser, in whole or in part at any time and from time to time, in the sole discretion of Parent and Purchaser, to the extent permitted under applicable Legal Requirements.
16.	Certain Legal Matters; Regulatory Approvals
General. Based on our examination of publicly available information filed by the Company with the SEC and other publicly available information concerning the Company, we are not aware of any governmental license or regulatory permit that appears to be material to the Company’s business that would be adversely affected by our acquisition of Shares pursuant to the Offer or, except as set forth below in this Section 16, of any approval or other action by any government or governmental administrative or regulatory authority or agency, domestic or foreign, that would be required for our purchase of Shares pursuant to the Offer. Should any such approval or other action be required or desirable, we currently contemplate that, except for takeover laws in jurisdictions other than Delaware as described below under “State Takeover Laws,” such approval or other action will be sought. However, except for observance of the waiting periods and obtaining the required approvals summarized under “Antitrust Compliance” below in this Section 16, we do not anticipate delaying the purchase of Shares tendered pursuant to the Offer pending the outcome of any such matter. There can be no assurance that any such approval or action, if needed, will be obtained or, if obtained, that it will be obtained without substantial conditions; and there can be no assurance that, in the event that such approvals were not obtained or such other actions were not taken, adverse consequences might not result to the Company’s business or that certain parts of the Company’s business might not have to be disposed of or held separate, any of which may give us the right to terminate the Offer at any Expiration Date without accepting for payment any Shares validly tendered (and not validly withdrawn) pursuant to the Offer. Our obligation under the Offer to accept for payment and pay for Shares is subject to the Offer Conditions, including, among other conditions, the Regulatory Condition. See Section 15 - “Conditions of the Offer.”
Antitrust and Foreign Direct Investment (“FDI”) Compliance
Under the HSR Act and the related rules and regulations that have been promulgated thereunder by the Federal Trade Commission (the “FTC”), certain acquisition transactions, including Purchaser’s purchase of Shares pursuant to the Offer, may not be consummated until certain information and documentary material has been furnished for review by the federal antitrust regulators, the FTC and the Antitrust Division of the Department Of Justice (the “Antitrust Division”), and a fifteen-calendar day waiting period has expired or been terminated. The ultimate parent entities of Parent and the Company will file on or around the date of this Offer to Purchase their respective Premerger Notification and Report Forms concerning the Offer with the FTC and the Antitrust Division, and the waiting period will thereafter expire following a fifteen-calendar day waiting period, unless: (i) the FTC and Antitrust Division grant early termination of the waiting period; (ii) the ultimate parent entity of Purchaser voluntarily withdraws and refiles to allow an additional fifteen-calendar-day waiting period; or (iii) the ultimate parent entity of Purchaser receives a request for additional information and documentary material (a “Second Request”) prior to the expiration of the waiting period.
If the fifteen-calendar day waiting period expires on a Saturday, Sunday or legal public holiday (as defined in 5 U.S.C. 6103(a)), then such waiting period will be extended until 11:59 p.m. Eastern Time of the next regular business day. If, however, either the Purchaser or the Company receive a Second Request from either the FTC or the Antitrust Division prior to such expiration, the waiting period with respect to the Offer will be extended for an additional period of ten calendar days, which will not begin to run until the ultimate parent entity of Purchaser has certified substantial compliance with the Second Request. Complying with a Second Request can take a significant period of time. Even though the waiting period is not affected by a Second Request to the ultimate parent entity of the Company or by it supplying the requested information, the ultimate parent entity of the Company is obliged to respond to the request as promptly as practicable. Only one extension of the waiting period pursuant to a Second Request is authorized by the HSR Act rules. However, Purchaser and the Company, on the one hand, can agree not to consummate the Offer for a certain period of time to resolve any remaining issues. After that time, the waiting period may be extended only by court order or with each party’s consent. The FTC or the Antitrust Division may terminate the additional ten-calendar day waiting period before its expiration.
The FTC and the Antitrust Division frequently scrutinize the legality under the U.S. Antitrust Laws of transactions like the Offer and the Merger. At any time, the FTC or the Antitrust Division could take any action under the Antitrust Laws that it considers necessary or desirable in the public interest, including seeking (i) to enjoin the purchase of Shares pursuant to the Offer, (ii) to enjoin the Merger, (iii) to require Purchaser (or, after completion of the Merger, Parent) to divest the Shares, or (iv) to require us or the Company to divest substantial assets or seek other conduct relief. Private parties, as well as state attorneys general, also may bring legal actions under the Antitrust Laws under certain circumstances. At any time before the consummation of the Merger, any state or private party could seek to enjoin the consummation of the Merger or seek other structural or conduct relief or damages. See Section 15 - “Conditions of the Offer.” After the waiting period expires and the Merger is consummated, it remains subject to the Antitrust Laws, as neither expiration of the waiting period nor closing of the Merger indicates an approval of the Merger by federal antitrust regulators.
Germany Antitrust
The consummation of the Transactions is conditional upon the Bundeskartellamt (Federal Cartel Office, the “FCO”) deciding that the prohibition criteria in the German Act Against Restraints of Competition of 1957 (the “GWB”), as amended, are not satisfied or the FCO being deemed to have made such a decision in accordance with the GWB. On May 8, 2026, Parent submitted a formal notification to the FCO.
Italy FDI
The consummation of the Transactions is subject to the Presidenza del Consiglio dei Ministri (the “Italian FDI Authority”), under the Italian Decree Law No. 21/2012, as amended, having granted a decision, in whatever form (including a declaration of lack of jurisdiction), or the applicable waiting period (or any extension thereof) having expired, as applicable, authorizing or not objecting to the Transactions. On May 6, 2026, Parent submitted a notification to the Italian FDI Authority.
Based upon an examination of publicly available information and other information relating to the businesses in which the Company is engaged, Parent and the Company believe that neither the purchase of Shares by Purchaser pursuant to the Offer nor the consummation of the Merger should violate applicable Antitrust Laws or Foreign Investment Laws. Nevertheless, neither Parent nor the Company can be certain that a challenge to the Offer or the Merger on antitrust or foreign investment grounds will not be made, or, if such challenge is made, what the result will be. See Section 15 - “Conditions of the Offer.”
State Takeover Laws
The Company is incorporated under the laws of the State of Delaware and is subject to the provisions of Section 203 of the DGCL (“Section 203”). In general, Section 203 prevents a Delaware corporation from engaging in a “business combination” (defined to include mergers and certain other actions) with an “interested stockholder” (including a person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the date such person became an “interested stockholder” unless, among other things, the “business combination” is approved by the board of directors of such corporation before such person became an “interested stockholder.” The Company Board approved the Merger Agreement and the Transactions, and the restrictions on “business combinations” described in Section 203 are inapplicable to the Merger Agreement and the Transactions.
The Company conducts business in a number of states throughout the United States, some of which have enacted takeover laws. We do not know whether any of these laws will, by their terms, apply to the Offer or the Merger and have not attempted to comply with any such laws. Should any person seek to apply any state takeover law, we will take such action as then appears desirable, which may include challenging the validity or applicability of any such statute in appropriate court proceedings. In the event any person asserts that the takeover laws of any state are applicable to the Offer or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer or the Merger, we may be required to file certain information with, or receive approvals from, the relevant state authorities. In addition, if enjoined, we may be unable to accept for payment any Shares tendered pursuant to the Offer or be delayed in continuing or consummating the Offer and the Merger. In such case, we may not be obligated to accept for payment any Shares tendered in the Offer. See Section 15 - “Conditions of the Offer.”
Going Private Transactions
The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions, and which may under certain circumstances be applicable to the Merger or another business combination following the purchase of Shares pursuant to the Offer in which we seek to acquire the remaining Shares not then held by us. We believe that Rule 13e-3 under the Exchange Act will not be applicable to the Merger because (i) we were not, at the time the Merger Agreement was executed, and are not, an affiliate of the Company for purposes of the Exchange Act; (ii) we anticipate that the Merger will be effected as soon as practicable after the consummation of the Offer (and in any event within one year following the consummation of the Offer); and (iii) in the Merger, stockholders will receive the same price per Share as the Offer Price.
Stockholder Approval Not Required
Section 251(h) of the DGCL generally provides that stockholder approval of a merger is not required if certain requirements are met, including that (i) the acquiring company consummates a tender offer for any and all of the outstanding common stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be entitled to vote on the adoption of the merger agreement, and (ii) following the consummation of such tender offer, the acquiring company owns at least such percentage of the stock of the company to be acquired that, absent Section 251(h) of the DGCL, would be required to adopt the merger. If the Minimum Condition is satisfied and we accept Shares for payment pursuant to the Offer, we will hold a sufficient number of Shares to consummate the Merger under Section 251(h) of the DGCL without submitting the adoption of the Merger Agreement to a vote of the Company’s stockholders. Following the consummation of the Offer and subject to the satisfaction or, to the extent waivable by Purchaser or Parent, waiver by Purchaser or Parent, of the remaining conditions set forth in the Merger Agreement, Parent, Purchaser and the Company will take all necessary action to effect the Merger as soon as practicable without a meeting of the Company’s stockholders in accordance with Section 251(h) of the DGCL.
17.	Appraisal Rights
No appraisal rights are available to the stockholders (for purposes of this Section 17, references to “stockholders” includes holders of record and beneficial owners unless otherwise noted) who tender such Shares in connection with the Offer. If the Offer and Merger are consummated, the stockholders who (i) did not tender their Shares in the Offer; (ii) follow the procedures set forth in Section 262 of the DGCL; and (iii) do not thereafter lose their appraisal rights (by withdrawal, failure to perfect or otherwise), in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Delaware Court of Chancery and receive payment of the “fair value” of such Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest thereon, if any, as determined by such court. Unless the Delaware Court of Chancery in its discretion determines otherwise for good cause shown, interest from the effective date of the Merger through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the Merger and the date of payment of the judgment.
In determining the “fair value” of any Shares, the Court of Chancery will take into account all relevant factors. Stockholders should recognize that “fair value” so determined could be higher or lower than, or the same as, the Offer Price or the consideration payable in the Merger (which is equivalent in amount to the Offer Price) and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Moreover, we may argue in an appraisal proceeding that, for purposes of such proceeding, the fair value of such Shares is less than such amount.
Section 262 provides that, if a merger was approved pursuant to Section 251(h), either a constituent corporation before the effective date of the merger or the surviving corporation within ten days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice either a copy of Section 262 or information directing the stockholders to a publicly available electronic resource at which this section may be accessed without subscription or cost. The Schedule 14D-9 constitutes the formal notice by the Company to its stockholders of appraisal rights in connection with the Merger under Section 262 of the DGCL.
As described more fully in the Schedule 14D-9, if a stockholder wishes to elect to exercise appraisal rights under Section 262 in connection with the Merger, such stockholder must do all of the following:
•
prior to the later of the consummation of the Offer and twenty days after the date of dissemination of the Schedule 14D-9, deliver to the Company a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;
•	continuously hold of record or beneficially own the Shares from the date on which the written demand for appraisal is made through the Effective Time; and
•	comply with the procedures of Section 262 of the DGCL for perfecting appraisal rights thereafter.
In addition, one of the ownership thresholds (either (i) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal or (ii) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million) must be met and a stockholder or the Surviving Corporation must file a petition in the Delaware Court of Chancery demanding a determination of the value of the stock of all persons entitled to appraisal within 120 days after the Effective Time. The Surviving Corporation is under no obligation to file any such petition and has no intention of doing so. In the case of a demand for appraisal made by a beneficial owner, the demand must (i) reasonably identify the holder of record of the Shares for which the demand is made, (ii) be accompanied by documentary evidence of such beneficial owner’s beneficial ownership of the Shares and a statement that such documentary evidence is true and correct and (iii) provide an address at which such beneficial owner consents to receive notices given by the surviving corporation and to be set forth on the verified list required by Section 262 of the DGCL.
A stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the Merger Consideration. To do so, a stockholder who has not commenced or joined an appraisal proceeding may deliver to the Surviving Corporation a written withdrawal of such person’s demand for appraisal in respect of some or all of such person’s shares in accordance with Section 262(e), either within 60 days after the Effective Time or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, an appraisal proceeding in the Delaware Court of Chancery shall not be dismissed as to any person without the approval of the Court, which approval may be conditioned upon such terms as the Court deems just.
The foregoing summary of the appraisal rights of stockholders under the DGCL does not purport to be a complete statement of the procedures to be followed by the stockholders desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. If any stockholders shall have failed to perfect or shall have effectively withdrawn or lost such stockholder’s right to appraisal and payment under the DGCL, such stockholder’s Shares shall be deemed to have been converted as of the Effective Time into the right to receive the Offer Price. The proper exercise of appraisal rights requires strict and timely adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL may be accessed without subscription or cost at the following publicly available website: https://delcode.delaware.gov/title8/c001/sc09/index.html#262.
The information provided above is for informational purposes only with respect to your alternatives if the Merger is consummated. If you tender your Shares into the Offer, you will not be entitled to exercise appraisal rights with respect to your Shares, but, instead, upon the terms and subject to the conditions of the Offer, you will receive the Offer Price for your Shares. The foregoing summary does not constitute any legal or other advice, nor does it constitute a recommendation to exercise appraisal rights under Section 262 of the DGCL. Stockholders who are considering exercising their appraisal rights are urged to consult their respective legal advisors before electing or attempting to exercise such rights.

18.	Fees and Expenses
Purchaser has retained MacKenzie Partners, Inc. to be the Information Agent and Equiniti Trust Company, LLC to be the Depositary in connection with the Offer. The Information Agent may contact holders of Shares by mail, telephone, telecopy and personal interview and may request banks, brokers, dealers and other nominees to forward materials relating to the Offer to beneficial owners of Shares.
The Information Agent and the Depositary each will receive reasonable and customary compensation for their respective services in connection with the Offer, will be reimbursed for reasonable out-of-pocket expenses and will be indemnified against certain liabilities and expenses in connection therewith, including certain liabilities under federal securities laws.
None of Parent or Purchaser will pay any fees or commissions to any broker or dealer or to any other person (other than to the Depositary and the Information Agent) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks and trust companies will, upon request, be reimbursed by Purchaser for customary mailing and handling expenses incurred by them in forwarding offering materials to their customers.
19.	Miscellaneous
The Offer is being made to all holders of Shares. We are not aware of any jurisdiction in which the making of the Offer or the acceptance thereof would be prohibited by securities, “blue sky” or any other law or regulation of such jurisdiction. If we become aware of any U.S. state which the making of the Offer or the acceptance of Shares would not be in compliance with law or regulation, we will make a good faith effort to comply with any such law or regulation. If, after such good faith effort, we cannot comply with any such law or regulation, the Offer will not be made to (nor will tenders be accepted from or on behalf of holders of) the holders of Shares in such jurisdiction. In those jurisdictions where applicable laws or regulations require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Purchaser.
No person has been authorized to give any information or to make any representation on behalf of Parent or Purchaser not contained herein or in the Letter of Transmittal, and, if given or made, such information or representation must not be relied upon as having been authorized. No broker, dealer, bank, trust company, fiduciary or other person shall be deemed to be the agent of Parent, Purchaser, the Depositary or the Information Agent for the purposes of the Offer.
Purchaser has filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with exhibits furnishing certain additional information with respect to the Offer and may file amendments thereto. In addition, the Company has filed or will file, pursuant to Rule 14d-9 under the Exchange Act, the Schedule 14D-9 with the SEC, together with exhibits, setting forth the recommendation of the Company Board with respect to the Offer and the reasons for such recommendation and furnishing certain additional related information. A copy of such documents, and any amendments thereto, may be examined at, and copies may be obtained from, the SEC in the manner set forth in Section 7 - “Certain Information Concerning the Company” above.
Skyline Merger Sub, Inc.
May 13, 2026

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF PURCHASER, PARENT AND VALLINE
1.	PURCHASER
The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of the directors and executive officers of Purchaser are set forth below. The business address of Purchaser is One Boston Place, Suite 4000, Boston, MA 02108. The telephone number at such office (888) 466-6505.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
John Hess United States Director; President and Secretary
John Hess was appointed as Director, President and Secretary of Skyline Merger Sub, Inc., a special purpose vehicle located at One Boston Place, Suite 4000, Boston MA 02108, on April 28, 2026. Additionally, John Hess joined Chiesi USA, Inc., a specialty pharmaceutical company located at 175 Regency Woods Place, Suite 600, Cary, NC 27518, in January 2020 as Head of North America, Chiesi Global Rare Diseases, and became Senior Vice President, Americas a Chiesi USA, Inc. in January 2024 and continues to hold that position at present. John Hess is based in the offices of Chiesi USA, Inc. located at One Boston Place, Suite 4000, Boston, MA. John Hess brings more than 25 years of experience in commercial strategy, market access, and patient engagement to his role. Throughout his career, he has focused on delivering impactful therapies across complex therapeutic areas by building systems that prioritize both innovation and patient support. At Chiesi USA, Inc., John Hess leads regional efforts that span marketing, access, and operational strategy, ensuring that life-changing treatments reach the rare disease patients who need them most. John Hess’ leadership is grounded in purpose, driven by results, and guided by a deep commitment to patients and families navigating rare and serious conditions.

2.	PARENT
The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Parent are set forth below. The business address of each such director and executive officer is Via Palermo 26/A 43122 Parma, Italy (except as otherwise set forth below). The telephone number at such office is +39 0521 2791.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Giacomo Chiesi Italy Executive Vice President; Head of Global Rare Disease; Board Member
Giacomo Chiesi currently serves as Head of Global Rare Diseases at the Chiesi Group. Previously, Giacomo Chiesi served as Head of Global Corporate Development. In his tenure with the Chiesi Group he has directly structured and executed 25 deals with over $3B in value ranging from sell-side to buy-side M&A, in- and out-licensing, and spin-outs. He serves on the Board of Chiesi Farmaceutici S.p.A. In 2014, he founded Chiesi Ventures (One Boston Place, Suite 4000, Boston, MA 02109) as a joint venture with Pappas Capital and is the fund Managing Partner. He serves as a Board Member or Observer on the Boards of Sentien Biotechnology, Inc. (99 Hayden Avenue, Building E, Suite 140, Lexington MA 0242) and Minoryx Therapeutics (Av. Ernest Lluch 32, 08302 Mataró (Barcelona) Spain) and was previously on the boards of Glycomine and Aura Bioscience. In 2021, he was elected to the board of directors of the Biotechnology Innovation Organisation (BIO) (1201 New York Avenue NW, Suite 1300, Washington, DC, 20005), in the Emerging Companies Section (ECS). Before going back to the Chiesi Group, Giacomo Chiesi was a consultant with Bain

Schedule I-1

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information

& Co, where he led teams in a variety of assignments including due diligence, restructuring and strategy projects for consumer goods and information technology companies in different countries. Previously, he was with Accenture where he led large teams in outsourcing projects across Europe and the US for clients in transportation and retail. Giacomo Chiesi earned a M.Sc. degree Magna cum Laude in Telecommunications Engineering from the University of Parma, Italy, and an MBA from the University of Chicago Booth School of Business with concentrations in Entrepreneurship, Economics and Finance. He is also a board member of Valline S.r.l. (Stradello Marche 6 Parma Emilia Romagna – 4312, Italy).

Maria Paola Chiesi Italy Board Member and Vice Chair
Maria Paola holds a Degree in Medicinal Chemistry and Pharmacological Sciences and a Master in Business Administration (MBA). Since 1995, she has been working at Chiesi Farmaceutici S.p.A., holding various roles in Business Development, Corporate Marketing, Strategic Planning and Shared Value & Sustainability. In July 2023, Maria Paola was appointed Vice Chair of Chiesi Farmaceutici S.p.A. Since 2010, Maria Paola is responsible, first as coordinator and from 2021 as Chair, for Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma – Italy), a non-profit organization, devoted to research and international cooperation projects in the domain of respiratory medicine and neonatology. The main focus of the Foundation is to promote access to quality neonatal essential care in West Africa. She is a Member of the Board of Directors of CEA Parma (Center for Environmental Ethics) (Piazza Duomo 1, 43121 Parma - Italy); Chair and CEO of the KilometroVerdeParma Social Enterprise Forestry Consortium (VIA CAVESTRO, 3 – 43121 PARMA). Maria Paola is also a Professional Coach, Coach Mentor, and Supervisor. She is also a board member of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). In addition, she has served as Deputy Vice Chair at Regenerative Society Foundation (Via Don Angelo Calzolari 55/A, 43126 Parma, Italy) from 2020 to 2022.

Alessandro Chiesi Italy Board Member and Chairman
After completing examinations at the faculty of Economics and Commerce at the University of Parma, Alessandro Chiesi started working in Chiesi Farmaceutici S.p.A. in 1995. Alessandro Chiesi contributes to the internationalization process of Chiesi Group, first as M&A responsible, and then as affiliates’ supervisor within the International Division. In 2002 Alessandro Chiesi becomes General Manager of the new-born Chiesi Germany and in 2010 he takes the lead of the International Division. In 2016 he founds and chairs the “Parma, io ci sto!” Association (Viale Mentana 150, Parma. 43121 - Italy), which counts more than 135 companies which are committed to work with institutions for the social and economic development of Parma territory. From 2020 to July 2023, he held the position of Chief Commercial Officer (CCO) of the Chiesi Group. In 2023, Alessandro Chiesi is appointed Chair of Chiesi Farmaceutici S.p.A. He is also a board member of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). In addition, Alessandro Chiesi has served as Farmindustria Vice-Chairman (Largo del Nazareno 3/8, 00187 Roma (Italy)) from 2024 until 2026 and serves as Board member of the newspaper La Gazzetta di Parma (Via Mantova, 68 - 43122 - Parma (PR) Italy).

Schedule I-2

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Andrea Chiesi Italy Board Member
Andrea Chiesi took his undergraduate degree in Chemistry and Pharmaceutical Technology in 1992. Andrea Chiesi started his career in Chiesi Farmaceutici S.p.A. in 1993 as a pharmaceutical technology scientist. In 1997 he became Project Leader and assumed the responsibility of Planning and Control of Research in 1999. In 2006 he obtained an Executive MBA at the London Business School and at Columbia University. After serving in many operational assignments in the R&D, in 2009 Andrea Chiesi became R&D Portfolio Management Director. Since 2020, Andrea Chiesi is Head of Special Projects of Chiesi Group. Until 2019, Andrea Chiesi has been President of “Arrigo Boito” Music Conservatory of Parma. In 2023, Andrea Chiesi obtained a PhD in Management Engineering from the University of Parma. He is Chairman of the Board of Confindustria Emilia Romagna Ricerche (Via Barberia 13, 40213 Bologna - Italy), NZATU Food Group (Chemin du Pontet 2, 2013 Colombier, Switzerland) and of Fondazione LAC (Via Zilioli, 1 43011 Busseto (Parma) - Italy), and sits on the Board of Fondazione Prometeo (V.le Vittoria 3, 43125 Parma - Italy). Andrea Chiesi is also a board member and vice-chair of the board of directors of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). Since 2026 Chiesi is a board member of the Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma - Italy).

Giuseppe Accogli Italy Board Member and Chief Executive Officer
Giuseppe Accogli is a successful Executive Leader with 25 years of international experience in the med-tech sector of reputed and complex companies such as Baxter and Medtronic. He brings a strong background across multiple disciplines (such as sales, marketing, R&D, M&A, strategy, and product innovation), with a focus on the US and EMEA markets. Giuseppe Accogli started his career in sales and marketing at Tyco Healthcare. He then joined Medtronic in 2004 and became Business Manager Cardiovascular. In 2007, Giuseppe Accogli joined Baxter, as Business Manager Renal for Italy and soon after he moved to Switzerland to lead the EMEA Regional Marketing. In 2015, he was relocated to Chicago to run the US Renal Business, paving the way for several other corporate roles of increasing responsibility. In his last duty, he was part of Baxter Executive Committee with the role of Senior Vice President and Chief Operating Officer (Baxter International Inc.: 1 Baxter Parkway, Deerfield, Illinois 60015). In 2023 he was appointed Chief Executive Officer of Chiesi Group. On several occasions along his career, Giuseppe Accogli pushed for transformational acquisitions and significant business turnarounds which not only increased the performance of the respective organizational unit, but also helped people in realizing a strong mindset-shift. He earned his bachelor’s degree in economics from the University of Bari, Italy and master’s degrees from SAA Turin.

Daphne Quimi United States Board Member (Independent Non-Executive Director)
Daphne Quimi serves on the boards of Amylyx Pharmaceuticals (NASDAQ: AMLX) (55 Cambridge Pkwy, Cambridge, MA 02142) and Century Therapeutics (NASDAQ: IPSC) (25 N. 38th Street, 11th Floor, Philadelphia, PA 19104). She has experience with acquisitions, CEO transitions, and major restructurings. Daphne Quimi is the Audit Chair for both companies. Her extensive experience in financial management and strategic leadership makes her well-suited to support Chiesi’s growth in the United States. Her expertise in corporate governance will be invaluable as Chiesi expands its presence in this critical market. Daphne Quimi started her career as an auditor at KPMG

Schedule I-3

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information

between 1988 and 1991. From 1991 to 2004 she held several positions at Johnson & Johnson, including Project Manager in Financial Analysis, Manager of Worldwide Finance Procedures, and Director of Consolidations and External Reporting. She held the role of Director of Financial Reporting at Bristol-Myers Squibb between 2005 and 2007, as well as taking up the role of Regional Controller, Sarbanes Oxley Compliance, Global Finance at Avon Products between 2004 and 2005. Between 2007 and 2024, Daphne Quimi worked at Amicus Therapeutics (47 Hulfish Street, Princeton NJ 08540). She started as a Director, External Reporting and Technical Accounting, later taking various roles as a controller. She then became Senior Vice President, Administration and Operations. Following this, she became the Chief Financial Officer between 2019 and 2023, before retiring from Amicus in 2024. Daphne Quimi holds a BS in Accounting from Monmouth University, USA, which she received in 1988. She later earned a CPA, in New Jersey, USA. She concluded her studies with an MBA in Finance and International Business from New York University, USA in 1999.

Paolo Pucci United States and Italy Board Member (Independent Non-Executive Director)
Paolo Pucci offers Chiesi a wealth of governance experience, having served as a CEO, independent director, and committee member across entities in the US, EU, and Brazil. He has served as Non-Executive Director on multiple boards, including: Merus N.V. (NASDAQ: MRUS, acquired by Genmab A/S in 2025) (Merus NV: Uppsalalaan 17, 3rd & 4th Floor, 3584 CT Utrecht, the Netherlands) from 2020 until 2025; Trillium Therapeutics Inc. (NASDAQ: TRIL, acquired by Pfizer in 2021) (Trillium Therapeutics Inc.: 2488 Dunwin Drive, Mississauga, Ontario L5L 1J9, Canada) from 2020 until 2021; ArQule Inc. CEO/Director (NASDAQ: ARQL, acquired by Merck MSD in 2020) (1 Wall Street, Burlington, MA01803, USA) from 2008 until 2020; New Link Genetics Inc. (NASDAQ NLNK) (2503 S Loop Dr, Ames, IO 50010, USA) from 2015 until 2018; Dyax Inc. (NASDAQ: DYAX, acquired by Shire in 2016) (55 Network Dr, Burlington, MA 01803, USA) from 2011 until 2016; Algeta ASA (Oslo Borse: ALGETA, acquired by Bayer AG in 2014) (Kjelsasveien 172, 0884 Oslo, Norway) from 2013 until 2014; and currently serves as an independent director at: Replimune Group Inc. (NASDAQ: REPL) (Replimune Group Inc. (NASDAQ: REPL): 500 Unicorn Park Drive, 3rd Floor, Woburn, MA 01801, USA) and at West Pharmaceutical Services (NYSE: WST) (530 Herman O. West Drive, Exton, PA 19341, USA). Paolo Pucci started his career in industrial chemicals, auditing, and then banking. He worked as Indirect Sales and Marketing Manager at Citibank in Italy, a role he left in 1991. He then pivoted to work in pharma and from 1991 and 2001, Paolo Pucci took various roles at Eli Lilly & Company Inc. beginning in Italy and subsequently US, France and Sweden. His positions included Marketing Head Central Nervous System for Europe Middle East Africa region, National Sales Manager Diabetology and Endocrinology, and Business Unit Manager Neuroscience. He finished his time at Eli Lilly as Country Head, Sweden. Between 2001 and 2008, Paolo Pucci took on various roles at Bayer Schering AG, including serving as Country Head Pharmaceuticals Italy and subsequently and simultaneously as a member of the Board of Management Global Pharma, SVP North America Pharma and President Global Specialty Pharmaceuticals. He ended his time at Bayer Schering as SVP and President of the Global Specialty Pharmaceuticals Business Unit based in the U.S. Between 2008 and 2020, he was the Chief Executive Officer of ArQule. In this role, Paolo Pucci successfully raised

Schedule I-4

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information

approximately $400 million in capital and restructured the company, balancing discovery and clinical development. He led the development of a proprietary clinical pipeline featuring several best-in-class compounds in oncology and rare diseases, culminating in the company’s sale to Merck (NYSE: MSD) for $2.7 billion in 2020. Paolo Paolo Pucci graduated from the Università di Napoli, Italy, with a BA in Economics, 1984 and in 1985 obtained license to practice as Dottore Commercialista (Chartered Accountant) in Italy. He finished his studies graduating from the University of Chicago Booth Graduate School of Business with an MBA in 1990.

Roch Doliveux Switzerland Board Member (Independent Non-Executive Director)
Roch Doliveux has extensive leadership experience in biopharmaceuticals, having held both executive and non-executive positions across various companies. Between 1990 and 2003 Roch Doliveux held various roles at Schering-Plough (now Merck Inc.) successively as General Manager in Belgium and Luxembourg, Vice President and General Manager France, Senior Vice President Managed Care US and President International. In 2003 Roch Doliveux was named as Chief Executive Officer of Pharmaceuticals at Pierre Fabre. Between 2003 and 2014, Roch Doliveux held various roles at UCB, first as Director General of Pharmaceuticals and then Chief Executive Officer as of 2004. Between 2010 and 2014, he was also member of the Board and then Chair of IMI, the largest public private partnership in the world for Biopharmaceutical Research. Subsequently, he held various non-executive directorships, including serving as member of the Board of UCB, Chair of Remuneration Committee of the Board of Stryker (USA) and Chair of the Board for the Pierre Fabre Group since 2017 (Zone Industrielle de la Chartreuse, 81100 Castres, France). Since June 2020, he has been the Chair of the Board at Oxford Biomedica (Windrush Court, Transport Way, Oxford, OX4 6LT, United Kingdom), a company specializing in the development and manufacture of viral vectors for cell and gene therapies. Roch Doliveux received his PhD in Veterinary Medicine with honors from École Nationale Vétérinaire d’Alfort, France in 1980. In 1981, he received an MBA from INSEAD with distinction. He was bestowed the title of Commander of the Order of the Crown by the Belgian Government in November 2015.

Jose Fernando Albertini De Almeida Italy and Brazil Executive Vice President, Region China & International
Jose Fernando Albertini de Almeida began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in January 2013, as General Manager and President of Chiesi Pharmaceuticals Ltd., an affiliate in Brazil, then became Executive Vice President – Region China & International in August 2018, a position he continues to hold at present.

Diego Ardigò Italy Executive Vice President, Global Research & Development
Diego Ardigò began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in January 2010, as Clinical Research Physician and has held a number of positions during his time at the business. Most recently, Diego has served as Global Rare Diseases, Research & Development Head (February 2020 – January 2024), and he became Executive Vice President, Global Research & Development in January 2024, a position he continues to hold at present.

Schedule I-5

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Filiz Balcay Turkey Senior Vice President, Region Europe Mid-Size
Filiz Balcay began her tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in June 2018, as Senior Vice President, Region Europe Mid-Size, a position she continues to hold at present.

Jean-Marc Bellemin France Executive Vice President; Group CFO
Jean-Marc Bellemin began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in July 2025, as Executive Vice President, Group CFO, a position he continues to hold at present. Prior to Chiesi, Jean-Marc Bellemin served as Chief Financial Officer (December 2020 – June 2025) at Iovance Biotherapeutics, Inc., a biopharmaceutical company located at 825 Industrial Road, Suite 400, San Carlos, CA 94070.

Andrea Bizzi
Italy
Executive Vice President, Region
Europe TOP 5; Interim Executive
Vice President AIR Franchise
Name of employer: Chiesi GmbH
Address of employer: Ludwig
Erhard Straße 34, 20459
Hamburg, Germany

Andrea Bizzi began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in 2003, as Medical Advisor and has held a number of positions during his time at the business. Most recently, Andrea Bizzi has served as Head of Global Marketing (May 2016 – June 2021), Managing Director of Chiesi GmbH, located at Ludwig Erhard Straße 34, 20459 Hamburg, Germany (July 2021 – August 2024), and he became Executive Vice President, Region Europe Top 5 in January 2024, a position he continues to hold at present. In addition, Andrea is currently serving the Chiesi Group as Interim Executive Vice President, AIR Franchise.

Philip Breesch Belgium Executive Vice President, CARE Franchise Name of Employer: Chiesi USA, Inc. Address of Employer: 175 Regency Woods Place, Suite 600, Cary, NC 27518
Philip Breesch began his tenure with the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in February 2024, as Executive Vice President, CARE Franchise, a position he continues to hold at present. Prior to Chiesi, Philip Breesch served as Deputy Director, Strategy, Planning and Management – Integrated Development (July 2017 – February 2024) and Deputy Director, Quantitative Sciences (October 2022 – February 2024) at the Bill & Melinda Gates Foundation, a private, charitable foundation located at 500 5th Ave. N., Seattle, WA 98109.

Michael Gordon United States Executive Vice President; Chiesi Group General Counsel Name of Employer: Chiesi USA, Inc. Address of Employer: 175 Regency Woods Place, Suite 600, Cary, NC 27518
Michael Gordon began his tenure at the Chiesi Group in 2014, as Vice President, Legal Affairs & General Counsel of Chiesi USA, Inc., a specialty pharmaceutical company located at 175 Regency Woods Place, Suite 600, Cary, NC 27518. Most recently, Michael Gordon has served as Senior Vice President, Legal Affairs & General Counsel (April 2021 – March 2024), then became Executive Vice President, Group General Counsel in April 2024, a position he continues to hold at present.

Siham Imani France and Morocco Executive Vice President, Strategy, Sustainability & Growth Name of Employer: Chiesi S.A.S. Address of Employer: 17, avenue de l'Europe, 92270 Bois- Colombes, France
Siham Imani began her tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in February 2024, as Executive Vice President, Strategy, Sustainability, and Growth, a position she continues to hold at present. Prior to Chiesi, Siham Imani served as Executive Vice President, Corporate Strategy (April 2019 – October 2022) and Executive Vice President, Corporate Strategy & Business Development (October 2022 – January 2024) at Laboratoires Servier, an international pharmaceutical company located at

Schedule I-6

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information

50 Rue Carnot, 92284, Suresnes Cedex, France. Siham Imani serves as a Board Member for Ascendis Pharma A/S, a global biopharmaceutical company located at Tuborg Boulevard 12, 2900 Hellerup, Denmark, and Laprophan, a pharmaceutical company located at 18 Boulevard Emile Zola, Casablanca 20 300, 20300, Marocco, Morocco.

Antonio Magnelli Italy Executive Vice President, Global Technical Operations & Supply
Antonio Magnelli began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy) in June 2016, as Head of Global Manufacturing Division, and his title changed to Executive Vice President, Global Technical Operations & Supply in January 2026, a position he continues to hold at present.

Giacomo Aldo Mazzariello Italy Executive Vice President; Chiesi Group CHRO
Giacomo Mazariello began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in September 2019, as Chief Human Resources Officer, and he became Executive Vice President, Group CHRO in July 2024, a position he continues to hold at present.

Fabio Mira Italy Senior Vice President; Chief Transformation Officer Name of Employer: Chiesi SA Address of Employer: Rte du Petit-Moncor 1d, 1752 Villars-sur- Glâne, Switzerland
Fabio Mira began his tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in February 2024, as Senior Vice President, Chief Transformation Officer, a position he continues to hold at present. Prior to Chiesi, Fabio Mira served as Senior Director, Commercial PMO – EMEA Region (September 2018 – February 2022) and Vice President, Transformation Office & Commercial PMO – EMEA Region (March 2022 – March 2024) at Baxter International Inc., a multinational healthcare company located at One Baxter Parkway, Deerfield, Illinois 60015.

Laura Vergani United Kingdom and Italy Senior Vice President, Global Communications & Public Affairs
Laura Vergani began her tenure at the Chiesi Group, a global pharmaceutical company located at Via Palermo 26/A – 43122 Parma (Italy), in September 2024, as Senior Vice President, Global Communications and Public Affairs, a position she continues to hold at present. Prior to Chiesi served as Chief Communications Officer (August 2021 – August 2024) at newcleo S.A., a nuclear energy company located at 3 Place des Pyramides, 75001 Paris, France, following time spent as a free-lance contractor (April 2021 – August 2021).

Jon Zwinski United States Chief Executive Officer; General Manager Name of Employer: Chiesi USA, Inc. Address of Employer: 175 Regency Woods Place, Suite 600, Cary, NC 27518
Jon Zwinski began his tenure as Chief Executive Officer – General Manager at Chiesi USA, Inc., a specialty pharmaceutical company located at 175 Regency Woods Place, Suite 600, Cary, NC 27518, in January 2021, a position he continues to hold at present.

Schedule I-7

3.	VALLINE
The name, business address, present principal occupation or employment and material occupations, positions, offices or employment for the past five years of each of the directors and executive officers of Valline are set forth below. The business address of each such director and executive officer is Stradello Marche 6, 43121 Parma, Italy. The telephone number at such office is +39 0521 2791.

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information
Alberto Chiesi Italy Board Member and Chairman
Alberto Chiesi took his undergraduate degree in Pharmacy at the University of Parma in 1960/61, and he graduated in Chemistry in 1962/63. From 1985 to July 2023, Alberto served as President of Chiesi Farmaceutici S.p.A. (Via Palermo 26/A, Parma 43122 Italy). Starting from 2023 Alberto Chiesi is appointed as Chiesi Honorary President. Alberto Chiesi currently serves as Valline director and chairman of the board of directors. Since 2001 Alberto Chiesi is the Coordinator of the Italian Group of small-medium Companies of Farmindustria (Largo del Nazareno 3/8 – 00187 Rome, Italy), and from 2005 to 2024 he held the position as Vice-Chairman in the Chairman’s Committee. In 2024 he left the Committee and was appointed Honorary Chairman of the association. He also has served as member of the General Council of Confindustria (Viale dell’Astronomia 30 – 00144 Rome, Italy) from 2005 to 2024. Alberto Chiesi currently also serves as member of the General Council of Fondazione Cariparma (Strada al ponte Caprazucca, 4 – 43121 Parma, Italy) and since 2005 is a board member of the Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma - Italy).

Giacomo Chiesi Italy Board Member
Giacomo Chiesi currently serves as Head of Global Rare Diseases at the Chiesi Group. Previously, Giacomo Chiesi served as Head of Global Corporate Development. In his tenure with the Chiesi Group he has directly structured and executed 25 deals with over $3B in value ranging from sell-side to buy-side M&A, in- and out-licensing, and spin-outs. He serves on the Board of Chiesi Farmaceutici S.p.A.. In 2014, he founded Chiesi Ventures (One Boston Place, Suite 4000, Boston, MA 02109) as a joint venture with Pappas Capital and is the fund Managing Partner. He serves as a Board Member or Observer on the Boards of Sentien Biotechnology, Inc. (99 Hayden Avenue, Building E, Suite 140, Lexington MA 0242) and Minoryx Therapeutics (Av. Ernest Lluch 32, 08302 Mataró (Barcelona) Spain) and was previously on the boards of Glycomine and Aura Bioscience. In 2021, he was elected to the board of directors of the Biotechnology Innovation Organisation (BIO) (1201 New York Avenue NW, Suite 1300, Washington, DC, 20005), in the Emerging Companies Section (ECS). Before going back to the Chiesi Group, Giacomo Chiesi was a consultant with Bain & Co, where he led teams in a variety of assignments including due diligence, restructuring and strategy projects for consumer goods and information technology companies in different countries. Previously he was with Accenture where he led large teams in outsourcing projects across Europe and the US for clients in transportation and retail. Giacomo Chiesi earned a M.Sc. degree Magna cum Laude in Telecommunications Engineering from the University of Parma, Italy, and an MBA from the University of Chicago Booth School of Business with concentrations in Entrepreneurship, Economics and Finance. He is also a board member of Valline S.r.l. (Stradello Marche 6 Parma Emilia Romagna – 4312, Italy).

Maria Paola Chiesi Italy Board Member
Maria Paola holds a Degree in Medicinal Chemistry and Pharmacological Sciences and a Master in Business Administration (MBA). Since 1995, she has been working at Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122

Schedule I-8

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information

Parma (Italy), holding various roles in Business Development, Corporate Marketing, Strategic Planning and Shared Value & Sustainability. In July 2023, Maria Paola was appointed Vice Chair of Chiesi Farmaceutici S.p.A. Since 2010, Maria Paola is responsible, first as coordinator and from 2021 as Chair, for Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma – Italy), a non-profit organization, devoted to research and international cooperation projects in the domain of respiratory medicine and neonatology. The main focus of the Foundation is to promote access to quality neonatal essential care in West Africa. She is a Member of the Board of Directors of CEA Parma (Center for Environmental Ethics) (Piazza Duomo 1, 43121 Parma - Italy); Chair and CEO of the KilometroVerdeParma Social Enterprise Forestry Consortium (VIA CAVESTRO, 3 – 43121 PARMA). Maria Paola is also a Professional Coach, Coach Mentor, and Supervisor. She is also a board member of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). In addition, she has served as Deputy Vice Chair at Regenerative Society Foundation (Via Don Angelo Calzolari 55/A, 43126 Parma, Italy) from 2020 to 2022.

Alessandro Chiesi Italy Board Member
After completing examinations at the faculty of Economics and Commerce at the University of Parma, Alessandro Chiesi started working in Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122 Parma (Italy) in 1995. Alessandro Chiesi contributes to the internationalization process of Chiesi Group, first as M&A responsible, and then as affiliates’ supervisor within the International Division. In 2002 Alessandro Chiesi becomes General Manager of the new-born Chiesi Germany and in 2010 he takes the lead of the International Division. In 2016 he founds and chairs the “Parma, io ci sto!” Association (Viale Mentana 150, Parma. 43121 - Italy), which counts more than 135 companies which are committed to work with institutions for the social and economic development of Parma territory. From 2020 to July 2023, he held the position of Chief Commercial Officer (CCO) of the Chiesi Group. In 2023, Alessandro Chiesi is appointed Chair of Chiesi Farmaceutici S.p.A. He is also a board member of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). In addition, Alessandro Chiesi has served as Farmindustria Vice-Chairman (Largo del Nazareno 3/8, 00187 Roma (Italy)) from 2024 until 2026 and serves as Board member of the newspaper La Gazzetta di Parma (Via Mantova, 68 - 43122 - Parma (PR) Italy).

Andrea Chiesi Italy Board Member and Vice-Chair
Andrea Chiesi took his undergraduate degree in Chemistry and Pharmaceutical Technology in 1992. Andrea Chiesi started his career in Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122 Parma (Italy) in 1993 as a pharmaceutical technology scientist. In 1997 he became Project Leader and assumed the responsibility of Planning and Control of Research in 1999. In 2006 he obtained an Executive MBA at the London Business School and at Columbia University. After serving in many operational assignments in the R&D, in 2009 Andrea Chiesi became R&D Portfolio Management Director. Since 2020, Andrea Chiesi is Head of Special Projects of Chiesi Group. Until 2019, Andrea Chiesi has been President of “Arrigo Boito” Music Conservatory of Parma. In 2023 Andrea Chiesi obtained a PhD in Management Engineering from the University of Parma. He is Chairman of the Board of Confindustria Emilia Romagna Ricerche (Via Barberia 13, 40213 Bologna - Italy), NZATU Food Group (Chemin du Pontet 2, 2013 Colombier, Switzerland) and of Fondazione LAC (Via Zilioli, 1 43011 Busseto (Parma) - Italy), and sits on the Board of Fondazione Prometeo (V.le

Schedule I-9

Name, Country of Citizenship, Position	Present Principal Occupation or Employment; Material Positions Held During the Last Five Years; Certain Other Information

Vittoria 3, 43125 Parma - Italy). Andrea Chiesi is also a board member and vice-chair of the board of directors of Valline S.r.l. (Stradello Marche 6, 43121 Parma – Italy). Since 2026 Andrea Chiesi is a board member of the Paolo Chiesi Foundation (Via Paradigna 131/A, 43122, Parma - Italy).

Marco Vecchia Italy Board Member
Marco Vecchia holds a Degree in Law. He started his career at Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122 Parma, Italy) in 1987 where he served as General Counsel until April 2024 when he retired. He also served as interim CEO of Chiesi Farmaceutici S.p.A. from December 2022 through March 2023. He currently serves as Valline director. Marco holds Italian citizenship.

Carlo Ghisoni Italy Corporate Secretary to the Board
Carlo Ghisoni joined Chiesi Farmaceutici S.p.A. (Via Palermo 26/A – 43122 Parma (Italy) in 1991 where he covered different roles within the Finance area until December 2025 when he retired. He has served as Valline corporate secretary to the Board since 2026. Carlo currently serves as: Board member of Fonchim Fund - (Via Giovanni da Procida 11 – 20149 Milano, Italy) since 2012; Board member of Zebre Rugby S.r.l. SSD (Via San Leonardo, 110/A– 43122 Parma, Italy) since 2025; and Board member of Fondazione Verani Lucca ETS (Viale Vittoria, 12 29017 Fiorenzuola d’ Arda, Italy) since 2014. Carlo also served as board member of Fondazione di Piacenza e Vigevano (Via S.Eufemia, 13 – 29121 Piacenza, Italy) in charge until 2021 and board member of Paolo Chiesi Foundation (Via Paradigna 131/A – 43122 Parma, Italy) from 2005 to April 2026.

Schedule I-10

The Letter of Transmittal and certificates evidencing Shares and any other required documents should be sent by each holder or such holder’s broker, dealer, commercial bank, trust company or other nominee to the Depositary at one of its addresses set forth below:
The Depositary for the Offer is:
Equiniti Trust Company, LLC

If delivering by express mail, courier,
or other expedited service:
1110 Centre Pointe Curve
Suite # 101
Mendota Heights, MN 55120
Attn: Onbase - Reorganization Department

By mail:
Equiniti Trust Company, LLC
Operations Center
Attn: Onbase – Reorganization Department
1110 Centre Pointe Curve
Suite # 101
Mendota Heights, MN 55120
Questions or requests for assistance may be directed to the Information Agent at the address and telephone numbers listed below. Additional copies of this Offer to Purchase, the Letter of Transmittal and other materials may also be obtained from the Information Agent. Stockholders may also contact brokers, dealers, commercial banks or trust companies for assistance concerning the Offer.
MacKenzie Partners, Inc.
7 Penn Plaza
New York, New York 10001
(212) 929-5500
Or
Call Toll-Free (800) 322-2885
Email: tenderoffer@mackenziepartners.com